August 24, 2018

By Overnight Delivery, Email & EDGAR Filed

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Rufus Decker, Accounting Branch Chief

RE: Fuse Medical, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 6, 2018

File No. 000-10093

Dear Mr. Decker:

On behalf of Fuse Medical, Inc., a Delaware corporation (“Fuse” or the “Registrant”), we hereby submit the Registrant’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated April 27, 2018 and May 23, 2018 (the “Staff’s Letters”), and communicated to Fuse in subsequent telephone calls on August 7, 2018, August 9, 2018, and August 14, 2018, with the Staff, with respect to Fuse’s responses to the Staff’s comments with respect to the above-referenced Annual Report on Form 10-K (the “2017 Form 10-K”).

We appreciate the comments of the Staff and the opportunity to respond. For the convenience of the Staff, the Staff’s comments are included and followed by the corresponding response of the registrant. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Registrant. Any terms capitalized herein but not otherwise defined have the meaning ascribed to them in the 2017 Form 10-K.

1565 North Central Expressway, Suite 220

Richardson, TX 75080

Office: 469.862.3030        Facimile: 469.862.3035

www.fusemedical.com

Form 10-K for Fiscal Year Ended December 31, 2017

A.	Previously Addressed Questions and Responses from the Staff’s Letters.

Item 9A. Controls and Procedures, page 25

1.

Staff Comment: We read your responses to comments 1 and 2 and note that you state you cannot reach a conclusion at this time. We further note that in the Form 10-Q filed on May 15, 2018, you were able to conclude your controls were not effective as of March 31, 2018. Considering that you were able to reach a conclusion as of March 31, 2018, please revise to provide your conclusion as to the effectiveness of both your disclosure controls and your internal control over financial reporting as of December 31, 2017.

Fuse Response: The Registrant intends to file an amendment to the 2017 Form 10-K as soon as reasonably practicable following the completion of all comments from the Staff to reflect the above-requested revisions.

Changes in Internal Control of Financial Reporting, page 25

2.	Staff Comment: We read your response to comment 3. Please disclose the changes noted in your response in your amended filing.

Fuse Response: The Registrant intends to file an amendment to the 2017 Form 10-K as soon as reasonably practicable following the completion of all comments from the Staff to reflect the above-requested revisions.

B.	Additional Responses Requested by the Staff

We are providing the following information and background on the 2016 and 2017 transactions to provide clarity. Although Fuse has filed the majority of the below information in its public filings, we believe it would be helpful to the Staff to re-present this information in this response.

1.

Summary of Fuse’s 2016 Transactions. Through a series of transactions in 2016 (the “2016 Transactions”), Mr. Mark Brooks and Mr. Christopher Reeg acquired control of our company through entities owned and controlled by Messrs. Brooks and Reeg, respectively. At December 31, 2016, Mr. Brooks held ultimate beneficial ownership of 40% and Mr. Reeg held ultimate beneficial ownership of 29% of the outstanding common stock, par value $0.01, of Fuse (“Common Stock”). As part of a December 19, 2016, purchase agreement pursuant to which Mr. Brooks and Mr. Reeg acquired control of our company, as disclosed in Fuse’s Current Report on Form 8-K filed with the Commission on December 23, 2016 (the “December 2016 Form 8-K”), which is herein incorporated by reference, certain stockholders executed that certain Voting Agreement, dated December 19, 2016, by and among Fuse, Christopher C. Pratt, Robert H. Donehew, Reeg Medical Industries, Inc., a Texas corporation controlled by Mr. Reeg (“RMI”), and NC 143 Family Holdings, LP, a Texas limited partnership controlled by Mr. Brooks (“NC 143” and such agreement, the “Voting Agreement”), which is filed as Exhibit 4.1 to the December 2016 Form 8-K, providing that Messrs. Brooks and Reeg would have the right to appoint or remove a majority of the members of Fuse’s board of directors (the “Board”) and therefore, control of us and our operations. We believe that the Voting Agreement constitutes contemporaneous written evidence of the intent and ability of Messrs. Brooks and Reeg to control our company jointly. When combined with the long history of Messrs. Brooks and Reeg engaging in joint business operations with common interests, we do not believe that any conclusion other than the existence of common control following the 2016 Transactions would be warranted. Additionally, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on March 20, 2017 (the “2016 Form 10-K”) and subsequent interim reporting, the 2016 Transactions were consistently referred to as a change in control.

2.

Acquisition of CPM Medical Consultants, LLC. Fuse’s acquisition of CPM Medical Consultants, LLC (“CPM”), closed on December 29, 2017, and was effective on December 31, 2017, the (“CPM Acquisition”), as disclosed on Fuse’s Current Report on Form 8-K filed with the Commission on January 5, 2018, which is herein incorporated by reference, including a discussion of (a) additional supporting material from ValueScope regarding the fair value of Common Stock, in connection with the CPM Acquisition; (b) an analysis with respect to the contingent consideration to be paid in connection with the CPM Acquisition; (c) the fairness opinion (the “Fairness Opinion”) of ValueScope, Inc. (“ValueScope”) with respect to the CPM Acquisition; and (d) an analysis of common control issues in connection with the CPM Acquisition. The CPM Acquisition was approved by an independent special committee of the Board on December 13, 2017, as described in Fuse’s Current Report on Form 8-K, filed with the Commission on December 20, 2017, which is herein incorporated by reference.

a.

Additional Valuation Support and Analysis. We engaged ValueScope to prepare a valuation and fairness opinion for the CPM Acquisition. ValueScope’s response provides further detail with respect to the $0.20 per share valuation of Fuse as reflected in the Fairness Opinion. The additional analysis is attached hereto as Exhibit A and is herein incorporated by reference.

b.

Analysis of Contingent Consideration. An analysis of the accounting treatment with respect to the contingent consideration in the CPM Acquisition is attached hereto as Exhibit B and is herein incorporated by reference.

c.

Fairness Opinion and Valuation Report. The CPM Acquisition was, for accounting purposes, treated as a reverse merger under common control. The Fairness Opinion of ValueScope is attached hereto as Exhibit C and is herein incorporated by reference. The valuation report of ValueScope supporting the value of CPM in connection with such transaction is attached hereto as Exhibit D and is herein incorporated by reference.

d.

Analysis of Common Control Issues. We note that the Staff’s guidance contained within EITF 02-5 provides that common control among a group of shareholders exist where “a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence [emphasis added] of an agreement to vote a majority of the entities’ shares in concert exists.” In connection with the acquisition of shares representing 61% of the beneficial ownership interests of Fuse by NC 143 and RMI (together with NC 143, the “Investors”) in December 19, 2016, the Investors entered into the Voting Agreement under which the parties thereto were bound to vote collectively on the matters set forth in the Voting Agreement.

The matters set forth in the Voting Agreement include (i) the right to appoint a majority of the members of Board and (ii) the right to remove a majority of the members of our Board of directors. Section 3 of the Voting Agreement provides that all determinations to be made by the Investors under the Voting Agreement will be made pursuant to the determination of the holders of a majority of all of the shares of Common Stock held by the Investors. At the time of the execution of the Voting Agreement, NC 143 beneficially owned approximately 57.5% of the issued and outstanding shares of Common Stock held by the Investors. Consequently, NC 143 held complete control over the appointment or removal of a majority of the members of the Board. The Board, in turn, holds complete control over the business and affairs of the Registrant. We note that at all relevant times NC 143 held control over CPM.

As a threshold matter, the Registrant does not interpret the applicable guidance to require that NC 143 and RMI be required to vote in concert on “all significant issues with regard to Fuse Medical, Inc.” The applicable guidance merely requires that the Investors (and by extension NC 143) agreed to vote a majority of the Registrant’s shares in concert. There is no more significant “control” issue upon which stockholders are entitled to vote than election of a majority of the Board, as the Board directs all material policies and decisions of the Registrant. As a result, the Registrant believes that even if there were no other agreements or understandings between NC 143 and RMI, the Voting Agreement itself is sufficient to support the position of common control.

The Registrant further notes that the applicable guidance does not require that there be a written agreement requiring that a majority of the Registrant’s shares be voted in concert. Rather, the applicable guidance requires written evidence of an agreement to vote a majority of the Registrant’s shares in concert. The Registrant’s determination that common control existed is based upon statements by Messrs. Reeg and Brooks that they intended and agreed to vote together on all significant issues relating to the Registrant. The Voting Agreement and the right of NC 143 to control a majority of the Board, while not specifically embodying such agreement to vote in concert on all significant issues relating to the Registrant, does go to provide evidence of such agreement. The existence of such an agreement is supported by the following additional circumstantial factors, as noted previously:

(i)

Messrs. Brooks and Mr. Reeg are invested in multiple ventures outside of the Registrant and have generally worked together to further their economic interests in a collaborative manner in a relationship that spans over twenty years;

(ii)	Mr. Reeg was appointed the chief executive officer of Fuse immediately following the 2016 Transactions, indicating that Messrs. Brooks and Reeg would continue to work in their common interests;

(iii)

The December 2016 Form 8-K filing associated with the 2016 Transactions noted that there was a change in control and this conclusion is also noted in the 2016 Form 10-K and Fuse’s subsequent filings of Quarterly Reports on Form 10-Q; and

(iv)	The stock purchases made by Mr. Brooks through NC 143 and Mr. Reeg through RMI were contemporaneous, indicating that the Investors worked together.

To summarize, the Registrant believes that the Voting Agreement by its terms constitutes sufficient basis to determine that common control existed between the Registrant and CPM in accordance with existing guidance. Further, even if the Voting Agreement by its terms was not so sufficient, the Registrant believes that the Voting Agreement constitutes sufficient evidence of an agreement between NC 143 and RMI to provide for common control between the Registrant and CPM.

In addition to our response to the Staff’s comments, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact Christopher C. Reeg, our Chief Executive Officer, at (972) 331-5883 or at ChrisReeg@fusemedical.com.

Sincerely,

Fuse Medical, Inc.

/s/ Christopher C. Reeg
Christopher C. Reeg
Chief Executive Officer

CC: William E. McLaughlin, III

EXHIBIT A

ADDITIONAL VALUATION SUPPORT AND ANALYSIS OF VALUESCOPE

(attached)

Additional Valuation Support and Analysis of ValueScope	EXHIBIT A

The Registrant engaged ValueScope, Inc., to prepare a valuation of CPM as well as a fairness opinion to assist in the reverse acquisition transaction with CPM (the “2017 Reverse Acquisition”). The SEC’s point of inquiry pertains to the special committee comprised of independent Board of Director’s (“Special Committee”) negotiated and agreed upon Fuse common stock share price of $0.20, in conjunction with the fact that the Registrant’s shares were trading at $1.50 as of December 29, 2017 (the “Closing Date”).

ValueScope’s findings indicated that the Registrant was part of an inactive and inefficient market, and the trading share price was not based on the fundamentals of the Registrant and did not represent the true intrinsic value of Fuse. ValueScope’s conclusion was based on the following factors: 1,2,3,4

1.	the Registrant was traded on what is commonly known to be the most speculative tier of the three (3) over-the-counter(“OTC”) marketplaces;

2.	the Registrant maintained historically very low net asset value;

3.	the Registrant historically has had a small number of shareholders;

4.	the Registrant’s stock historically has had a large bid-ask spread;

5.	historically there was a low daily dollar volume of trades of the Registrant’s stock;

6.	the Registrant’s stock has not had any published investment research or analysis;

7.	no reporting institutions or institutional investors have been active in acquiring shares.

A summary of these individual factors listed above is presented in the following section of this report. Next, a portion of the Accounting Standards Codification; Number 820 “Fair Value Measurement” (“ASC 820”) is analyzed and discussed. Following the discussion of ASC 820, ValueScope presents its own valuation of the Registrant’s stock price that was included in the Fairness Opinion Related to the Acquisition of CPM by Fuse as filed with the SEC on Current Report Form 8-K on December 20, 2017. Lastly, the report discusses relevant court case decisions and their findings on market efficiencies.

Summary of Findings

1.	The Registrant is listed on the OTC Exchange

As of the Closing Date, the Registrant’s shares were traded on the OTC Pink marketplace, the most speculative tier of the three (3) OTC marketplaces.

2.	The Registrant Maintained Historically Very Low Net Asset Value

Prior to the transfer of assets after the Closing Date of the 2017 Reverse Acquisition, the Registrant held few assets. For a two-year period prior to the 2017 Reverse Acquisition, Fuse had very few net assets valued under $500,000 (and negative for various periods). This indicates the Registrant had little, if any, operations prior to the 2017 Reverse Acquisition with CPM, which is consistent with the Statement of Operations. In fact, over that two-year period, Fuse’s going-concern status was heightened, as auditors considered whether the Registrant had the ability to continue as a going concern. The Registrant’s annual report on Form 10-K for the fiscal year ended December 31,

[1]	https://www.marketwatch.com/story/thinly-traded-stocks-proceed-with-caution
[2]	https://www.investopedia.com/terms/t/thinly-traded.asp
[3]	https://tradingsim.com/blog/5-challenges-trading-thinly-traded-stocks/
[4]

Empirical Analysis of Liquidity Demographics and Market Quality for Thinly-Traded NMS Stocks, Office of Analytics and Research, Division of Trading and Markets, U.S. Securities and Exchange Commission, April 10, 2018.

2016 (“2016 Annual Report”) stated that Fuse’s ability to continue as a going concern depended on obtaining adequate new debt or equity financing and achieving sufficient sales and profitability. Furthermore, the auditor’s report regarding Fuse’s financial statements, filed on March 20, 2017, stated the following:

“The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a significant net loss and negative cash flows from operations during the year ended December 31, 2016. These matters raise substantial doubt about the Company’s ability to continue as a going concern.”5

The table below (“Figure 1”) presents Fuse’s net asset value from December 31, 2015 to September 30, 2017.

Summary of N et Asset Value 9/30/2017 6/30/2017 3/31/2017 12/31/2016 12/31/2015 Assets $ 796,757 $ 210,439 $ 629,386 $ 767,147 $ 435,005 Liabilities (417,494) (417,773) (295,179) (316,532) (430,048) Net Asset Value $ 379,263 $ (207,334) $ 334,207 $ 450,615 $ 4,957

3.	The Registrant Historically has had a Small Number of Shareholders

As of the Closing Date, the Registrant had 18,215,808 shares outstanding with a total of 349 unique shareholders. Bloomberg reported Fuse to have had a float estimated to be around one (1) million shares. Immediately prior to the 2017 Reverse Acquisition the number of shares held by the Cede & Co. account was 301,603.6 This is considered an extremely small number of shares available for active trading and represented less than 2% of the total outstanding shares at that time. This evidence further supports the conclusion that Fuse’s stock has been operating in an inactive and inefficient market, highly volatile, and susceptible to speculative price swings.

4.	Historically the Registrant had a Large Bid-Ask Spread

The difference between the bid and ask price is usually indicative of a security’s liquidity. Inactive securities have a wider bid-ask spread than liquid securities. For the fiscal year 2017, the Registrant had an average bid-ask spread of $0.5265 with a maximum of $1.25. In fact, for various extended periods, the bid-ask spread was over two (2) times as large as Fuse’s actual share price. Assets considered less liquid typically have spreads equivalent to 1%-2% of the asset’s stock price.7 This indicates that the Registrant participates in an inactive and inefficient market and is susceptible to speculative price swings.

The following chart (Figure 2) presents Fuse’s bid-ask spread over the 2017 calendar year.

[5]	Fuse Medical, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 20, 2017, pg. F-2.
[6]	AST, List of Shareholders – Fuse Medical, Inc. (18988), dated December 29, 2017
[7]	https://www.investopedia.com/terms/b/bid-askspread.asp

5.	Historically there was a Low Daily Dollar Volume of Trades of Fuse Stock

The Registrant had an abnormally lower daily dollar volume of trades. From January 2, 2017 to the Closing Date, The Registrant averaged $643 in trades per day (251 total trading days). In fact, the majority of the available trading days (189 days) had no trades occur at all. We noted that only on three (3) days did the dollar volume go above $20,000. These trends indicated that Fuse was not part of an actively traded market with significant investor interest. The indicators of the inefficient market do not support that trades were being executed due to newly available or disseminated corporate information.

The chart below (Figure 3) presents Fuse’s daily dollar volume of trades and share price.

6.	The Registrant’s Stock Has Not Had Any Published Research or Analysis

ValueScope searched Bloomberg and S&P Capital IQ but was unable to identify any published reports containing research or analysis performed on Fuse prior to the Closing Date The lack of analytical research indicates that trades occurring prior to the Closing Date were speculative and leads to the conclusion that the trades were not based on the fundamentals of the Registrant.

7.	No Reporting Institutions or Institutional Investors were Acquiring the Registrant’s Stock

Trades of Fuse stock prior to the transaction were made by individual, speculative investors. ValueScope found no evidence that reporting institutions or institutional investors were buying the Registrant’s stock.

ASC 820 -Fair Value Measurement

ValueScope considered ASC 820 for guidance on inactive markets. ASC 820-10-35-54C through 35-54H addresses valuations in markets that are inactive in the current reporting period.8

The fair value standards provided additional factors to consider in measuring fair value when there is little market activity for an asset or a liability and quoted prices are associated with transactions that are not orderly. For those measurements, pricing inputs that are considered not orderly for referenced transactions may be less relevant. A reporting entity should determine if a pricing input for an inactive security was “orderly” and representative of fair value by assessing if it has the information to determine that the transaction is not forced or distressed. If it cannot make that determination, additional factors should be considered.

ASC 820 outlines a list of factors to consider in determining whether the volume or level of activity is in relation to normal market activity. The factors that an entity should evaluate include (but are not limited to) the following:

1.	There is an absence of a market for new issues (that is, a primary market) for that asset or liability or similar assets or liabilities.

◾	Fuse was not traded on a primary market.

2.	There are few orderly transactions.

◾	Fuse had no, or very few, orderly transactions.

3.	Price quotations are not developed using relevant or current information.

◾	Fuse had issued no relevant or current information that could have been used to develop a price quotation.

4.	Price quotations vary substantially either over time or among market makers (for example, some brokered markets).

◾	Fuse had no market makers or brokered markets.

5.	There is a large bid-ask spread or significant increases in the bid-ask spread.

◾	Large bid-asked spreads were the norm for Fuse.

6.	Little information is publicly available (for example, a principal-to-principal market).

◾	There were no principal-to-principal markets for Fuse or any other publicly available information prior to the 2017 Reverse Acquisition.

If a reporting entity concludes that the volume or level of activity in the market for an asset or liability is low, the reporting entity should perform further analysis of the transactions or quoted prices observed in that market. Further analysis is required because the transactions or quoted prices may not be determinative of fair value, and significant adjustments may be necessary when using the information in estimating fair value. ValueScope performed this analysis as presented above in the Summary of Findings Items 1 through 7.

The fair value standards do not prescribe a methodology for making significant adjustments to transactions or quoted prices when estimating fair value. Instead of applying a prescriptive approach, reporting entities should consider indications of fair value.

[8]	Language in this section was paraphrased from PwC’s Fair Value Measurements Guide, dated August 2015.

For example, a reporting entity may use indications of fair value developed from both a market approach and a present value technique in its estimate of fair value. When using multiple indications of fair value, the reporting entity should consider the reasonableness of the range of fair value indications. The objective is to determine the point that is most representative of fair value under current market conditions.

In inactive markets, market capitalization may not be representative of fair value and other valuation methods may be required to measure the fair value of an entity. Use of a value other than market capitalization will require other evidence and documentation that clearly support that the quoted market prices are not the best indication of fair value. This guidance is set out in ASC 820-10-35.

ValueScope Valuation of Fuse Pre-Reverse Acquisition Share Price

ValueScope reviewed Fuse’s historical trading history and share prices. As a publicly traded company, the share price of the Registrant as of the Closing Date was not a reliable indicator of the true value the Registrant’s stock.

Historical Fuse share prices are presented in the table below (Figure 4).

Date	Share Price
March 31, 2016	$0.15
June 30, 2016	$0.13
September 30, 2016	$0.11
December 30, 2016	$0.32
March 31, 2017	$0.32
June 30, 2017	$0.32
September 29, 2017	$2.70
December 29, 2017	$1.50

The Registrant’s share prices increased by more than five (5) times from June 30, 2017 to the Closing Date while the operations of the Registrant had not improved, and the future expectations had not changed, aside from the anticipated 2017 Reverse Acquisition with CPM, which at the time was not public information. This indicated that the share price of $1.50 was not based on the intrinsic value of Fuse. Therefore, ValueScope performed its own analysis to determine the true fair market value of Fuse’s pre-transaction equity as of the Closing Date.

Under the cost approach, ValueScope determined the Registrant’s equity value by analyzing the costs associated with recreating Fuse’s assets. ValueScope then added the cost of a public shell. Prices for public shells often range from $100,000 to $500,000, plus all the due diligence and legal costs associated with acquiring them. Conservatively, ValueScope estimated the cost of Fuse’s public shell to be $1.0 million.9 The conclusion of Fuse’s intrinsic value was calculated to be $1.719 million. With 15,890,808 shares outstanding, it was concluded that Fuse’s pre-transaction value per share was calculated to be $0.1082.

ValueScope also utilized the market approach to determine another indication of value per share for the Registrant by relying on an actual purchase agreement for Fuse shares. According to the stock purchase agreement by and among Fuse, Reeg Medical Industries, Inc., and NC 143 Family Holdings, LP, dated December 19, 2016 (“Stock Purchase Agreement”), the Registrant was authorized to sell shares at $0.08 per share. This was an arm-length price as it was determined and set by Fuse’s independent Board. The Stock Purchase Agreement provided the buying entities collective control of the Registrant.

To facilitate the 2017 Reverse Acquisition with CPM, effective December 31, 2017, the Registrant created a special committee of the Board comprised entirely of Independent Directors; who were charged with due diligence and the negotiation of the proposed 2017 Reverse Acquisition transaction. To calculate the per share value of the 2017 Reverse Acquisition on a controlling interest basis for a single entity buyer, ValueScope applied a control premium of 32.4%.10 A control premium is an amount that a buyer is willing to pay over the current market price of a company in order to acquire a controlling share in that company.

If the market perceives that a public company’s profit and cash flow is not being maximized, capital structure is not optimal, or other factors that can be changed are impacting the company’s share price, an acquirer may be willing to offer a premium over the price currently established by other market participants. The pre-transaction price per share calculated under the market approach was calculated as $0.1059 per share.

Based on the separate valuation approaches described above, it was concluded a Fuse pre-transaction price per share of $0.11. The Registrant’s Independent Committee of the Board negotiated a price per share of $0.20. ValueScope valuation of Fuse’s stock was the most indicative measure of intrinsic value and affirmed that the $0.20 negotiated share price of Fuse was fair.

[9]	Go Public Institute and Stag Financial Group
[10]	A 32.4% control premium is based median control premium from the Mergerstat database for SIC 8742 – Medical, Dental, and Hospital Equipment and Supplies.

Relevant Court Cases

Cammer v. Bloom

In the Cammer v. Bloom opinion, five factors are presented that determine whether the market for a security is efficient. These include the following:

1.	Trading volume;

2.	Coverage by securities analysts;

3.	Number of market makers;

4.	Eligibility for S-3 registration; and

5.	Empirical evidence that the security price reacts to new, company-specific information

In the case of Fuse, none of these factors were present, indicating that the market for the Registrant’s stock was inefficient.

Krogman v. Sterritt

The Krogman v. Sterritt case identified three additional factors that are also indicative of market efficiency (these factors have since been considered by other courts, including in the Second Circuit regarding Petrobras). These include the following:

1.	The company’s market capitalization;

2.	The security’s float; and

3.	The typical bid-ask spread for the security

As discussed previously, the Registrant had a small market capitalization and float and a large bid-ask spread. This also indicated that the market for Fuse’s security was inefficient.

Conclusion

ValueScope reviewed the value characteristics of Fuse prior to the 2017 Reverse Acquisition and concluded that the trading price was not indicative of the fundamentals of the Registrant. Fuse was part of an inactive and inefficient market with no orderly transactions, and the share price did not represent an accurate intrinsic value of the Registrant.

ValueScope found the following factors led to this conclusion:

1.	the Registrant was traded on what is commonly known to be the most speculative tier of the three (3) over-the-counter(“OTC”) marketplaces;

2.	the Registrant maintained historically very low net asset value;

3.	the Registrant historically has had a small number of shareholders;

4.	the Registrant’s stock historically has had a large bid-ask spread;

5.	historically there was a low daily dollar volume of trades of the Registrant’s stock;

6.	the Registrant’s stock has not had any published research or analysis;

7.	no reporting institutions or institutional investors have been active in acquiring shares.

ASC 820-10-35-54C through 35-54H support ValueScope’s conclusion that Fuse did not have an active trading market prior to the Closing Date. Furthermore, relevant court cases such as Cammer v. Bloom and Krogman v. Sterritt provide their own factors for market efficiency. Fuse’s stock, as of the Closing Date of the 2017 Reverse Acquisition of CPM, met none of these factors, thereby backing up our own findings. The Registrant’s Independent Committee of the Board negotiated a price per share of $0.20. ValueScope’s valuation of Fuse’s stock was deemed the most indicative measure of intrinsic value and affirmed that the $0.20 negotiated share price of Fuse was fair.

EXHIBIT B

ANALYSIS OF CONTINGENT CONSIDERATION IN CONNECTION WITH THE CPM ACQUISITION

(attached)

EXHIBIT B

ANALYSIS OF CONTINGENT CONSIDERATION IN CONNECTION WITH THE CPM ACQUISITION

In analyzing the contingent consideration treatment of the CPM Acquisition, we have relied upon ASC 505-55-24 & 25, “Arrangements for Contingent Payments to Employees or Selling Shareholders”

I. ASC 505-55-24: Whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement.

Fuse Response: Our objective for structuring the CPM Acquisition as it was structured was to provide a mechanism that allowed payment of the full value (if such full value was indeed realized) over time while avoiding high interest cost associated with long-term debt and the correlating impact to working capital. We considered a traditional seller note payable and concluded such structure would likely overly-burden the successor entity with a high interest expense along with constraints on liquidity. As such, the negotiated substance and intent of the earn-out arrangement is to defer a portion of the purchase price and tie such deferred payment to continued performance.

I. ASC 505-55-25: If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators:

a. Continuing employment. The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

Fuse Response: The payment of earn-out liability is not subject to the continued employment of Mr. Brooks, and thus the earn-out payout, when made in future periods, should not be accounted as compensation payments but, as payment of contingent consideration. Mr. Brooks employment is independent upon earn-out payments and not contingent on continued employment.

b. Duration of continuing employment. If the period of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation. Fuse Response: This is not applicable.

Fuse Response: The payments required under the earn-out arrangement are not predicated upon the continued employment of Mr. Brooks by the Registrant as further evidenced by the lack of an employment agreement between Mr. Brooks and the Registrant. The earn-out payments become due when Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) for year prior to the CPM Acquisition is met or exceeded in future years, irrespective of whether Mr. Brooks is an employee of the Registrant or not. We believe this fact supports our accounting treatment conclusion that the earn-out arrangement is appropriate to be considered as a part of the purchase price associated with the Reverse Acquisition of CPM under common control.

c. Level of compensation. Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation.

Fuse Response: We evaluated Mr. Brooks’ base compensation before earn-out payments and concluded it is commensurate with his business experience and expertise, customer relationships and his overall skillsets. Since Mr. Brooks’ compensation is at a reasonable level in comparison to other key employees, the earn-out payments represent consideration associated with the CPM Acquisition rather than compensation for services.

d. Incremental payments to employees. If selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

Fuse Response: We do not believe that this subsection of the accounting standards codification is applicable in determining the accounting treatment for the earn-out arrangement because Mr. Brooks was the sole owner of CPM, and as such, there were no other selling shareholders in the transaction.

e. Number of shares owned. The relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if the selling shareholders who owned substantially all the shares in the acquiree continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for post combination services. Alternatively, if selling shareholders who continue as key employees owned only a small number of shares of the acquiree and all selling shareholders receive the same amount of contingent consideration on a per-share basis, that fact may indicate that the contingent payments are additional consideration. The pre-acquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, also should be considered.

Fuse Response: We have concluded this subsection of the accounting standards codification is not applicable in determining the accounting treatment for the earn-out arrangement because Mr. Brooks was the sole owner of CPM and therefore no other selling shareholders participated in the transaction. There are no other selling shareholders.

f. Linkage to the valuation. If the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

Fuse Response: The CPM purchase consideration consisted of the issuance of Fuse’s Company stock ($10,000,000 (50 million shares at $0.20)) which is the initial consideration. The initial consideration is deemed to be at the low end of the range of the valuation. The remainder consideration to be paid-out in future years depending on subsequent earnings ($16 million initial earn-out + $10 million bonus earn-out) is a maximum of $26 million of undiscounted payments. This indicates that the earn-out payments are additional purchase consideration based on the value of CPM.

Fuse Response: No, as no other history of profit sharing arrangements. Further, a long-term consideration payout structure is consistent with management’s objective to provide for long-term successful results.

g. Formula for determining consideration. The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.

Fuse Response: The consideration, which includes the contingent consideration, was based on an independent valuation that utilized both an income approach and market approach in determining the fair value of CPM.

Fuse Response: The amounts payable under the earn-out arrangement are based on the financial performance of the Registrant in the period after the acquisition. The earn-out arrangement is wholly contingent and therefore, potentially no amounts will be paid out under the earn-out arrangement if the agreed upon financial and other targets specified in the related agreement are not met.

Fuse Response: The Registrant’s significant objective for structuring the acquisition of CPM, was to provide characteristics of purchase price pay-outs, which closely align with the Registrant’s projected liquidity, results of operations. This structure would also minimize high interest cost associated with long-term debt, and the correlating impact to working capital. We considered a traditional seller note payable and concluded such structure would likely overly-burden the successor entity with a high interest expense along with constraints on liquidity. As such, the negotiated substance and intent of the earn-out arrangement is to defer a portion of the purchase price.

h. Other agreements and issues. The terms of other arrangements with selling shareholders (such as noncompete agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquiree. For example, in connection with the acquisition, the acquirer might enter into a property lease arrangement with a significant selling shareholder. If the lease payments specified in the lease contract are significantly below market, some or all the contingent payments to the lessor (the selling shareholder) required by a separate arrangement for contingent payments might be, in substance, payments for the use of the leased property that the acquirer should recognize separately in its post combination financial statements. In contrast, if the lease contract specifies lease payments that are consistent with market terms for the leased property, the arrangement for contingent payments to the selling shareholder may be contingent consideration in the business combination.

Fuse Response: There are no noncompete agreements, executory contracts or consulting contracts. The real property lease agreement was evaluated to be on market terms. While we have and continue to have business transactions with entities owned and controlled by Mr. Brooks, as disclosed in our related party transactions footnote at Note 11 to the consolidated financial statements for the years ended December 31, 2017 and 2016. We believe these transactions have been and will continue to be conducted on terms and conditions substantially commensurate with market conditions. Therefore, we concluded these arrangements between the Registrant and Mr. Brooks are not below market terms and therefore not indicative that the contingent earn-out payments are a component of other arrangements disclosed in Note 11 to the financial statements.

EXHIBIT C

FAIRNESS OPINION OF VALUESCOPE

(attached)

C-1

EXHIBIT C

FAIRNESS OPINION

RELATED TO THE ACQUISITION OF

CPM MEDICAL CONSULTANTS, LLC BY

FUSE MEDICAL, INC.

DECEMBER 12, 2017

Prepared for:

Board of Directors

Fuse Medical, Inc.

C-2

December 12, 2017

Board of Directors

Fuse Medical, Inc.

1565 North Central Expressway

Suite 220

Richardson, TX 75080

Dear Members of the Board:

ValueScope, Inc. has been engaged to advise Fuse Medical, Inc. (“Fuse”) and its Board of Directors as to the fairness of the consideration to be paid by Fuse for the purchase of all of the stock of CPM Medical Consultants, LLC (“CPM”) as outlined in Fuse’s Purchase Agreement (the “Purchase Agreement”) dated December 11, 2017. Our analysis is based on available financial information as of June 30, 2017 (the “Valuation Date”).

Based on a review of the Purchase Agreement, it is our understanding that the total possible consideration for the transaction is equal to $36,000,000 over multiple future payments. These payments will consist of $10,000,000 worth of Fuse membership interests at closing (the “Equity Consideration”), ten possible earn out payments of $1,600,000 beginning on March 31, 2019 (the “Initial Earn Out Payments”), and ten potential bonus earn out payments equal up to $10,000,000 total (the “Bonus Earn Out Payments”).

Our opinion is based on a review of publicly available business and financial information relating to Fuse. We have also reviewed internal financial and operating information related to CPM, including financial forecasts prepared by CPM’s management (the “Management”).

This opinion is based on financial analyses prepared in accordance with generally accepted valuation standards. These procedures included substantive valuation tests that we considered necessary and appropriate under the circumstances.

We are not acting as the financial advisor to CPM or to Fuse or its shareholders in connection with this acquisition. It is understood that this letter is for the use of the Board of Directors and shareholders of Fuse and may be quoted, referred to, in whole or in part, in Fuse’s proxy statement. We understand that this letter may be filed with the Securities and Exchange Commission (SEC) by Fuse as part of Fuse’s Information Statement. This letter is not to be used with any other document in connection with the proposed merger, without the express written consent of ValueScope, Inc.

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Our analyses included, but were not necessarily limited to, the following procedures:

•	A review of the Purchase Ageement dated December 11, 2017 to purchase all of the Membership Units of CPM Medical Consultants, LLC from NC 143 Family Holdings, LP by Fuse Medical, Inc.

•	A review of Fuse’s publicly available financial statements for the fiscal years ended December 31, 2013 through December 31, 2016 and the trailing twelve-month period ended June 30, 2017.

•	A review of Management’s projected income statements for CPM for the period 2017 through 2021.

•	A review of information relating to CPM’s industry and similar companies.

•	Discussions with Management regarding the historical and projected operating performance of CPM.

•	Discussions with Management regarding CPM’s industry with respect to guideline companies and transactions.

•	A review of publicly available historical and financial information related to Fuse.

•	A review of Fuse’s recent trading activity on the Over-the-Counter Bulletin Board quotation service.

•	A review of pricing data of comparable guideline companies and industry transactions existing as of the Valuation Date.

•	A review of the Fuse’s capital table.

We have not independently verified any of the foregoing information and have relied upon its completeness and accuracy in all material aspects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates of Management as to the expected financial performance of CPM.

Based upon and subject to the foregoing, including the various assumptions and limitations as set forth herein, it is our opinion that the consideration to be paid by Fuse for the outstanding stock of CPM as outlined in the Purchase Agreement is FAIR to the shareholders of Fuse from a financial point of view.

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Our value calculations are presented in the Summary Schedule and in the tables below.

Pre-Transaction Fuse Share Price Cost Approach Fuse Total Asset Value $718,959 Schedule A.2 Public Shell Value $1,000,000 Total Fuse Intrinsic Value $1,718,959 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Price Per Share (Cost Approach) $0.1082 Market Approach Fuse Price Per Share (Initial Share Purchase) $0.0800 Plus: Control Premium @ 32.4% $0.0259 Schedule F.2 Fuse Price Per Share (Market Approach) $0.1059 Fuse Price Per Share (Pre-Transaction) $0.1100 Post-Transaction Fuse Share Price Equity Consideration Given $10,000,000 Negotiated Fuse Share Price $0.2000 Schedule F.1 Shares Provided as Equity Payment 50,000,000 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Outstanding Shares (Post-Transaction) 65,890,808 Concluded Equity Value of Fuse Post-Transaction $32,000,000 Schedule E PV of Total Earn Out Payments $19,244,543 Schedule F.3 Post-Transaction Remaining Equity Value $12,220,286 Fuse Price Per Share (Post-Transaction) $0.1855

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We are independent of Fuse and CPM and have no current or prospective economic interest in Fuse’s shares that are the subject of this opinion. Our fee for this opinion was in no way influenced by our conclusion.

Respectfully submitted,

ValueScope, Inc.

Steven C. Hastings, CPA/ABV/CFF, CGMA, ASA, CVA

Principal

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APPENDIX A—FUSE OFFER

Purchase Price

Fuse Medical, Inc. (the “Buyer”) will purchase the membership interest units (the “Securities”) of CPM from NC 143 Family Holdings, LP (the “Seller”) in the amount of $10,000,000 to be paid in membership interests (“Membership Interest”) and up to $26,000,000 based on the future financial performance of the Buyer and Seller following the closing of the transaction (the “Transaction”).

Equity Component

The purchase price for the Securities of CPM would be paid in part by issuance of $10,000,000 worth of Membership Interests valued at $0.20 per Membership Interest at the closing of the Transaction (the “Closing Date Purchase Price”). The $0.20 price was negotiated by CPM’s ownership and the Buyer and is in excess of Fuse’s pre-transaction intrinsic value.

Proposed Structure of the Earn Outs

Additionally, the Seller is entitled to receive additional consideration based on the future earnings before interest, taxes, depreciation and amortization and adjusted for charges to earnings taken as a result of compensation expense for equity issuances (“Adjusted EBITDA”) of the buyer and seller or an earn out payment. There are two structured earn outs as part of the sales price of the Transaction.

Initial Earn Out

The Seller shall receive an earn out payment equal to $16,000,000 (“Initial Earn Out Amount”) if Adjusted EBITDA for the 2018 calendar year is equal to or greater than the 2017 calendar year Adjusted EBITDA (“2017 Adjusted EBITDA Hurdle”), which if earned, shall be paid in ten equal payments beginning March 31, 2019.

If the 2017 Adjusted EBITDA Hurdle is not met in the calendar year 2018 or if the 2019 calendar year Adjusted EBITDA is equal to or greater than the 2017 Adjusted EBITDA Hurdle, Seller shall receive a payment equal to $15,000,000, which if earned, shall be paid in nine equal installments.

The Seller will be able to earn a reducing share of the Initial Earn out Amount. If not earned in the prior year, each year thereafter upon meeting or exceeding the 2017 EBITDA Hurdle. This is provided that each year that elapses, the Initial Earn Out Amount shall be decreased by $1,000,000.

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Bonus Earn Out

The Seller shall also receive earn out payment(s) based on hurdles from 2018 through and including 2034 up to an amount equal to $10,000,000 (“Bonus Earn Out”). Based on the following structure:

(i) If the combined Adjusted EBITDA of the Buyer and Seller is less than three million, seven hundred fifty thousand dollars ($3,750,000) from January 1 of each year through that December 31 (for all years 2018 through and including 2034), each earn out payment will be equal to ten percent (10%) of the Adjusted EBITDA amount.

(ii) If the combined Adjusted EBITDA of Buyer and Seller is equal to or greater than three million, seven hundred fifty thousand dollars ($3,750,000) from January 1 of each year through that December 31 (for all years 2018 through and including 2034), each earn out payment will be equal to twenty percent (20%) of the Adjusted EBITDA amount.

(iii) If the combined Adjusted EBITDA of Buyer and Seller is equal to or greater than five million dollars ($5,000,000) from January 1 of each year through that December 31 (for all years 2018 through and including 2034), Seller shall receive an amount equal to thirty percent (30%) of the EBITDA Amount up to the Earn Out Amount, not to exceed the Earn Out Amount.

Items (i), (ii), (iii) are summarized below:

Hurdle EBITDA	Earn Out Payments
< $3,750,000	10% of EBITDA
≥ $3,750,000 and < $5,000,000	20% of EBITDA
≥ $5,000,000	30% of EBITDA

Change of Control

A “Change of Control” shall mean at any time that Mark Brooks (or his affiliate) does not beneficially own at least 50% of the common stock of Buyer. In the event of a Change of Control, Buyer shall grant to Seller a promissory note bearing interest at a rate of 3% per annum, payable in equal monthly installments over a term of ten years as follows:

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Initial Earnout Amount plus the prorated Bonus Earnout Amount minus all earn out payments paid to Seller prior to the Change of Control.

The Pro-Rated Bonus Earnout Amount shall be calculated as follows:

=	Buyer Enterprise Value on a Change of Control - $30,000,000
$20,000,000

Buyer Enterprise Value on a Change of Control shall be calculated as follows:

= EBITDA as of most recent fiscal year end ×10

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Buyer has calculated the Closing Date Purchase Price on the basis of information currently known to Buyer and on the assumptions that:

•

Working capital at the closing of the Transaction is $100,000, calculated in accordance with GAAP consistently applied. The Closing Date Purchase Price payable at closing would be increased or decreased based on changes in the Company’s working capital, on a dollar-for-dollar basis; and

•	No material negative information will arise in the course of due diligence.

Buyer and Seller shall mutually agree on the allocation of the Closing Date Purchase Price, provided, however, Seller shall determine the allocation between personal goodwill and corporate goodwill and the allocation to any non-competition provision shall be $50,000.

Working Capital Adjustment

Working capital at the closing of the Transaction is $100,000, calculated in accordance with GAAP consistently applied. The Closing Date Purchase Price payable at closing would be increased or decreased based on changes in the Company’s working capital, on a dollar-for-dollar basis

Additional Consideration

Buyer and Seller shall mutually agree on the allocation of the Closing Date Purchase Price, provided, however, Seller shall determine the allocation between personal goodwill and corporate goodwill and the allocation to any non-competition provision shall be $50,000.

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APPENDIX B—VALUATION ANALYSIS

Description of the Transaction

In the Purchase Agreement (the “Purchase Agreement”) dated December 11, 2017, Fuse Medical, Inc. (“Fuse”) offered to acquire CPM Medical Consultants, LLC in exchange for a total possible consideration equal to $36,000,000 over multiple future payments. These payments will consist of $10,000,000 worth of Fuse shares at closing (the “Equity Consideration”), ten possible earn out payments of totaling a maximum of $16,000,000 (the “Initial Earn Out Payments”), and potential bonus earn out payments equal up to $10,000,000 total (the “Bonus Earn Out Payments”).

CPM Medical Consultants, LLC (“CPM”)

CPM Medical Consultants, LLC is a Texas limited liability company and was founded by and wholly owned by Mark Brooks. CPM is believed to be the largest U.S. privately-held stocking distributor of orthopedic implants for spines, total joints, sports medicine, trauma, and feet and ankles. CPM also provides an array of related surgical products which include regenerative tissue to support orthopedic surgeries and wound care.

CPM primarily operates as a stocking distributor, whereby CPM purchases product directly from manufacturers pursuant to contracts that are volume based. Certain manufacturer contracts contain exclusivity provisions allowing for CPM to be the sole distributor for the manufacturer in certain hospitals, counties, or states. CPM is a Food & Drug Administration (“FDA”) approved tissue storage and shipping facility. Headquartered in Richardson, Texas, CPM has customers and distributors in over 16 states.

Fuse Medical, Inc. (“Fuse”)3

Fuse Medical, Inc., together with its subsidiaries, distributes healthcare products and supplies to ambulatory surgical centers and hospitals, and physicians primarily in the United States. It offers plates and screws for internal fixation of small bone fractures; human allografts of bone chips and tendons; regenerative amniotic tissues and fluids; osteobiologics; and other related surgical products for use in various surgical procedures.

Fuse was founded in 2012 and is headquartered in Fort Worth, Texas.

[3]	Fuse business description provided by Capital IQ

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Overview of the U.S. Economy

According to the third estimate released by the Bureau of Economic Analysis (BEA), the U.S. economy increased in the second quarter of 2017, with real gross domestic product (GDP) increasing at an annual rate of 3.1%. In the first quarter, real GDP increased by 1.2%. The increase in real GDP in the second quarter reflected positive contributions from PCE, nonresidential fixed investment, exports, federal government spending, and private inventory investment that were partly offset by negative contributions from residential fixed investment and state and local government spending. Imports, which are a subtraction in the calculation of GDP, increased.4

Forecasters surveyed by the Federal Reserve Bank of Philadelphia projected a 2.6% annual real growth rate for this quarter and 2.3% next quarter. The forecasters predict that real GDP will grow 2.1% in 2017, 2.4% in 2018, 2.2% in 2019, and 2.0% in 2020. The forecasts for 2017, 2018, and 2020 are lower than previous estimates while the forecast for 2019 is higher than previous estimates.5

Employment

Nonfarm payroll employment, according to the Bureau of Labor Statistics (BLS), rose by 156,000 in August 2017. The unemployment rate in August 2017 was 4.4%. The BLS reported job gains in manufacturing, construction, professional services, health care, and mining.6

Forecasters surveyed by the Federal Reserve Bank of Philadelphia predicted that the unemployment rate will average 4.4% in 2017, 4.2% in 2018, 4.3% in 2019, and 4.3% in 2020.7

[4]	U.S. Department of Commerce, Bureau of Economic Analysis, Gross Domestic Product: Second Quarter 2017 (Third Estimate), September 28, 2017
[5]	Federal Reserve Bank of Philadelphia, Third Quarter 2017 Survey of Professional Forecasters, August 11, 2017
[6]	United States Department of Labor, Bureau of Labor Statistics, The Employment Situation: August 2017, September 1, 2017
[7]	Federal Reserve Bank of Philadelphia, Third Quarter 2017 Survey of Professional Forecasters, August 11, 2017

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Inflation

According to the BLS, inflation, as measured by changes in the Consumer Price Index for All Urban Consumers (CPI-U), increased 0.4% in August 2017 on a seasonally adjusted basis. Over the previous 12 months, the all items index increased 1.9% before seasonal adjustment. August’s increase was a larger rise than the 1.7% increase for the twelve months ending July 2017. The index for all items less food and energy remained at 1.7% for the fourth month in a row. The energy index rose 6.4% over the last year, while the food index increased 1.1%.8

According to forecasters surveyed by the Federal Reserve Bank of Philadelphia, inflation is expected to average 1.7% in 2017, 2.2% in 2018, and 2.3% in 2019. Over the next ten years, forecasters expect CPI inflation to average 2.25% annually.9

Interest Rates

The interest rate on the three-month Treasury bill increased from 0.26% as of June 30, 2016 to 1.01% as of June 30, 2017.10 The interest rate on the ten-year Treasury note increased from 1.49% as of June 30, 2016 to 2.31% as of June 30, 2017.11

Source: Federal Reserve Economic Data

As of September 30, 2017, the yields on Moody’s Aaa-rated corporate bonds and Baa-rated corporate bonds were 3.62% and 4.33%, respectively.12

[8]	United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index: August 2017, September 14, 2017
[9]	Federal Reserve Bank of Philadelphia, Third Quarter 2017 Survey of Professional Forecasters, August 11, 2017
[10]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DTB3, 3-Month Treasury Bill: Secondary Market Rate, last accessed October 31, 2017
[11]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DGS10, 10-Year Treasury Constant Maturity Rate, last accessed October 31, 2017
[12]

Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DAAA, Moody’s Seasoned Aaa Corporate Bond Yield©, Series: DBAA, Moody’s Seasoned Baa Corporate Bond Yield©, last accessed October 31, 2017

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Corporate Profits

According to the BEA, profits from current production (corporate profits with inventory valuation and capital consumption adjustments) increased $14.4 billion in the second quarter, in contrast to a decrease of $46.2 billion in the first quarter.13

Stock Markets

The S&P 500 opened at 2,168.27 on September 30, 2016 and closed higher at 2,519.36 on September 29, 2017. The NASDAQ Composite index opened at 5,312.00 on September 30, 2016 and closed higher at 6,495.96 on September 29, 2017. 14

Source: Federal Reserve Economic Data

Consumer Confidence

The Conference Board reported that the Consumer Confidence Index increased in September 2017 to 120.6.15 The index is based on a survey of consumer perceptions of present economic conditions and expectations of future conditions. The survey is based on a representative sample of 5,000 U.S. households and is considered a leading indicator of future consumer expenditures and economic activity.

[13]	U.S. Department of Commerce, Bureau of Economic Analysis, Corporate Profits: Second Quarter 2017 (Revised Estimate), September 28, 2017
[14]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: SP500, S&P500©, and NASDAQCOM, NASDAQ Composite Index©, last accessed July 14, 2017
[15]	The Conference Board, Consumer Confidence Index, October 31, 2017

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Industry Review16

The medical supplies wholesaling industry (the “Industry”) distributes dental and medical supplies and equipment intended to improve or maintain health. Demand for wholesale activities associated with these products is highly correlated with demand for the products themselves. The median age of the population has risen over the past five years; as a result, the number of age-related nonelective procedures performed in the United States increased as well. Accordingly, the Industry revenue has increased steadily over the five years to 2017.

In particular, demand for medical devices used in elderly care has increased over this period and is expected to continue rising over the next five years. Rising product prices have also supported industry growth. Over the five years to 2017, Industry revenue is expected to increase at an annualized rate of 1.9% to total $193.8 billion, including a 2.3% increase in 2017. Revenue growth began to slow down as the Patient Protection and Affordable Care Act took effect and further regulated the Industry. In addition, as a result of consolidation among medical device manufacturers, wholesalers must take on most increases in input costs, thus limiting their profit margins. However, due to only slight increases in commodity prices, profit margins have grown over the past five years to 6.8% in 2017.

Over the five years to 2022, Industry revenue is projected to grow at an annualized rate of 3.0% to $224.2 billion. Revenue is projected to rise as healthcare providers continue to invest in new equipment to keep up with growing demand for healthcare services. New product development by medical device manufacturers will also contribute to Industry growth by offering new solutions to health issues. Mergers and acquisitions among medical device manufacturers will cause wholesalers to consolidate to maintain negotiating power and meet demands of newly expanded customers. Consolidation will help Industry operators reduce costs, therefore leading to a rise in profit margins.

Products & Markets

Sales of high-priced medical instruments fluctuate substantially from year to year, principally as providers replace aging equipment with newer technologies. However, newly developed high technology electromedical, interventional cardiology and

[16]	Information for this section taken from IBISWorld Industry Report 42345 – Medical Supplies Wholesaling in the U.S., dated October 2017.

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orthopedic products have consistently helped boost growth shipments of wholesale medical devices. These high-technology products have increased as a percentage of total Industry sales due to increased demand by doctors and patients for less-invasive, innovative products that improve the quality of patients’ lives and disease diagnosis and treatment. However, while advanced technology can fluctuate in price, the rest of the Industry is made up of less advanced products. Demand for these types of goods is fairly constant from year to year, because their prices are indirectly determined by patients. Prices for these goods are responsive to patient demographics and major population trends.

Major Markets

The overall healthcare market is characterized by healthcare providers that are consolidating into larger and more sophisticated entities to lower their total costs. Many of these providers have sought to lower total costs by taking advantage of value-added services offered by medical and surgical supply wholesalers. This trend has in turn driven consolidation within the Iindustry due to the competitive advantages that larger operators experience. Such economies of scale include the ability to serve nationwide customers, negotiate prices, buy inventory in large volumes and develop sophisticated technology platforms.

Competitive Structure Benchmarks

Profit

Operating profit, defined as earnings before interest and taxes, represents 6.8% of revenue for the average Industry wholesaler. Over the five years to 2017, profit has increased as a result of rising product prices and mounting demand. However, the 2.3% medical excise tax has cut into margins somewhat, and volume growth has been slightly offset by the negative impact of commodity price fluctuation on the cost of products sold. Despite this, increased healthcare spending has resulted in increased demand for Industry products.

Purchases

As is the case in most wholesaling industries, purchases account for the largest share of an average company’s revenue. The input costs for a particular company depend on the effect of supplier price changes and the impact of changes in inventory mix, but on average, purchases account for 73.3% of Industry revenue. A company’s ability to sustain gross margins partially depends on favorable terms and incentives from suppliers and suppliers’ continuing use of third-party distributors to sell and deliver their products. As an Industry company refines their supplier relationships, the percentage of revenue dedicated to purchases will decrease slightly. Industry operators can also keep

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purchasing costs down by entering into agreements with group purchasing organizations that negotiate distribution contracts on behalf of their members. Nonetheless, Industry purchase costs have gone up in recent years, due in part to the Patient Protection and Affordable Care Act’s imposition of an excise tax on some Industry-wholesaled medical devices; some upstream manufacturers have incorporated this new cost into the price of their products, thus increasing purchase costs for Industry wholesalers.

Wages

Labor costs account for an estimated 11.7% of revenue. Over the five years to 2017, wage costs have risen as the Industry has increasingly distributed more high-tech products, which require more advanced storage and transportation solutions. To offer wholesaling solutions that cater to these products, Industry operators have hired more highly paid engineers and other specialists to design storage and transport systems to handle these new products.

Other costs

Most Industry participants incur minimal marketing expenses, relying heavily on existing arrangements with suppliers and customers. However, to win new business and retain current clients, participants perform promotional activities such as distributing reminder gifts, note pads and pens. Additionally, Industry operators are increasingly advertising and selling via the internet, reducing the costs spent on other advertising forms. Depreciation expenses account for 0.8% of revenue. As the Industry continues to improve technologically, wholesale operators will look to implement more advanced machinery and equipment and capital costs will likely increase accordingly. Other Industry costs include insurance, repairs and legal fees.

Valuation Methodology

There are three conceptually distinct methodologies that can be applied to determine the fair market value of a business or asset: (a) the income approach, (b) the market approach, and (c) the cost approach. Each of these generally accepted valuation methodologies are considered in the appraisal process and are more or less relevant given the nature of the business and the observable data used to apply the method.

The income and market approaches were utilized to arrive at a conclusion of value for Fuse’s post-transaction equity. The market and cost approaches were utilized to determine the conclusion of a pre-transaction value for Fuse’s equity on a per share basis. The income approach directly measures the value of a company by estimating the expected cash flows derived from the business. The market approach provides an indication of value by observing the market value of guideline companies based on various pricing measures or transactions. The cost approach estimates the value based on consideration of the contribution to value by all the operating assets (tangible and intangible) of the business.

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Summary of Supporting Schedules

Historical Financial Review of Fuse

The historical financial information for Fuse for the fiscal years ended December 31, 2013 through December 31, 2016 and the trailing twelve-month period (TTM) ended June 30, 2017 (collectively, the “Review Period”) is presented in Schedules A.1 through A.3. Schedule A.1 presents Fuse’s income statements for the Review Period, as issued in public filings with the Securities and Exchange Commission (SEC).

Fuse’s total revenue increased from $0.833 million at the end of fiscal year 2013 to $1.677 million reported at the end of fiscal year 2015. Fuse’s revenue then decreased to $0.737 million by TTM ending June 30, 2017. Fuse’s SEC filings reported cost of sales of $0.249 million fiscal 2013 and $0.265 million for the TTM 2017. Cost of sales as a percentage of revenue as presented in the SEC filings ranged from 29.9% to 51.6% during the Review Period. Selling, general and administrative expenses (SG&A) decreased during the Review Period, from $1.166 million in 2013 to $0.913 million by TTM 2017. SG&A expense as a percentage of revenue fluctuated between 107.6% and 156.2% during the Review Period.

Fuse reported earnings before interest, taxes, depreciation and amortization (EBITDA) of -$0.583 million in 2013, -$1.014 million in 2014, -$0.792 million in 2015, -$0.490 million in 2016, and -$0.441 million in the TTM 2017. Fuse’s historical income statements are presented in Schedule A.1

Fuse’s total assets increased from $0.535 million as of December 31, 2013 to $0.719 million as of June 30, 2017. Current assets increased along with total assets from $0.534 million as of December 31, 2013 to $0.710 million as of June 30, 2017. Fuse’s total liabilities stayed relatively flat during the Review Period, ranging from $0.317 million to $0.433 million. Shareholders’ equity increased from $0.102 million as of December 31, 2013 to $0.327 million as of June 30, 2017. Fuse’s historical balance sheets are presented in Schedule A.2. Select financial and operating ratios are presented in Schedule A.3.

Historical Financial Review of CPM

The historical financial information for CPM for the fiscal years ended December 31, 2013 through December 31, 2016 and the trailing twelve-month period (TTM) ended June 30, 2017 (collectively, the “Review Period”) is presented in Schedules A.4 through A.6.

VALUESCOPE	C-18

CPM’s total revenue increased during the Review Period, from $17.323 million at the end of fiscal year 2013 to $27.190 million in TTM 2017. CPM’s cost of sales moved with revenues, increasing from $9.472 million in 2013 to $13.843 million by TTM 2017. Cost of sales as a percentage of revenue ranged from 42.7% to 59.8% during the Review Period. Selling, general and administrative expenses (SG&A) increased overall during the Review Period, from $6.973 million in 2013 to $10.635 million by TTM 2017. SG&A expense as a percentage of revenue fluctuated between 37.8% and 62.7% during the Review Period.

CPM reported earnings before interest, taxes, depreciation and amortization (EBITDA) of $0.878 million in 2013, -$4.610 million in 2014, $2.686 million in 2015, $3.232 million in 2016, and $2.712 million in the TTM 2017. CPM’s historical income statements are presented in Schedule A.4.

CPM’s total assets increased from $13.728 million as of December 31, 2013 to $17.362 million as of June 30, 2017. Current assets accounted for almost all of total asset throughout the Review Period. CPM’s total liabilities consisted of current liabilities and decreased during the Review Period, from $8.752 million as of December 31, 2013 to $6.783 million as of June 30, 2017. Shareholders’ equity increased from $4.976 million as of December 31, 2013 to $10.579 million as of June 30, 2017. CPM’s historical balance sheets are presented in Schedule A.5. Select financial and operating ratios are presented in Schedule A.6.

Income Approach – Discounted Cash Flow Model

The projected revenue and expenses in the discounted cash flow (DCF) model were based on a review of Management’s projected income statements for the fiscal years ending December 31, 2017 through December 31, 2021 and discussions with Management regarding long-term growth. The nominal growth rate consists of a long-term inflation estimate of 2.25% and a real revenue growth rate. Management’s projected income statement implies nominal revenue growth of 6.0% year-over-year from 2017 to 2021.

The projected cost of sales as a percentage of revenue is based on Management projections and decreases from 55.6% of revenue in 2017 to 51.0% of revenue in 2021. Projected cost of sales is then estimated to equal 50.0% of revenue through the rest of the projection period.    Projected SG&A expenses are based on Management projections and are expected to decrease from 36.3% of revenue in 2017 to 35.0% of revenue in 2021. Operating efficiencies and economies of scale are expected to drop SG&A to 31.0% of revenue by the residual period. The projected revenue and expenses are presented in Schedule B.1 and the projected income statements are presented in Schedule B.2.

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The projected balance sheets (Schedule B.3) and capital expenditures (Schedule B.4) were determined based on historical financial information and ratios with input from Management.

In determining the valuation of Fuse’s post-transaction equity utilizing the DCF model, we derived a weighted average cost of capital (WACC) for Fuse. The two components of the WACC calculation are the firm’s cost of equity capital and the firm’s cost of debt. We estimated Fuse’s cost of equity capital to be 13.4% and its cost of debt to be 2.8% after-tax. Applying a market debt/capital ratio of 17.2%, Fuse’s WACC was estimated to be 11.6%. The calculation of the WACC is presented in greater detail in Schedule B.6.

Based upon the forecasts and methodologies of the DCF method, it is our opinion that Fuse’s post-transaction equity value, as of June 30, 2017, can be reasonably stated as $32.332 million. These calculations are presented in Schedule B.7.

Market Approach—Guideline Public Company Method

The market approach analysis included an examination of guideline companies and pricing measures and industry transactions observable in the public and private markets.

We determined a conclusion of value based on a review of the pricing multiples of guideline companies. Based on discussions with Management and our own due diligence, we identified eight publicly traded guideline companies. We calculated and reviewed pricing multiples for each comparable company and as a group. Based on our analysis, we reviewed the mean, median, and 25th percentile of the enterprise value (EV) to sales multiples, the enterprise value (EV) to EBITDA multiples, and the enterprise value (EV) to EBIT multiples to derive a range of value.

The 25th percentile of the observed EV/EBITDA multiples of 12.9x was applied to Fuse’s 2018 projected EBITDA value. The 2018 projected EBITDA value was selected as it allows for the completion of the transaction, gives Management the opportunity to begin executing their plan, and provides a better estimation of the operations of the post-transaction entity going forward. The unadjusted enterprise value (a future value) is then discounted using the WACC to arrive at the adjusted enterprise value (a present value). We then added cash and subtracted debt to arrive at the implied equity value on a minority, marketable basis. A control premium of 32.4%17 was then applied to determine the total equity value, on a controlling basis, of $31.828 million. The guideline public company analysis is presented in Schedules C.1 through C.2.

Market Approach – Merger & Acquisition Method

[17]

A 32.4% control premium is based median control premium from the Mergerstat database for SIC 8742 – Medical, Dental, and Hospital Equipment and Supplies. Schedule F.2 provides a breakdown of the Mergerstat data and the control premiums for the identified M&A transactions.

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Our transaction search was based upon proprietary research of target companies within the industry and discussions with Management. After a review of numerous transactions, we identified 12 transactions that we believe are relevant to Fuse and the potential acquisition.

We reviewed EV/Sales and EV/EBITDA multiples. We selected an average of the mean and 75th% EV/EBITDA multiples to apply to Fuse’s 2018 EBITDA. The unadjusted enterprise value (a future value) is then discounted using the WACC to arrive at the adjusted enterprise value (a present value). After applying the discount factor, the adjusted enterprise value is $33.656 million. We then added cash and subtracted debt to determine a concluded equity value of $31.276 million. The merger and acquisition analysis is presented in Schedule D.

Post-Transaction Equity Value

We utilized the income approach and the market approach to derive conclusions of value for Fuse’s post-transaction equity on a controlling-interest basis. The conclusion of value from the DCF model was the highest calculated value in our analysis and equals $32.332 million. The two market approaches indicate a value between $31.276 million and $31.828 million. The income and market approaches were weighted equally and resulted in a concluded equity of $32.0 million, as presented in Schedule E.

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Fuse Pre-Transaction Share Price

We also reviewed Fuse’s historical trading history and share prices. As a publicly traded company the current share price of Fuse is not a reliable indicator of the value the market has placed on the company.

Historical Fuse share prices are presented in the table below.

Fuse Historical Share Price
March 31, 2016	$0.15
June 30, 2016	$0.13
September 30, 2016	$0.11
December 31, 2016	$0.32
March 31, 2017	$0.32
June 30, 2017	$0.61

Fuse’s share prices increased by more than 5x in the past year while the operations of the company have not improved, and the future expectations have not changed, aside from the anticipated transaction with CPM. Fuse’s assets and equity have also decreased during that time. This indicates that the share price of $0.61 is not based on the intrinsic value of Fuse. Therefore, we performed our own analysis to determine the true fair market value of Fuse’s pre-transaction equity as of the Valuation Date.

Schedule F.1 presents the two approaches we utilized to determine Fuse’s pre-transaction share price. Under the cost approach, we determined Fuse’s equity value by analyzing the costs associated with recreating Fuse’s assets. As of June 30, 2017, Fuse had $718,959 in total assets. We then added the cost of a public shell. Prices for public shells often range from $100,000 to $500,000, plus all of the due diligence and legal costs associated with acquiring them. Conservatively, we have estimated the cost of Fuse’s public shell to be $1.0 million. The conclusion of Fuse’s intrinsic value was calculated to be $1.719 million. With 15,890,808 shares outstanding as of the Valuation Date, Fuse’s pre-transaction value per was calculated to be $0.1082.

We also utilized the market approach to determine another indication of value per share for Fuse by relying on an actual purchase agreement for Fuse shares. According to the Stock Purchase Agreement by and among Fuse Medical, Inc., Reeg Medical Industries, Inc., and NC 143 Family Holdings, LP, dated December 19, 2016, Fuse was authorized to sell a minority interest at $0.08 per share. In order to calculate the per share value on a controlling interest basis, we applied a control premium of 32.4%18. The pre-transaction price per share calculated under the market approach was calculated as $0.1059 per share.

[18]

A 32.4% control premium is based median control premium from the Mergerstat database for SIC 8742 – Medical, Dental, and Hospital Equipment and Supplies. Schedule F.2 provides a breakdown of the Mergerstat data and the control premiums for the identified M&A transactions.

VALUESCOPE	C-22

Based on the separate valuation approaches described above, we concluded a Fuse pre-transaction price per share of $0.11.

Post-Closing Payments

A determination of the total purchase price of CPM must be made in order to determine the remaining post-transaction equity in Fuse. As stated previously, the purchase price for CPM consists of an equity consideration payment worth $10.0 million and post-closing payments in the form of an initial earn out amount and a bonus earn out (collectively, the “Earn Out Payments”) based on EBITDA hurdles not to exceed total payments of $26.0 million from 2018 through 2034.

The income, market, and cost approaches do not provide a good determination of the value for the Earn Out Payments. However, the they can be viewed as a “real option” as it is a contingent payment that is not priced in the market. Real options can be valued using readily available option-pricing methods.

The binomial option pricing model (BOPM) uses a step procedure, allowing for the specification of nodes during the time span between the Valuation Date and the option’s expiration date. Each node represents a step of the model, and each step contains a decision between one possible upward and one possible downward movement. Per the model’s name, binomial, each node has exactly two possible outcomes.

The BOPM takes a risk-neutral approach to valuation. It assumes that underlying security prices will increase or decrease by a constant amount at each node. The magnitude of the up or down moves typically reflects the volatility of the underlying equity security.

Option valuation using Monte Carlo simulation analysis is mathematically similar to that used in the BOPM. However, in a Monte Carlo simulation, a computer is used to generate random price movements, which are constrained by the expected volatility of the underlying security. Where each step in a binomial model contains two possible outcomes, each step in a Monte Carlo simulation contains an unlimited number of potential outcomes (simulations of 10,000 to 1,000,000 outcomes are common).

Monte Carlo simulation can be effective in valuing contingent payments as they are path dependent and often defined by sales or EBITDA hurdles, period growth rates, and previous payments.

We applied the Monte Carlo simulation analysis to the valuation of the Earn Out Payments to estimate annual EBITDA over the payment periods following the closing date. The components of the Monte Carlo simulation used to estimate future EBITDA are discussed below and presented in Schedule F.3.

VALUESCOPE	C-23

•	The base EBITDA figure (St), as found in Schedule B.2.

•	The risk-free rate of return (rt) defined as the 1-year U.S. Treasury bond rate as of the Valuation Date

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•

The annual growth rates minus the market-required rates of return (gt) for EBITDA. The annual growth rates are determined based on management projections. The market-required rate of return for EBITDA is determined based on 8 guideline companies and a function of the unlevered beta times the equity risk premium plus the risk-free rate.

•	The historical volatility (s) of EBITDA for each year based on 8 public guideline companies

•	The step-size for each period (∆t), which is equal to one year

•	The unit normal random variable (z)

The projected annual EBITDA figures are simulated utilizing the following equation:

The Earn Out Payments were then calculated for each simulation based on the projected EBITDA and EBITDA hurdles and discounted back to present value. Based on the simulated EBITDA and hurdle figures in the Purchase Agreement, we calculated the present value of the Earn Out Payments to be $19.245 million. The results of the simulation are presented in the graph below.

VALUESCOPE	C-25

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Conclusion of Value

We calculated the remaining post-transaction equity value after consideration of the Earn Out Payments to be $12.220 million. We calculated the post-transaction per share value for Fuse based on the total post-transaction Fuse outstanding shares after the $10.0 million equity issuance for the purchase of CPM. The concluded post-transaction Fuse equity value per share is equal to $0.1855. These calculations are presented in Summary Schedule and in the tables below.

Pre-Transaction Fuse Share Price Cost Approach Fuse Total Asset Value $718,959 Schedule A.2 Public Shell Value $1,000,000 Total Fuse Intrinsic Value $1,718,959 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Price Per Share (Cost Approach) $0.1082 Market Approach Fuse Price Per Share (Initial Share Purchase) $0.0800 Plus: Control Premium @ 32.4% $0.0259 Schedule F.2 Fuse Price Per Share (Market Approach) $0.1059 Fuse Price Per Share (Pre-Transaction) $0.1100 Post-Transaction Fuse Share Price Equity Consideration Given $10,000,000 Negotiated Fuse Share Price $0.2000 Schedule F.1 Shares Provided as Equity Payment 50,000,000 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Outstanding Shares (Post-Transaction) 65,890,808 Concluded Equity Value of Fuse Post-Transaction $32,000,000 Schedule E PV of Total Earn Out Payments $19,244,543 Schedule F.3 Post-Transaction Remaining Equity Value $12,220,286 Fuse Price Per Share (Post-Transaction) $0.1855

VALUESCOPE	C-27

Based on our analysis, the Transaction is FAIR to shareholders in Fuse from a financial point of view.

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SCHEDULES (Page Number)

SUMMARY AND CONCLUSION	C-30

FINANCIAL STATEMENT ANALYSIS – FUSE	C-31

Historical Income Statements	C-31
Historical Balance Sheets	C-32
Selected Financial and Operating Ratios	C-33

FINANCIAL STATEMENT ANALYSIS – CPM	C-34

Historical Income Statements	C-34
Historical Balance Sheets	C-35
Selected Financial and Operating Ratios	C-36

DISCOUNTED CASH FLOW METHOD	C-37

Summary of Projection Inputs	C-37
Projected Income Statements	C-38
Projected Balance Sheets	C-39
Projected Capital Expenditures	C-40
Projected Tax Expenses	C-41
Weighted Average Cost of Capital	C-42
Synthesis of Net Cash Flow	C-43

GUIDELINE PUBLIC COMPANY METHOD	C-44

Determination of Relevant Multiples	C-44
Summary and Application of Multiples	C-45

MERGER AND ACQUISITION METHOD	C-46

EQUITY VALUATION SUMMARY – POST-TRANSACTION	C-47

TRANSACTION ANALYSIS	C-48

Pre-Transaction Share Price Calculation	C-48
Review of Control Premium Data	C-49
Simulation Inputs & Results – PV of Earn Out Payments	C-50
Historical EBITDA Volatility Calculation	C-51
Post-Transaction Share Price Calculation	C-52

C-29

Fuse/CPM Transaction Fairness Opinion Summary and Conclusion Valuation Date: June 30, 2017 Pre-Transaction Fuse Share Price Cost Approach Fuse Total Asset Value $718,959 Schedule A.2 Public Shell Value $1,000,000 Total Fuse Intrinsic Value $1,718,959 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Price Per Share (Cost Approach) $0.1082 Market Approach Fuse Price Per Share (Initial Share Purchase) $0.0800 Plus: Control Premium @ 32.4% $0.0259 Schedule F.2 Fuse Price Per Share (Market Approach) $0.1059 Fuse Price Per Share (Pre-Transaction) $0.1100 Post-Transaction Fuse Share Price Equity Consideration Given $10,000,000 Negotiated Fuse Share Price $0.2000 Schedule F.1 Shares Provided as Equity Payment 50,000,000 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Outstanding Shares (Post-Transaction) 65,890,808 Concluded Equity Value of Fuse Post-Transaction $32,000,000 Schedule E PV of Total Earn Out Payments $19,244,543 Schedule F.3 Post-Transaction Remaining Equity Value $12,220,286 Fuse Price Per Share (Post-Transaction) $0.1855

C-30

Fuse/CPM Transaction Fairness Opinion Schedule A.1 Financial Statement Analysis - Fuse Medical, Inc. Valuation Date: June 30, 2017 Historical Income Statements For the Year Ended: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 Actual % Actual % Actual % Actual % TTM % Revenue $832,641 100.0% $941,086 100.0% $1,676,609 100.0% $567,607 100.0% $736,850 100.0% Cost of sales (COS) 249,327 29.9% 485,384 51.6% 664,266 39.6% 204,044 35.9% 265,228 36.0% Gross Profit 583,314 70.1% 455,702 48.4% 1,012,343 60.4% 363,563 64.1% 471,622 64.0% Selling, general & administrative (SG&A) expenses 1,166,373 140.1% 1,469,864 156.2% 1,804,371 107.6% 854,050 150.5% 912,563 123.8% Earnings before interest, taxes, depreciation & amortization (EBITDA) (583,059) -70.0% (1,014,162) -107.8% (792,028) -47.2% (490,487) -86.4% (440,941) -59.8% Depreciation expense - 0.0% - 0.0% - 0.0% - 0.0% (4,311) -0.6% Earnings before interest & taxes (EBIT) (583,059) -70.0% (1,014,162) -107.8% (792,028) -47.2% (490,487) -86.4% (436,630) -59.3% Interest income 1,110 0.1% 1,177 0.1% - 0.0% - 0.0% - 0.0% Interest (expense) (2,238) -0.3% (71,612) -7.6% (7,112) -0.4% (129,385) -22.8% (139,273) -18.9% Other income, net (1,128) -0.1% (70,435) -7.5% (7,112) -0.4% (129,385) -22.8% (139,273) -18.9% Net Income ($584,187) -70.2% ($1,084,597) -115.2% ($799,140) -47.7% ($619,872) -109.2% ($575,903) -78.2% Annualized Growth Rates Revenue NA 13.0% 78.2% -66.0% 69.3% Gross Profit NA -21.9% 122.2% -64.0% 69.0% EBITDA NA NA NA NA NA EBIT NA NA NA NA NA Net Income NA NA NA NA NA

C-31

Fuse/CPM Transaction Fairness Opinion Schedule A.2 Financial Statement Analysis - Fuse Medical, Inc. Valuation Date: June 30, 2017 Historical Balance Sheets As of: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 Actual % Actual % Actual % Actual % TTM % Current Assets Cash & cash equivalents $12,339 2.3% $67,555 12.4% $8,157 1.9% $667,475 87.0% $445,265 61.9% Accounts receivable, net 245,525 45.9% 196,236 35.9% 298,011 68.5% 58,065 7.6% 216,214 30.1% Inventory 243,115 45.4% 131,382 24.1% 81,209 18.7% 25,326 3.3% 18,841 2.6% Prepaid expenses and other CA 32,752 6.1% 99,250 18.2% 18,828 4.3% 3,528 0.5% 29,346 4.1% Total Current Assets 533,731 99.8% 494,423 90.6% 406,205 93.4% 754,394 98.3% 709,666 98.7% Fixed assets, net 1,287 0.2% 48,961 9.0% 24,978 5.7% 8,931 1.2% 5,471 0.8% Other assets - 0.0% 2,489 0.5% 3,822 0.9% 3,822 0.5% 3,822 0.5% Total Assets $535,018 100.0% $545,873 100.0% $435,005 100.0% $767,147 100.0% $718,959 100.0% Current Liabilities Accounts payable $161,143 30.1% $276,619 50.7% $295,579 67.9% $160,588 20.9% $201,314 28.0% Accrued expenses 111,739 20.9% 53,500 9.8% 34,469 7.9% 5,944 0.8% 39,877 5.5% Other current liabilities 100,000 18.7% - 0.0% - 0.0% 150,000 19.6% 150,664 21.0% Current portion long-term debt - 0.0% 17,250 3.2% - 0.0% - 0.0% - 0.0% Total Current Liabilities 372,882 69.7% 347,369 63.6% 330,048 75.9% 316,532 41.3% 391,855 54.5% Long-term debt, net of current 60,000 11.2% - 0.0% 100,000 23.0% - 0.0% - 0.0% Other long-term liabilities - 0.0% - 0.0% - 0.0% - 0.0% 230 0.0% Total Liabilities 432,882 80.9% 347,369 63.6% 430,048 98.9% 316,532 41.3% 392,085 54.5% Total Equity 102,136 19.1% 198,504 36.4% 4,957 1.1% 450,615 58.7% 326,874 45.5% Total Liabilities & Equity $535,018 100.0% $545,873 100.0% $435,005 100.0% $767,147 100.0% $718,959 100.0%

C-32

Fuse/CPM Transaction Fairness Opinion Schedule A.3 Financial Statement Analysis - Fuse Medical, Inc. Valuation Date: June 30, 2017 Select Financial and Operating Ratios For the Year Ended: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 DuPont Analysis Asset turnover 155.6% 172.4% 385.4% 74.0% 102.5% Operating margin -70.0% -107.8% -47.2% -86.4% -59.3% Interest burden 100.2% 106.9% 100.9% 126.4% 131.9% Tax retention rate x 100.0% x 100.0% x 100.0% x 100.0% x 100.0% Return on assets -109.2% -198.7% -183.7% -80.8% -80.1% Financial leverage x 5.24 x 2.75 x 87.76 x 1.70 x 2.20 Return on book value of equity -572.0% -546.4% -16121.4% -137.6% -176.2% Short-term Liquidity Average Working capital, excluding short-term debt $160,849 $164,304 $76,157 $437,862 $317,811 % revenue 19.3% 17.5% 4.5% 77.1% 43.1% 32.3% Current ratio 1.4x 1.4x 1.2x 2.4x 1.8x 1.7x Quick Ratio 0.7x 0.8x 0.9x 2.3x 1.7x 1.3x Basis Days cash & equivalents COS + SG&A 3 13 1 230 138 77 Prepaid expenses SG&A expenses 2.8% 6.8% 1.0% 0.4% 3.2% 2.8% Days A/R Revenue 108 76 65 37 107 79 Days inventory Cost of sales 356 99 45 45 26 114 Days A/P Cost of sales 236 208 162 287 277 234 Days accrued expenses SG&A expenses 35 13 7 3 16 15 Fixed Asset Analysis Average Net fixed assets $1,287 $48,961 $24,978 $8,931 $5,471 % revenue 0.2% 5.2% 1.5% 1.6% 0.7% 1.8% Fixed asset utilization 647.0x 19.2x 67.1x 63.6x 134.7x 186.3x Depreciation expense $0 $0 $0 $0 ($4,311) Solvency Ratios Average Total Liabilities-to-Total Equity 4.2x 1.7x 86.8x 0.7x 1.2x 18.9x Total Liabilities-to-Total Liabilities & Equity 0.8x 0.6x 1.0x 0.4x 0.5x 0.7x Profit Margins Average Gross margin 70.1% 48.4% 60.4% 64.1% 64.0% 61.4% EBITDA margin -70.0% -107.8% -47.2% -86.4% -59.8% -74.3% EBIT margin -70.0% -107.8% -47.2% -86.4% -59.3% -74.1% Net income margin -70.2% -115.2% -47.7% -109.2% -78.2% -84.1%

C-33

Fuse/CPM Transaction Fairness Opinion Schedule A.4 Financial Statement Analysis - CPM Medical Consultants, LLC Valuation Date: June 30, 2017 Historical Income Statements For the Year Ended: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 Actual % Actual % Actual % Actual % TTM % Revenue $17,322,857 100.0% $20,458,117 100.0% $26,122,640 100.0% $26,365,376 100.0% $27,190,245 100.0% Cost of sales (COS) 9,471,643 54.7% 12,237,183 59.8% 13,568,426 51.9% 11,253,268 42.7% 13,843,216 50.9% Gross Profit 7,851,214 45.3% 8,220,934 40.2% 12,554,214 48.1% 15,112,108 57.3% 13,347,029 49.1% Selling, general & administrative (SG&A) expenses 6,972,869 40.3% 12,831,252 62.7% 9,868,468 37.8% 11,880,275 45.1% 10,635,398 39.1% Earnings before interest, taxes, depreciation & amortization (EBITDA) 878,345 5.1% (4,610,318) -22.5% 2,685,746 10.3% 3,231,833 12.3% 2,711,631 10.0% Depreciation expense - 0.0% 23,909 0.1% 29,344 0.1% 18,640 0.1% 14,496 0.1% Earnings before interest & taxes (EBIT) 878,345 5.1% (4,634,227) -22.7% 2,656,402 10.2% 3,213,193 12.2% 2,697,135 9.9% Interest (expense) (49,440) -0.3% (107,600) -0.5% (129,526) -0.5% (133,334) -0.5% (125,330) -0.5% Net Income $828,905 4.8% ($4,741,827) -23.2% $2,526,876 9.7% $3,079,859 11.7% $2,571,805 9.5% Annualized Growth Rates Revenue NA 18.1% 27.7% 0.9% 6.4% Gross Profit NA 4.7% 52.7% 20.3% -22.2% EBITDA NA NA NA 20.3% -29.8% EBIT NA NA NA 20.9% -29.7% Net Income NA NA NA 21.8% -30.5%

C-34

Fuse/CPM Transaction Fairness Opinion Schedule A.5 Financial Statement Analysis - CPM Medical Consultants, LLC Valuation Date: June 30, 2017 Historical Balance Sheets As of: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 Actual % Actual % Actual % Actual % TTM % Current Assets Cash & cash equivalents $264,567 1.9% $1,281,099 8.5% $263,625 1.5% $110,972 0.6% $267,692 1.5% Accounts receivable, net 3,733,076 27.2% 4,233,133 28.1% 6,378,503 36.1% 5,612,835 32.7% 5,612,607 32.3% Inventory 9,627,769 70.1% 9,474,246 62.8% 10,967,549 62.1% 11,401,501 66.5% 11,453,976 66.0% Prepaid expenses and other CA 67,137 0.5% 45,309 0.3% 18,380 0.1% 19,490 0.1% 9,005 0.1% Total Current Assets 13,692,549 99.7% 15,033,787 99.6% 17,628,057 99.9% 17,144,798 100.0% 17,343,280 99.9% Fixed assets, net 35,815 0.3% 53,799 0.4% 24,455 0.1% 5,815 0.0% 18,639 0.1% Total Assets $13,728,364 100.0% $15,087,586 100.0% $17,652,512 100.0% $17,150,613 100.0% $17,361,919 100.0% Current Liabilities Accounts payable $5,100,492 37.2% $2,879,854 19.1% $3,633,289 20.6% $2,369,512 13.8% $2,568,970 14.8% Accrued expenses 319,153 2.3% 2,798,164 18.5% 1,314,538 7.4% 1,612,296 9.4% 1,121,457 6.5% Line of credit 3,313,827 24.1% 3,880,387 25.7% 4,215,857 23.9% 3,305,347 19.3% 3,092,590 17.8% Current portion long-term debt 18,506 0.1% - 0.0% - 0.0% - 0.0% - 0.0% Total Current Liabilities 8,751,978 63.8% 9,558,405 63.4% 9,163,684 51.9% 7,287,155 42.5% 6,783,017 39.1% Total Liabilities 8,751,978 63.8% 9,558,405 63.4% 9,163,684 51.9% 7,287,155 42.5% 6,783,017 39.1% Total Equity 4,976,386 36.2% 5,529,181 36.6% 8,488,828 48.1% 9,863,458 57.5% 10,578,902 60.9% Total Liabilities & Equity $13,728,364 100.0% $15,087,586 100.0% $17,652,512 100.0% $17,150,613 100.0% $17,361,919 100.0%

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Fuse/CPM Transaction Fairness Opinion Schedule A.6 Financial Statement Analysis - CPM Medical Consultants, LLC Valuation Date: June 30, 2017 Select Financial and Operating Ratios For the Year Ended: 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 30-Jun-17 DuPont Analysis Asset turnover 126.2% 135.6% 148.0% 153.7% 156.6% Operating margin 5.1% -22.7% 10.2% 12.2% 9.9% Interest burden 94.4% 102.3% 95.1% 95.9% 95.4% Tax retention rate x 100.0% x 100.0% x 100.0% x 100.0% x 100.0% Return on assets 6.0% -31.4% 14.3% 18.0% 14.8% Financial leverage x 2.76 x 2.73 x 2.08 x 1.74 x 1.64 Return on book value of equity 16.7% -85.8% 29.8% 31.2% 24.3% Short-term Liquidity Average Working capital, excluding short-term debt $4,959,077 $5,475,382 $8,464,373 $9,857,643 $10,560,263 % revenue 28.6% 26.8% 32.4% 37.4% 38.8% 32.8% Current ratio 1.6x 1.6x 1.9x 2.4x 2.6x 2.0x Quick Ratio 0.5x 0.6x 0.7x 0.8x 0.9x 0.7x Basis Days cash & equivalents COS + SG&A 6 19 4 2 4 7 Prepaid expenses SG&A expenses 1.0% 0.4% 0.2% 0.2% 0.1% 0.4% Days A/R Revenue 79 76 89 78 75 79 Days inventory Cost of sales 371 283 295 370 302 324 Days A/P Cost of sales 197 86 98 77 68 105 Days accrued expenses SG&A expenses 17 80 49 50 38 47 Fixed Asset Analysis Average Net fixed assets $35,815 $53,799 $24,455 $5,815 $18,639 % revenue 0.2% 0.3% 0.1% 0.0% 0.1% 0.1% Fixed asset utilization 483.7x 380.3x 1,068.2x 4,534.0x 1,458.8x 1,585.0x Depreciation expense $0 $23,909 $29,344 $18,640 $14,496 Solvency Ratios Average Total Liabilities-to-Total Equity 1.8x 1.7x 1.1x 0.7x 0.6x 1.2x Total Liabilities-to-Total Liabilities & Equity 0.6x 0.6x 0.5x 0.4x 0.4x 0.5x Profit Margins Average Gross margin 45.3% 40.2% 48.1% 57.3% 49.1% 48.0% EBITDA margin 5.1% -22.5% 10.3% 12.3% 10.0% 3.0% EBIT margin 5.1% -22.7% 10.2% 12.2% 9.9% 2.9% Net income margin 4.8% -23.2% 9.7% 11.7% 9.5% 2.5%

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Fuse/CPM Transaction Fairness Opinion Schedule B.1 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Summary of Projection Inputs Income Statement Inputs For the Projected Year Ended: 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Inflation estimate 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% Real revenue growth rate 3.7% 3.7% 3.7% 3.7% 3.7% 3.0% 2.0% 1.5% 1.0% 0.5% 0.0% Revenue growth rate 6.0% 6.0% 6.0% 6.0% 6.0% 5.5% 5.0% 4.5% 4.0% 3.5% 2.3% Cost of sales (COS) (% of revenue) 55.6% 54.0% 53.0% 52.0% 51.0% 50.0% 50.0% 50.0% 50.0% 50.0% 50.0% Gross profit margin 44.4% 46.0% 47.0% 48.0% 49.0% 50.0% 50.0% 50.0% 50.0% 50.0% 50.0% SG&A expenses (% of revenue) 36.3% 38.0% 35.0% 35.0% 35.0% 34.0% 33.0% 32.0% 31.0% 31.0% 31.0% EBITDA margin 8.1% 8.0% 12.0% 13.0% 14.0% 16.0% 17.0% 18.0% 19.0% 19.0% 19.0% Income tax rate 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% Balance Sheet Inputs For the Projected Year Ended: 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Days cash & equivalents 6.0 5.5 5.5 5.5 5.5 5.5 5.5 5.5 5.5 5.5 5.5 Basis: COS + SG&A Days A/R 90.0 85.0 80.0 75.0 70.0 65.0 65.0 65.0 65.0 65.0 65.0 Basis: Revenue Days inventory 300.0 300.0 300.0 300.0 300.0 300.0 300.0 300.0 300.0 300.0 300.0 Basis: Cost of sales Prepaid expenses 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% Basis: SG&A expenses Days A/P 65.0 65.0 65.0 65.0 65.0 65.0 65.0 65.0 65.0 65.0 65.0 Basis: Cost of sales Days accrued expenses 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 Basis: SG&A expenses

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Fuse/CPM Transaction Fairness Opinion Schedule B.2 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Projected Income Statements For the Projected Year Ended: 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Revenue $28,548,962 $30,261,899 $32,077,614 $34,002,271 $36,042,407 $38,024,739 $39,925,976 $41,722,645 $43,391,551 $44,910,255 $45,920,736 Annual Growth Rate 6.0% 6.0% 6.0% 6.0% 6.0% 5.5% 5.0% 4.5% 4.0% 3.5% 2.3% Cost of sales (COS) 15,873,223 16,341,425 17,001,135 17,681,181 18,381,628 19,012,370 19,962,988 20,861,323 21,695,776 22,455,128 22,960,368 Gross Profit 12,675,739 13,920,474 15,076,479 16,321,090 17,660,779 19,012,370 19,962,988 20,861,323 21,695,776 22,455,128 22,960,368 SG&A expenses 10,363,273 11,499,522 11,227,165 11,900,795 12,614,842 12,928,411 13,175,572 13,351,246 13,451,381 13,922,179 14,235,428 Earnings before interest, taxes, depreciation & amortization (EBITDA) 2,312,466 2,420,952 3,849,314 4,420,295 5,045,937 6,083,958 6,787,416 7,510,076 8,244,395 8,532,949 8,724,940 Depreciation expense 100,393 267,218 363,451 397,453 433,496 385,874 244,228 189,718 199,107 207,975 215,871 Earnings before interest & taxes (EBIT) 2,212,073 2,153,734 3,485,863 4,022,842 4,612,441 5,698,085 6,543,188 7,320,358 8,045,287 8,324,973 8,509,069 Current income taxes 754,241 701,448 1,176,414 1,398,826 1,643,145 2,034,846 2,302,785 2,559,871 2,813,704 2,911,730 2,978,174 Deferred taxes 19,984 52,359 43,638 9,169 (28,791) (40,516) (12,669) 2,255 2,146 2,011 -Total taxes 774,226 753,807 1,220,052 1,407,995 1,614,354 1,994,330 2,290,116 2,562,125 2,815,851 2,913,741 2,978,174 Net Income $1,437,847 $1,399,927 $2,265,811 $2,614,847 $2,998,087 $3,703,755 $4,253,072 $4,758,233 $5,229,437 $5,411,233 $5,530,895 Profit Margins Projected Profit Margins Gross margin 44.4% 46.0% 47.0% 48.0% 49.0% 50.0% 50.0% 50.0% 50.0% 50.0% 50.0% EBITDA margin 8.1% 8.0% 12.0% 13.0% 14.0% 16.0% 17.0% 18.0% 19.0% 19.0% 19.0% EBIT margin 7.7% 7.1% 10.9% 11.8% 12.8% 15.0% 16.4% 17.5% 18.5% 18.5% 18.5% Net income margin 5.0% 4.6% 7.1% 7.7% 8.3% 9.7% 10.7% 11.4% 12.1% 12.0% 12.0% Effective tax rate 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0%

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Fuse/CPM Transaction Fairness Opinion Schedule B.3 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Projected Balance Sheets Projected As Of: 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Current Assets Cash & cash equivalents $431,285 $419,521 $425,358 $445,756 $467,070 $481,299 $499,348 $515,532 $529,615 $548,151 $560,485 Accounts receivable, net 7,039,470 7,047,292 7,030,710 6,986,768 6,912,242 6,771,529 7,110,105 7,430,060 7,727,263 7,997,717 8,177,665 Inventory 13,046,485 13,431,309 13,973,536 14,532,477 15,108,187 15,626,605 16,407,935 17,146,293 17,832,144 18,456,269 18,871,535 Prepaid expenses & other current assets 62,180 63,247 61,749 65,454 69,382 71,106 72,466 73,432 73,983 76,572 78,295 Total Current Assets 20,579,419 20,961,369 21,491,353 22,030,456 22,556,881 22,950,540 24,089,855 25,165,316 26,163,004 27,078,709 27,687,980 Fixed assets, net 342,588 983,226 1,100,939 873,497 620,214 424,464 379,865 398,760 416,611 433,187 446,919 Other Assets 3,822 3,822 3,822 3,822 3,822 3,822 3,822 3,822 3,822 3,822 3,822 Total Assets $20,925,829 $21,948,417 $22,596,115 $22,907,775 $23,180,917 $23,378,825 $24,473,542 $25,567,899 $26,583,437 $27,515,718 $28,138,722 Current Liabilities Accounts payable $2,826,738 $2,910,117 $3,027,599 $3,148,703 $3,273,441 $3,385,764 $3,555,053 $3,715,030 $3,863,631 $3,998,858 $4,088,833 Accrued expenses 2,839,253 3,150,554 3,075,936 3,260,492 3,456,121 3,542,031 3,609,746 3,657,876 3,685,310 3,814,296 3,900,117 Other current liabilities 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 3,455,347 Total Current Liabilities 9,121,338 9,516,018 9,558,882 9,864,542 10,184,909 10,383,142 10,620,145 10,828,253 11,004,288 11,268,501 11,444,297 Deferred tax liability / (asset) 19,984 72,343 115,981 125,150 96,359 55,842 43,173 45,428 47,574 49,585 49,585 Total Liabilities 9,141,323 9,588,361 9,674,863 9,989,692 10,281,268 10,438,984 10,663,319 10,873,681 11,051,862 11,318,086 11,493,882 Total Capital Beginning capital 10,314,073 11,784,506 12,360,056 12,921,252 12,918,083 12,899,649 12,939,841 13,810,223 14,694,218 15,531,575 16,197,632 Current period earnings (loss) 1,437,847 1,399,927 2,265,811 2,614,847 2,998,087 3,703,755 4,253,072 4,758,233 5,229,437 5,411,233 5,530,895 Net cash flow (32,586) 824,377 1,704,615 2,618,016 3,016,521 3,663,563 3,382,690 3,874,238 4,392,080 4,745,175 5,083,687 Ending Capital 11,784,506 12,360,056 12,921,252 12,918,083 12,899,649 12,939,841 13,810,223 14,694,218 15,531,575 16,197,632 16,644,840 Total Liabilities & Capital $20,925,829 $21,948,417 $22,596,115 $22,907,775 $23,180,917 $23,378,825 $24,473,542 $25,567,899 $26,583,437 $27,515,718 $28,138,722 Working capital (CA - CL) $11,458,081 $11,445,351 $11,932,471 $12,165,913 $12,371,972 $12,567,398 $13,469,709 $14,337,064 $15,158,716 $15,810,208 $16,243,683 WC balance as % revenue 40.1% 37.8% 37.2% 35.8% 34.3% 33.1% 33.7% 34.4% 34.9% 35.2% 35.4% Additions (subtractions) thereto 1,162,576 (12,730) 487,120 233,442 206,059 195,425 902,311 867,354 821,652 651,492 433,475

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Fuse/CPM Transaction Fairness Opinion Schedule B.4 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Projected Capital Expenditures 12 34 567 89 10 11 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Fixed asset utilization rate 83.3x 30.8x 29.1x 38.9x 58.1x 89.6x 105.1x 104.6x 104.2x 103.7x 102.7x Required assets $342,588 $983,226 $1,100,939 $873,497 $620,214 $424,464 $379,865 $398,760 $416,611 $433,187 $446,919 Beginning assets 14,746 342,588 983,226 1,100,939 873,497 620,214 424,464 379,865 398,760 416,611 433,187 Depreciation 100,393 267,218 363,451 397,453 433,496 385,874 244,228 189,718 199,107 207,975 215,871 Required capital expenditures $428,234 $907,857 $481,164 $170,011 $180,212 $190,124 $199,630 $208,613 $216,958 $224,551 $229,604 As % revenue 1.5% 3.0% 1.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% Economic / Book Depreciation Schedule: Existing assets, net 14,746 Depreciation life - existing assets 1 $14,746 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 Depreciation life - capital expenditures 5 Capital expenditures - 2017 $428,234 85,647 85,647 85,647 85,647 85,647 - - - - - -Capital expenditures - 2018 907,857 181,571 181,571 181,571 181,571 181,571 - - - - -Capital expenditures - 2019 481,164 96,233 96,233 96,233 96,233 96,233 - - - -Capital expenditures - 2020 170,011 34,002 34,002 34,002 34,002 34,002 - - -Capital expenditures - 2021 180,212 36,042 36,042 36,042 36,042 36,042 - -Capital expenditures - 2022 190,124 38,025 38,025 38,025 38,025 38,025 -Capital expenditures - 2023 199,630 39,926 39,926 39,926 39,926 39,926 Capital expenditures - 2024 208,613 41,723 41,723 41,723 41,723 Capital expenditures - 2025 216,958 43,392 43,392 43,392 Capital expenditures - 2026 224,551 44,910 44,910 Capital expenditures - Residual 229,604 45,921 Total $3,451,705 $100,393 $267,218 $363,451 $397,453 $433,496 $385,874 $244,228 $189,718 $199,107 $207,975 $215,871 Tax Depreciation Schedule: Existing assets, net 14,746 Depreciation life - existing assets 1 $14,746 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 Depreciation life - capital expenditures 5 Capital expenditures - 2017 $428,234 142,745 114,196 85,647 57,098 28,549 - - - - - -Capital expenditures - 2018 907,857 302,619 242,095 181,571 121,048 60,524 - - - - -Capital expenditures - 2019 481,164 160,388 128,310 96,233 64,155 32,078 - - - -Capital expenditures - 2020 170,011 56,670 45,336 34,002 22,668 11,334 - - -Capital expenditures - 2021 180,212 60,071 48,057 36,042 24,028 12,014 - -Capital expenditures - 2022 190,124 63,375 50,700 38,025 25,350 12,675 -Capital expenditures - 2023 199,630 66,543 53,235 39,926 26,617 13,309 Capital expenditures - 2024 208,613 69,538 55,630 41,723 27,815 Capital expenditures - 2025 216,958 72,319 57,855 43,392 Capital expenditures - 2026 224,551 74,850 59,880 Capital expenditures - Residual 229,604 76,535 Total $3,451,705 $157,491 $416,815 $488,130 $423,650 $351,236 $270,112 $208,031 $196,159 $205,239 $213,721 $220,930

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Fuse/CPM Transaction Fairness Opinion Schedul Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, Projected Tax Expenses 12 345 67 89 10 11 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Deferred Taxes Depreciable/ Estimated Annual Depreciation & Amortization Expense Amortizable Life Economic / Book Basis Fixed assets Y See B.4 $100,393 $267,218 $363,451 $397,453 $433,496 $385,874 $244,228 $189,718 $199,107 $207,975 $215,871 Intangible assets Y 10 - - - - - - - - - - -Goodwill N NA NA NA NA NA NA NA NA NA NA NA NA Total Economic / Book Basis $100,393 $267,218 $363,451 $397,453 $433,496 $385,874 $244,228 $189,718 $199,107 $207,975 $215,871 Income Tax Basis Fixed assets Y See B.4 $157,491 $416,815 $488,130 $423,650 $351,236 $270,112 $208,031 $196,159 $205,239 $213,721 $215,871 Intangible assets Y 15 - - - - - - - - - - NA Goodwill Y 15 - - - - - - - - - - NA Total Tax Basis $157,491 $416,815 $488,130 $423,650 $351,236 $270,112 $208,031 $196,159 $205,239 $213,721 $215,871 Increase / (Decrease) in deferred tax liability @ 35.0% $19,984 $52,359 $43,638 $9,169 ($28,791) ($40,516) ($12,669) $2,255 $2,146 $2,011 $0 (Increase) / Decrease in deferred tax assets @ 35.0% - - - - - - - - - - -Deferred tax expense $19,984 $52,359 $43,638 $9,169 ($28,791) ($40,516) ($12,669) $2,255 $2,146 $2,011 $0 Total deferred tax liability (asset), net - 19,984 72,343 115,981 125,150 96,359 55,842 43,173 45,428 47,574 49,585 49,585 Present value factor @ 11.6% Present value Income Taxes and Net Operating Losses Pretax income 2,212,073 2,153,734 3,485,863 4,022,842 4,612,441 5,698,085 6,543,188 7,320,358 8,045,287 8,324,973 8,509,069 Tax depreciation adjustment 57,098 149,597 124,679 26,197 (82,259) (115,761) (36,197) 6,441 6,132 5,746 -Earnings before taxes and NOL utilization 2,154,975 2,004,137 3,361,184 3,996,645 4,694,701 5,813,846 6,579,385 7,313,917 8,039,155 8,319,228 8,509,069 Net operating loss utilization - - - - - - - - - - -Earnings before taxes 2,154,975 2,004,137 3,361,184 3,996,645 4,694,701 5,813,846 6,579,385 7,313,917 8,039,155 8,319,228 8,509,069 Income taxes @ 35.0% 754,241 701,448 1,176,414 1,398,826 1,643,145 2,034,846 2,302,785 2,559,871 2,813,704 2,911,730 2,978,174 Beginning net operating losses $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 Additions to / (utilization of) net operating losses - - - - - - - - - - -Ending net operating losses $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0

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Fuse/CPM Transaction Fairness Opinion Schedule B.6 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Weighted Average Cost of Capital (Dollar figures in thousands, except for per share figures) ValDate ValDate ValDate ValDate Total Avg. Ticker Observed Shares Share Market Debt, Pref. Debt / Debt / Effective Unlevered Company Name Symbol Beta Out Price Cap & Min Int. Equity Total Cap Tax Rate Beta Zimmer Biomet Holdings Inc ZBH 0.85 201,644 $128.40 $25,891,093 $11,513,600 21.0% 17.4% 24.0% 0.73 Orthofix International NV OFIX 1.00 18,044 $46.48 $838,701 $0 24.5% 19.7% 36.0% 0.86 Globus Medical Inc GMED 0.87 96,086 $33.15 $3,185,239 $0 0.0% 0.0% 35.8% 0.87 NuVasive Inc NUVA 0.92 50,663 $76.92 $3,896,979 $636,570 26.4% 20.9% 37.5% 0.79 Exactech Inc EXAC 0.70 14,312 $29.80 $426,503 $16,000 10.3% 9.3% 34.9% 0.66 Cardinal Health Inc CAH 0.82 315,883 $77.92 $24,613,569 $5,597,000 20.5% 17.0% 39.0% 0.73 Medtronic PLC MDT 0.79 1,359,027 $88.75 $120,613,617 $33,563,000 23.6% 19.1% 19.1% 0.66 Stryker Corp SYK 0.87 373,765 $138.78 $51,871,111 $7,219,000 7.7% 7.1% 26.2% 0.82 High 26.4% 20.9% 39.0% 0.87 Mean 16.8% 13.8% 31.5% 0.77 Median 20.8% 17.2% 35.3% 0.76 CV 0.57 0.54 0.23 0.11 Capital Asset Pricing Model (CAPM) Inputs Capital Asset Pricing Model (CAPM) Calculations (1) Effective tax rate 35.0% Relevered beta 0.87 (2) Risk-free rate [Rf] 2.6% (3) Equity Risk Premium [ERP] 6.0% Ke = Rf + (Levered Beta x ERP) + SSRP (4) Unlevered beta 0.76 (5) Target debt/equity 20.8% CAPM Cost of Equity (ke ) 13.4% (6) Pretax cost of debt 4.3% (7) Small Stock Risk Premium [SSRP] 5.6% After-tax cost of debt 2.8% Debt/capital ratio 17.2% Notes: Weighted Average Cost of Capital (WACC) 11.6% (1) Reflects a C Corporation status for valuation purposes (2) 20-Year United States Treasury rate as of June 30, 2017 (3) Duff & Phelps 2016 Valuation Handbook, long-term supply side ERP (4) Unlevered and relevered using Hamada method (5) Median debt-to-equity of the guideline companies (6) Yield on Moody’s Baa-rated corporate bonds as of June 30, 2017 (7) Small stock risk premium 10th decile (Source: Duff & Phelps 2016 Valuation Handbook)

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Fuse/CPM Transaction Fairness Opinion Schedule B.7 Discounted Cash Flow Method - Post-Transaction Valuation Date: June 30, 2017 Synthesis of Net Cash Flow For the Projected Year Ended: 31-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Residual Sources of Cash Flow: Net income 1,437,847 1,399,927 2,265,811 2,614,847 2,998,087 3,703,755 4,253,072 4,758,233 5,229,437 5,411,233 5,530,895 Depreciation 100,393 267,218 363,451 397,453 433,496 385,874 244,228 189,718 199,107 207,975 215,871 Increase in deferred taxes 19,984 52,359 43,638 9,169 (28,791) (40,516) (12,669) 2,255 2,146 2,011 - Total Sources of Cash Flow 1,558,225 1,719,504 2,672,899 3,021,469 3,402,792 4,049,112 4,484,631 4,950,205 5,430,690 5,621,219 5,746,766 Uses of Cash Flow: Additions to working capital 1,162,576 (12,730) 487,120 233,442 206,059 195,425 902,311 867,354 821,652 651,492 433,475 Capital expenditures 428,234 907,857 481,164 170,011 180,212 190,124 199,630 208,613 216,958 224,551 229,604 Net cash flow (32,586) 824,377 1,704,615 2,618,016 3,016,521 3,663,563 3,382,690 3,874,238 4,392,080 4,745,175 5,083,687 Total Uses of Cash Flow 1,558,225 1,719,504 2,672,899 3,021,469 3,402,792 4,049,112 4,484,631 4,950,205 5,430,690 5,621,219 5,746,766 Net Cash Flow ($32,586) $824,377 $1,704,615 $2,618,016 $3,016,521 $3,663,563 $3,382,690 $3,874,238 $4,392,080 $4,745,175 $5,083,687 Period (Mid - Period) 0.25 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 PV Factor @ WACC = 11.6% 0.9729 0.8961 0.8029 0.7195 0.6447 0.5777 0.5176 0.4638 0.4156 0.3724 1.056409012 Partial Period Factor (January 1, 2017 - June 30, 2017) 0.50 Present Value (PV) Net Cash Flow ($15,852) $738,689 $1,368,667 $1,883,561 $1,944,686 $2,116,327 $1,750,963 $1,796,954 $1,825,394 $1,767,154 PV net cash flow $15,176,544 Residual Value - Gordon Growth Model PV residual value 20,248,341 Residual net cash flow : $5,083,687 Enterprise Value $35,424,886 Residual discount rate (k) : 11.6% Residual growth rate (g) : 2.3% Less: total debt (3,092,590) x Gordon multiple [ 1 / (k-g) ] : 10.7x Residual value : $54,370,986 Value of Equity $32,332,296 x PV factor : 0.3724 PV residual value : $20,248,341

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Fuse/CPM Transaction Fairness Opinion Schedule C.1 Guideline Public Company Method Valuation Date: June 30, 2017 Determination of Relevant Multiples (Dollar figures in thousands, except for per share figures) Valuation Date 6/30/17 Ticker: ZBH OFIX GMED NUVA EXAC CAH MDT SYK Zimmer Orthofix Globus Cardinal Medtronic Biomet International NuVasive Inc Exactech Inc Stryker Corp Medical Inc Health Inc PLC Company: Holdings Inc NV LTM Operating Performance Mean Median Revenue (S) $7,757,200 $413,847 $580,539 $996,832 $261,757 $128,394,000 $29,710,000 $11,785,000 Gross profit $5,514,200 $325,551 $441,628 $749,352 $181,233 $6,586,000 $20,419,000 $7,815,000 % margin 71.1% 78.7% 76.1% 75.2% 69.2% 5.1% 68.7% 66.3% 63.8% 70.2% Earnings before interest, taxes, depreciation & amortization (EBITDA) $2,635,100 $56,277 $200,635 $215,188 $42,875 $3,135,000 $9,338,000 $3,228,000 % margin 34.0% 13.6% 34.6% 21.6% 16.4% 2.4% 31.4% 27.4% 22.7% 24.5% Earnings before interest & taxes (EBIT) $1,575,100 $34,337 $156,300 $104,189 $23,369 $2,434,000 $6,421,000 $2,634,000 % margin 20.3% 8.3% 26.9% 10.5% 8.9% 1.9% 21.6% 22.4% 15.1% 15.4% Net income to common shareholders $496,500 ($3,330) $105,045 $53,283 $344 $1,346,000 $4,028,000 $1,689,000 % margin 6.4% -0.8% 18.1% 5.3% 0.1% 1.0% 13.6% 14.3% 7.3% 5.9% Calculation of Equity and Capital Value Share price as of 6/30/2017 $128.40 $46.48 $33.15 $76.92 $29.80 $77.92 $88.75 $138.78 Shares out (000s) 201,644 18,044 96,086 50,663 14,312 315,883 1,359,027 373,765 Market capitalization 25,891,093 838,701 3,185,239 3,896,979 426,503 24,613,569 120,613,617 51,871,111 Less: cash & equivalents 1,039,500 41,652 326,098 134,008 11,173 1,368,000 13,708,000 3,279,000 Equity value less cash (P) 24,851,593 797,049 2,859,141 3,762,971 415,330 23,245,569 106,905,617 48,592,111 Minority interest 800 - - 5,145 - 136,000 122,000 -Preferred stock - - - - - - - -Total debt 11,512,800 - - 631,425 16,000 5,461,000 33,441,000 7,219,000 Enterprise value (EV) 36,365,193 797,049 2,859,141 4,399,541 431,330 28,842,569 140,468,617 55,811,111 Operating Multiples Mean Median EV/S 4.7 1.9 4.9 4.4 1.6 0.2 4.7 4.7 3.4 4.6 EV/EBITDA 13.8 14.2 14.3 20.4 10.1 9.2 15.0 17.3 14.3 14.2 EV/EBIT 23.1 23.2 18.3 42.2 18.5 11.8 21.9 21.2 22.5 21.5

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Fuse/CPM Transaction Fairness Opinion Schedule C.2 Guideline Public Company Method Valuation Date: June 30, 2017 Summary and Application of Multiples Observed Multiples ZBH OFIX GMED NUVA EXAC CAH MDT SYK EV/S 4.7 1.9 4.9 4.4 1.6 0.2 4.7 4.7 EV/EBITDA 13.8 14.2 14.3 20.4 10.1 9.2 15.0 17.3 EV/EBIT 23.1 23.2 18.3 42.2 18.5 11.8 21.9 21.2 25th 75th Summary Statistics Low Percentile Mean Median Percentile High CV EV/S 0.2 1.9 3.4 4.6 4.7 4.9 0.5 EV/EBITDA 9.2 12.9 14.3 14.2 15.6 20.4 0.3 EV/EBIT 11.8 18.4 22.5 21.5 23.1 42.2 0.4 Projected 25th 25th Select Income Statement Items Year 2018 Multiples Mean Median Percentile Implied Values Mean Median Percentile Revenue (S) $30,261,899 EV/S 3.4 4.6 1.9 EV/S $103,225,653 $137,713,593 $56,178,778 Earnings before interest, taxes, EV/EBITDA 14.3 14.2 12.9 EV/EBITDA $34,574,694 $34,393,756 $31,146,218 depreciation & amortization (EBITDA) $2,420,952 EV/EBIT 22.5 21.5 18.4 EV/EBIT $48,510,608 $46,375,450 $39,663,572 Earnings before interest & taxes (EBIT) $2,153,734 Net income $1,995,902 Unadjusted Enterprise Value $31,146,218 Average of boxed figures Discount Factor Adjustment @ 11.6% 0.8482 Select Balance Sheet Items 6/30/2017 Adjusted Enterprise Value $26,418,553 Cash and equivalents $712,957 Plus: Cash $712,957 Total debt $3,092,590 Less: Total Debt ($3,092,590) Implied Equity Value - Minority, Marketable $24,038,920 Control Premium @ 32.4% $7,788,610 Concluded Equity Value - Control $31,827,530

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Fuse/CPM Transaction Fairness Opinion Schedule D Merger & Acquisition Method Valuation Date: June 30, 2017 Transaction Approach Industry Transactions - See Criteria Below Transaction Multiples Target Revenue Target EBITDA Target EBITDA Enterprise Value Date Target ($mm) ($mm) Margin (%) ($mm) Acquirer EV/S EV/EBITDA 5/1/2017 Span-America Medical Systems Inc 61.8 7.3 11.8% 73.8 Savaria Corp 1.2 10.1 11/20/2015 Liberator Medical Holdings Inc 81.6 24.1 29.6% 174.6 CR Bard Inc 2.1 7.2 8/14/2015 HASCO Medical Inc 93.5 5.2 5.6% 48.8 WMK Inc 0.5 9.3 8/4/2014 Symmetry Medical Inc 397.3 51.1 12.9% 436.3 Tecomet Inc 1.1 8.5 6/25/2014 Medical Action Industries Inc 287.8 15.2 5.3% 279.8 Owens & Minor Inc 1.0 18.4 4/24/2014 Biomet Inc 3,162.8 813.2 25.7% 18,970.5 Zimmer Holdings Inc 6.0 23.3 2/17/2014 Chindex International Inc 187.7 13.3 7.1% 446.7 Investor Group 2.4 33.5 11/14/2013 Kimberly-Clark Health Care Inc 1,664.0 250.6 15.1% 1,742.2 Shareholders 1.0 7.0 6/12/2013 Pioneer Surgical Technology Inc 88.2 7.0 7.9% 137.6 RTI Biologics Inc 1.6 19.8 10/25/2012 PSS World Medical Inc 1,896.8 158.6 8.4% 1,796.2 McKesson Corp 0.9 11.3 7/1/2012 Lincare Holdings Inc 1,964.0 470.1 23.9% 4,326.6 Linde AG 2.2 9.2 4/18/2011 Synthes Inc 4,087.4 1,760.1 43.1% 18,205.2 Johnson & Johnson 4.5 10.3 Transaction Data Summary ($ Millions) Revenue EBITDA EBITDA % Enterprise Value Summary Statistics (2011 - 2017) EV/S EV/EBITDA Mean 1,164.4 298.0 16.4% 3,886.5 Number of Data Points 12 12 Median 342.6 37.6 12.3% 441.5 High 6.0 33.5 75th % 2.2 18.8 Mean 2.0 14.0 Median 1.4 10.2 25th % 1.0 9.0 Low 0.5 7.0 Transaction Selection Criteria EV/S EV/EBITDA Industry Classification (Target): 75th % 2.2 18.8 - Medical and Hospital Equipment and Supplies Median 1.4 14.0 25th % 1.0 9.0 Geographic Region: United States and Canada Status: Announced or Closed or Effective Projected Year 2018 $30,261,899 $2,420,952 Percent Sought: Greater than 50% Keyword(s): Implied Enterprise Value - 75th % $68,006,053 $45,453,372 Transaction Dates: Last 6 years Implied Enterprise Value - Median $41,670,635 $33,903,414 Implied Enterprise Value - 25th % $31,116,798 $21,879,958 Source: Thomson Reuters Indicated Enterprise Value $39,678,393 Average of boxed figures Discount Factor Adjustment @ 11.6% 0.8482 Adjusted Enterprise Value $33,655,635 Plus: Cash and equivalents $712,957 Less: Total debt ($3,092,590) Concluded Equity Value - Control $31,276,002

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Fuse/CPM Transaction Fairness Opinion Schedule E Equity Valuation Summary - Post-Transaction Valuation Date: June 30, 2017 Synthesis of Equity Value Summary - Fuse Post-Transaction Equity Value Valuation Method Indicated Value Weight Reference Income Approach Discounted Cash Flow Method $32,332,296 50.0% Schedule B.7 Market Approach Guideline Public Company Method $31,827,530 25.0% Schedule C.2 Merger and Acquisition Method $31,276,002 25.0% Schedule D Equity Value (Rounded) - Control, Marketable $32,000,000

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Fuse/CPM Transaction Fairness Opinion Schedule F.1 Transaction Analysis Valuation Date: June 30, 2017 Pre-Transaction Share Price Calculation Pre-Transaction Fuse Share Price Cost Approach Fuse Total Asset Value $718,959 Schedule A.2 Public Shell Value $1,000,000 Total Fuse Intrinsic Value $1,718,959 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Price Per Share (Cost Approach) $0.1082 Market Approach Fuse Price Per Share (Initial Share Purchase) $0.0800 Plus: Control Premium @ 32.4% $0.0259 Schedule F.2 Fuse Price Per Share (Market Approach) $0.1059 Fuse Price Per Share (Pre-Transaction) $0.1100

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Fuse/CPM Transaction Fairness Opinion Schedule F.2 Transaction Analysis Valuation Date: June 30, 2017 Review of Control Premium Data SIC codes and descriptions: SIC 8742 - Medical, Dental and Hospital Equipment and Supplies MergerStat / BVR Control Premium Study Transaction Summary MergerStat Indicated Control Premium Statistic Count Range Mean Median Mean 24.9% Median 32.4% Effective Date 8 9/9/2008 - 12/4/2015 N/A N/A Net Sales LTM ($mil-US) 8 $0 - $2,386 $671 $242 EBITDA Cash Flow LTM ($mil-US) 8 ($2) - $754 $119 $110 M&A Transaction Indicated Control Premiums (1) Deal Value ($mil-US) 8 $7 - $1,458 $270 $114 MergerStat Control Premium 8 -45.6% - 72.7% 24.9% 32.4% 1 day 1 week 1 month Implied Minority Discount 8 -83.8% - 0.4% 9.2% 24.5% Mean 34.0% 34.3% 37.8% Price/Sales 7 0.18 - 3.44 1.38 0.76 Median 33.2% 31.3% 34.9% Price/Income 5 10.33 - 23.19 15.6 13.15 Lower Quartile 21.8% 27.4% 25.8% Price/Book Value 6 0.45 - 7.02 3.6 2.66 Target Invested Capital/EBIT 5 10.41 - 17.91 13.17 11.06 Target Invested Capital/EBITDA 6 7.68 - 18.21 11.67 11.3 Selected Control Premium 32.4% Notes: (1) Control premium data from M&A transactions in the Thomson Reuters database. See Schedule D.

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Fuse/CPM Transaction Fairness Opinion Schedule F.3 Transaction Analysis Valuation Date: June 30, 2017 Simulation Inputs & Results - PV of Earn Out Payments (Dollar figures in thousands) Earn Out Payment Simulation Inputs Base EBITDA (S0) - Latest revenue prior to Valuation Date $2,312,466 EBITDA hurdle 1 $3,750,000 EBITDA hurdle 2 $5,000,000 Payout rate 1 (% EBITDA) 10.0% Payout rate 2 (% EBITDA) 20.0% Payout rate 3 (% EBITDA) 30.0% Annual EBITDA volatility () (Schedule F.3) 15.0% EBITDA growth (G) Schedule B.2 (1) Required return on EBITDA 7.2% (2) Forecast horizon in years (T) 11 Step-size (t) 1 Simulation Results Trials 100,000 Fair Value of Earn Out Payment $19,244,543 Notes: (1) Estimated for twelve month periods taken from Management projections (as presented in Schedule (2) Based on Cost of Equity Calculation in Schedule B.6 but utilizing an unlevered beta (asset beta), the risk-free rate, and the equity risk premium.

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Fuse/CPM Transaction Fairness Opinion Schedule F.4 Transaction Analysis Valuation Date: June 30, 2017 Historical EBITDA Volatility Calculation Historical Guideline Companies Volatility Term ZBH OFIX GMED NUVA EXAC CAH MDT SYK Median Mean 1 Years 6.4% 43.2% 4.5% 6.5% 9.9% 10.1% 8.7% 9.1% 8.9% 12.3% 2 Years 10.9% 33.1% 3.5% 4.6% 9.2% 9.2% 13.1% 6.5% 9.2% 11.3% 3 Years 12.1% 72.4% 2.9% 11.1% 8.4% 7.5% 12.5% 6.7% 9.8% 16.7% 4 Years 11.4% 63.8% 2.8% 10.6% 12.1% 6.6% 11.9% 6.1% 11.0% 15.7% 5 Years 10.6% 57.1% 2.6% 11.9% 11.5% 7.6% 11.1% 5.4% 10.9% 14.7% 6 Years 10.0% 52.3% 2.6% 16.2% 11.9% 7.3% 10.2% 5.0% 10.1% 14.4% 7 Years 9.6% 51.1% 2.6% 21.2% 12.4% 12.9% 10.8% 4.8% 11.6% 15.7% 8 Years 9.6% 49.2% 2.6% 21.2% 12.0% 14.5% 10.4% 5.2% 11.2% 15.6% 9 Years 9.3% 47.5% 2.6% 71.2% 11.5% 13.7% 10.0% 5.7% 10.8% 21.4% 10 Years 9.3% 47.5% 2.6% 69.1% 11.5% 13.1% 9.6% 6.0% 10.5% 21.1% Source: Capital IQ Concluded Volatility 15.0% Ticker with Company Full Names ZBH - Zimmer Biomet Holdings, Inc. GMED - Globus Medical, Inc. EXAC - Exactech, Inc. MDT - Medtronic plc OFIX - Orthofix International N.V. NUVA - NuVasive, Inc. CAH - Cardinal Health, Inc. SYK - Stryker Corporation

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Fuse/CPM Transaction Fairness Opinion Schedule F.5 Transaction Analysis Valuation Date: June 30, 2017 Post-Transaction Share Price Calculation Post-Transaction Fuse Share Price Equity Consideration Given $10,000,000 Negotiated Fuse Share Price (1) $0.2000 Schedule F.1 Shares Provided as Equity Payment 50,000,000 Fuse Outstanding Shares (Pre-Transaction) 15,890,808 Fuse Outstanding Shares (Post-Transaction) 65,890,808 Concluded Equity Value of Fuse Post-Transaction $32,000,000 Schedule E PV of Total Earn Out Payments $19,244,543 Schedule F.3 Post-Transaction Remaining Equity Value $12,220,286 Fuse Price Per Share (Post-Transaction) $0.1855 Notes: (1) The $0.20 per share price was negotiated by CPM ownership and the Fuse board of directors and is in excess of Fuse’s pre-transaction intrinsic value.

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EXHIBIT D

VALUATION REPORT OF VALUESCOPE

(attached)

EXHIBIT D

FAIR MARKET VALUE ANALYSIS

OF

CPM MEDICAL CONSULTANTS, LLC

AS OF

JUNE 30, 2017

Prepared for:

Mr. Bill McLaughlin, CPA

Chief Financial Officer

CPM Medical Consultants, LLC

December 12, 2017

Mr. Bill McLaughlin, CPA

Chief Financial Officer

CPM Medical Consultants, LLC

1565 North Central Expy, 2nd Floor

Richardson, TX 75080

RE: Valuation of CPM Medical Consultants, LLC on a Controlling Interest Basis

Dear Mr. McLaughlin:

Pursuant to your request, we were retained to conduct a valuation analysis and prepare a valuation report (the “Report”). This analysis and Report were performed for transaction planning purposes to establish the fair market value of CPM Medical Consultants, LLC (“CPM” or the “Company”) as of June 30, 2017 (the “Valuation Date”).

PURPOSE

This valuation analysis was performed to assist you in establishing the fair market value of CPM to support transaction planning. We understand that our analysis and Report may be provided to your attorneys and/or to your accountants. The resulting estimate of value should not be used for any other purpose or by any other party for any purpose without our express written consent.

DEFINITION OF VALUE

The standard of value is fair market value. Fair market value is defined by Section 20.2031- l(b) of the estate tax regulations and Revenue Ruling 59-60, 1959-1 C.B. 237 as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.

950 E. State Highway 114 • Suite 120 • Southlake • Texas 76092 • Tel: 817.481.4901 • Fax: 817.481.4905

www.valuescopeinc.com

Mr. Bill McLaughlin, CPA

December 12, 2017

To develop our conclusion of value for the Company, we will consider all of the factors listed in Revenue Ruling 59-60. These factors include:

1.	The nature of the business and its history from inception.

2.	The economic outlook in general and the condition and outlook of the specific industries in which the Company operates.

3.	The book value and the financial condition of the business.

4.	The earning capacity of the business.

5.	The dividend-paying capacity of the business.

6.	Whether the enterprise had goodwill or other intangible value.

7.	The market price of the stock of corporations engaged in the same or similar line of business having their stocks actively traded on an exchange or over-the-counter.

8.	The marketability, or lack thereof, of the Company’s securities.

The premise of value followed herein is going concern.1 The liquidation premise of value (both orderly and fixed) was considered and rejected as not applicable because the going-concern value results in the “highest and best use” for the Company.

SCOPE OF WORK

To gain an understanding of CPM’s operations, we reviewed the Company’s financial and operational data, reviewed the Company’s website, and conducted a management interview. To understand the environment in which CPM operates, we researched the medical supplies wholesaling industry. We also studied economic conditions as of the Valuation Date and their effects on CPM and the industry. To better understand the Company’s financial condition, we analyzed its financial statements, as available.

[1]

The International Glossary of Business Valuation Terms defines “Going Concern” as “an ongoing operating business enterprise,” and “Going Concern Value” as “the value of a business enterprise that is expected to continue to operate into the future. The intangible elements of going concern value result from factors such as having a trained workforce, an operational plant, and the necessary licenses, systems, and procedures in place.”

VALUESCOPE, Inc.	D-4

Mr. Bill McLaughlin, CPA

December 12, 2017

In order to conclude the fair market value of the Company, we first had to estimate the fair market value of CPM. In concluding the fair market value of CPM, we considered all valuation approaches and methods and applied the most appropriate methods from the income, market, and cost approaches to derive an opinion of value. Our conclusion of value reflects these findings, our judgment and knowledge of the marketplace, and our expertise in valuation.

Our valuation is set out in the attached Report. In performing our work, we were provided with and/or relied upon various sources of information, including (but not limited to):

•	Audited financial statements for CPM Medical Consultants, LLC for the fiscal years ended December 31, 2013 through December 31, 2016

•	Unaudited financial statements for CPM Medical Consultants, LLC for the six months ended June 30, 2016 and June 30, 2017

•	U.S. federal tax returns for CPM Medical Consultants, LLC for the fiscal years ended December 31, 2013 through December 31, 2016

•	Information regarding the Company’s history and current operations

•	Information regarding historical payables

•	Information regarding fixed assets as of the Valuation Date

•	Information regarding inventory as of the Valuation Date

•	Data from the Duff & Phelps 2017 Valuation Handbook

•	A Federal Reserve Statistical Release as of the Valuation Date

•	IBISWorld Industry Report 42345, Medical Supplies Wholesaling in the U.S., May 2017

VALUESCOPE, Inc.	D-5

Mr. Bill McLaughlin, CPA

December 12, 2017

The procedures employed in valuing the Company included such steps that we considered necessary, including (but not limited to):

•	An analysis of CPM’s historical financial statements and financial forecasts

•	Discussions with the Company’s management (“Management”) regarding the Company’s current operations and expectations

•	An analysis of the medical supplies wholesaling industry in the U.S.

•	An analysis of the general economic environment as of the Valuation Date

•	An analysis of applicable discounts, including discount for lack of control

•	An analysis of other pertinent facts and data influencing our conclusion of value

We made a limited investigation as to the accuracy and completeness of such information and did not verify this information as part of this valuation. Therefore, we express no opinion or another form of assurance regarding the accuracy of such data. Other members of ValueScope’s staff, under the direct supervision of the project manager on this engagement, assisted in performing research, populating models with data, and providing other general assistance.

VALUESCOPE, Inc.	D-6

Mr. Bill McLaughlin, CPA

December 12, 2017

CONCLUSION OF VALUE

Based on the procedures and corresponding analysis as described in the attached Report, it is our opinion that the fair market value of CPM Medical Consultants, LLC on a controlling, marketable interest basis, as of June 30, 2017, is reasonably stated as ranging from:

$27,100,000 to $29,400,000

TWENTY-SEVEN MILLION ONE HUNDRED THOUSAND DOLLARS TO

TWENTY-NINE MILLION FOUR HUNDRED THOUSAND DOLLARS

The summary of the valuation of the Company is presented in the following table and Schedule F.

Summary - CPM Equity Value

Valuation Method	Indicated Value		Reference
Income Approach
Discounted Cash Flow Method	$29,380,834		Schedule B.7

Market Approach
Guideline Public Company Method	$27,631,126		Schedule C.2
Merger and Acquisition Method	$27,142,089		Schedule D
Equity Value Range (Rounded) - Control, Marketable	$27,100,000	to	$29,400,000

We are independent of CPM Medical Consultants, LLC, and we have no current or prospective economic interest in the assets that are the subject of this analysis. Our fee for these valuation services was in no way influenced by the results of our analysis. The Assumptions and Limiting Conditions and the Appraisal Certification are important components of this valuation report. Should you have questions regarding this report, please contact Steven Hastings at 817-481-4901.

Very truly yours,

ValueScope, Inc.

VALUESCOPE, Inc.	D-7

VALUESCOPE, Inc.	D-8

TABLE OF SCHEDULES AND APPENDICES

SUMMARY
VALUATION SUMMARY AND CONCLUSION	D-24
INCOME STATEMENT ANALYSIS	D-25
Historical Income Statements	D-25
Historical Balance Sheets	D-26
Selected Financial and Operating Ratios	D-27
DISCOUNTED CASH FLOW METHOD	D-28
Summary of Projection Inputs	D-28
Projected Income Statements	D-29
Projected Balance Sheets	D-30
Projected Capital Expenditures	D-31
Projected Tax Expenses	D-32
Weighted Average Cost of Capital	D-33
Synthesis of Net Cash Flow	D-34
GUIDELINE PUBLIC COMPANY METHOD	D-35
Determination of Relevant Multiples	D-35
Summary and Application of Multiples	D-36
MERGER AND ACQUISITION METHOD	D-37
REVIEW OF CONTROL PREMIUM DATA	D-38
SYNTHESIS OF EQUITY VALUE	D-39
GUIDELINE COMPANY DESCRIPTIONS	D-53

VALUESCOPE, Inc.	D-9

ENGAGEMENT OVERVIEW

DESCRIPTION OF THE ASSIGNMENT

We were retained to conduct a valuation analysis and prepare a valuation report (the “Report”). This analysis and Report were performed for transaction planning purposes to establish the fair market value of CPM Medical Consultants, LLC (“CPM” or the “Company”) as of June 30, 2017 (the “Valuation Date”).

SCOPE

This Report provides a detailed discussion of the valuation analysis we performed and is divided into seven major sections. The first section outlines the description, scope, and procedures of our analysis. The second section provides a brief description of the Company and the Company’s financial position. The third section includes a discussion of the U.S. economy and the industries in which the Company operates. The fourth section details a discussion of valuation theory and methodology. The fifth section presents our determination of the fair market value of equity. The sixth section provides a reconciliation of the valuation methods used in our analysis. Finally, the seventh section presents our conclusion of value.

PROCEDURES

This valuation analysis was conducted in accordance with generally accepted valuation procedures. These procedures included such substantive valuation tests that we considered necessary and appropriate under the circumstances. We relied on information received regarding the Company’s operations as a fair reflection and made a limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information as well as on other data we researched. A full discussion of the methodologies employed appears in the following sections of this Report.

VALUESCOPE, Inc.	D-10

COMPANY OVERVIEW

DESCRIPTION OF CPM MEDICAL CONSULTING, LLC

The Company is a Texas limited liability company and was founded by and wholly owned by Mark Brooks. CPM is believed to be the largest U.S. privately-held stocking distributor of orthopedic implants for spines, total joints, sports medicine, trauma, and feet and ankles. The Company also provides an array of related surgical products which include regenerative tissue to support orthopedic surgeries and wound care.

The Company primarily operates as a stocking distributor, whereby the Company purchases product directly from manufacturers pursuant to contracts that are volume based. Certain manufacturer contracts contain exclusivity provisions allowing for the Company to be the sole distributor for the manufacturer in certain hospitals, counties, or states. CPM is a Food & Drug Administration (“FDA”) approved tissue storage and shipping facility. Headquartered in Richardson, Texas, CPM has customers and distributors in over 16 states.

FINANCIAL POSITION

Historical Income Statements

The Company provided audited financial statements for CPM for the fiscal years ended December 31, 2013 through December 31, 2016 and unaudited financial statements for CPM for the six months ended June 30, 2017 (collectively the “Review Period”). The Company also provided federal tax returns for the fiscal years ended December 31, 2013 through December 31, 2016.

CPM’s 2013 revenues were $17.3 million. Revenues increased each year thereafter to $27.2 million for the trailing twelve months ended June 30, 2017 (“TTM 2017”). Revenue growth rates fluctuated throughout the Review Period, ranging between 0.9% and 27.7%.

VALUESCOPE, Inc.	D-11

COMPANY OVERVIEW

Historical revenues and revenue growth rates are presented in the chart below.

The Company’s cost of goods sold (COGS) increased from $9.5 million in 2013 to $13.6 million in 2015 before falling to $11.3 million in 2016. COGS increased again in TTM 2017 to $13.8 million. Operating expenses increased from $7.0 million in 2013 to $12.8 million in 2014. Operating expenses decreased to $9.9 million in 2015, then increased to $11.9 million in 2016 before falling again to $10.6 million in TTM 2017.

The Company’s earnings before interest, taxes, depreciation, and amortization (EBITDA) fluctuated during the Review Period, averaging $2.9 million since 2015. Historical EBITDA and EBITDA margins are shown in the chart below.

VALUESCOPE, Inc.	D-12

COMPANY OVERVIEW

The Company’s historical income statements are presented in Schedule A.1.

Historical Balance Sheets

Based on a review of the latest available balance sheet, dated June 30, 2017, the Company reported total assets of $17.4 million, total liabilities of $6.8 million, and shareholders’ equity of $10.6 million.

The Company reported current assets of $17.3 million, with $0.3 million of cash and equivalents, $5.6 million of accounts receivable, $11.5 million of inventory, and less than $0.1 million of prepaid expenses and other current assets. The Company reported net fixed assets of less than $0.1 million. Current liabilities of $6.8 million consisted of accounts payable of $2.6 million, accrued expenses of $1.1 million, and a line of credit of $3.1 million. The Company reported no long-term liabilities.

The following chart details the primary balance sheet categories during the Review Period.

The Company’s historical balance sheets are presented in Schedule A.2.

VALUESCOPE, Inc.	D-13

ECONOMIC AND INDUSTRY OVERVIEW

OVERVIEW OF THE U.S. ECONOMY

According to the third estimate released by the Bureau of Economic Analysis (BEA), the U.S. economy increased in the first quarter of 2017, with the real gross domestic product (GDP) increasing at an annual rate of 1.4%. In the fourth quarter of 2016, real GDP increased by 2.1%. The increase in real GDP in the fourth quarter reflected positive contributions from nonresidential fixed investment, exports, PCE, and residential fixed investment that were partly offset by negative contributions from private inventory investment, federal government spending, and state and local government spending. Imports, which are a subtraction in the calculation of GDP, increased.2

Forecasters surveyed by the Federal Reserve Bank of Philadelphia projected a 3.1% annual real growth rate for this quarter and 2.5% next quarter. The forecasters predict that real GDP will grow 2.1% in 2017, 2.5% in 2018, 2.1% in 2019, and 2.3% in 2020. The forecasts for 2017, 2019, and 2020 are higher than previous estimates.3

Employment

Nonfarm payroll employment, according to the Bureau of Labor Statistics (BLS), rose by 138,000 in May 2017. The unemployment rate in May 2017 was 4.3%. The BLS reported job gains in health care and mining.4

Forecasters surveyed by the Federal Reserve Bank of Philadelphia predicted that the unemployment rate will average 4.5% in 2017, 4.3% in 2018, 4.4% in 2019, and 4.5% in 2020.5

Inflation

According to the BLS, inflation, as measured by changes in the Consumer Price Index for All Urban Consumers (CPI-U), decreased 0.1% in May 2017 on a seasonally adjusted basis. Over the previous 12 months, the all items index increased 1.9% before seasonal adjustment. May’s increase was a larger rise than the 1.6- percent average annual increase over the past 10 years. The index for all items less food and energy rose 1.7% over the last 12 months. The energy index rose 5.4% over the last year, while the food index increased 0.9%.6

[2]	U.S. Department of Commerce, Bureau of Economic Analysis, Gross Domestic Product: First Quarter 2017 (Third Estimate), June 29, 2017
[3]	Federal Reserve Bank of Philadelphia, Second Quarter 2017 Survey of Professional Forecasters, May 12, 2017
[4]	United States Department of Labor, Bureau of Labor Statistics, The Employment Situation: May 2017, June 2, 2017
[5]	Federal Reserve Bank of Philadelphia, Second Quarter 2017 Survey of Professional Forecasters, May 12, 2017
[6]	United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index: May 2017, June 14, 2017

VALUESCOPE, Inc.	D-14

ECONOMIC AND INDUSTRY OVERVIEW

According to forecasters surveyed by the Federal Reserve Bank of Philadelphia, inflation is expected to average 2.3% in 2017 and 2.3% in 2018, up from 2.4% previously forecasted for 2017 in the last survey. Over the next ten years, forecasters expect CPI inflation to average 2.30% annually.7

Interest Rates

The interest rate on the three-month Treasury bill increased from 0.26% as of June 30, 2016 to 1.01% as of June 30, 2017.8 The interest rate on the ten-year Treasury note increased from 1.49% as of June 30, 2016 to 2.31% as of June 30, 2017.9

Source: Federal Reserve Economic Data

As of June 30, 2017, the yields on Moody’s Aaa-rated corporate bonds and Baa-rated corporate bonds were 3.71% and 4.40%, respectively.10

[7]	Federal Reserve Bank of Philadelphia, Second Quarter 2017 Survey of Professional Forecasters, May 12, 2017
[8]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DTB3, 3-Month Treasury Bill: Secondary Market Rate, last accessed July 14, 2017
[9]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DGS10, 10-Year Treasury Constant Maturity Rate, last accessed July 14, 2017
[10]	Moody’s Seasoned Aaa Corporate Bond Yield©, Moody’s Seasoned Baa Corporate Bond Yield©, via Bloomberg L.P., last accessed July 14, 2017

VALUESCOPE, Inc.	D-15

ECONOMIC AND INDUSTRY OVERVIEW

Corporate Profits

According to the BEA, profits from current production (corporate profits with inventory valuation and capital consumption adjustments) decreased $48.4 billion in the first quarter, in contrast to an increase of $11.2 billion in the fourth quarter.11

Stock Markets

The S&P 500 opened at 2,098.86 on June 30, 2016 and closed higher at 2,423.41 on June 30, 2017. The NASDAQ Composite index opened at 4,842.67 on June 30, 2016 and closed higher at 6,140.42 on June 30, 2017. 12

Source: Federal Reserve Economic Data

Consumer Confidence

The Conference Board reported that the Consumer Confidence Index increased in June 2017 to 118.9, up from 117.6 in May.13 The index is based on a survey of consumer perceptions of present economic conditions and expectations of future conditions. The survey is based on a representative sample of 5,000 U.S. households and is considered a leading indicator of future consumer expenditures and economic activity.

[11]	U.S. Department of Commerce, Bureau of Economic Analysis, Corporate Profits: First Quarter 2017 (Revised Estimate), June 29, 2017
[12]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: SP500, S&P500©, and NASDAQCOM, NASDAQ Composite Index©, last accessed July 14, 2017
[13]	The Conference Board, Consumer Confidence Index, June 27, 2017

VALUESCOPE, Inc.	D-16

ECONOMIC AND INDUSTRY OVERVIEW

OVERVIEW OF THE MEDICAL SUPPLIES WHOLESALING INDUSTRY14

Industry Definition

Medical supplies wholesalers purchase medical and surgical equipment, instruments, and supplies, store these items at distribution centers, and deliver these products and related services to medical and dental practitioners, clinics, and hospitals. The industry does not handle instruments and goods that are distributed to ophthalmologists, optometrists, veterinarians, and opticians. This industry also does not include pharmaceutical sales.

Industry Performance

The medical supplies wholesaling industry (the “Industry”) distributes dental and medical supplies and equipment intended to improve or maintain health. Demand for wholesale activities associated with these products is highly correlated with demand for the products themselves. The median age of the population has risen over the past five years; as a result, the number of age-related nonelective procedures performed in the United States increased as well. Accordingly, the Industry’s revenue has increased steadily over the past five years.

In particular, demand for medical devices used in elderly care has increased over this period and is expected to continue rising over the next five years. Rising product prices have also supported industry growth. Over the past five years, Industry revenues increased at an annualized rate of 1.9% to total $193.8 billion, including a 2.3% increase in 2017. Revenue growth began to slow down as the Patient Protection and Affordable Care Act took effect and further regulated the Industry. In addition, as a result of consolidation among medical device manufacturers, wholesalers must take on most increases in input costs, thus limiting their profit margins. However, due to only slight increases in commodity prices, profit margins have grown over the past five years to 6.8% in 2017.

Over the next five years, Industry revenue is projected to grow at an annualized rate of 3.0% to $224.2 billion. Revenue is projected to rise as healthcare providers continue to invest in new equipment to keep up with growing demand for healthcare services. New product development by medical device manufacturers will also contribute to Industry growth by offering new solutions to health issues. Mergers and acquisitions among medical device manufacturers will cause wholesalers to consolidate to maintain negotiating power and meet demands of newly expanded customers. Consolidation will help Industry operators reduce costs, therefore leading to a rise in profit margins.

[14]	IBISWorld Industry Report 42345, Medical Supplies Wholesaling in the U.S., May 2017

VALUESCOPE, Inc.	D-17

ECONOMIC AND INDUSTRY OVERVIEW

Products & Services

Sales of high-priced medical instruments fluctuate substantially from year to year, principally as providers replace aging equipment with newer technologies. However, newly developed high technology electromedical, interventional cardiology and orthopedic products have consistently helped boost growth shipments of wholesale medical devices. These high-technology products have increased as a percentage of total industry sales due to increased demand by doctors and patients for less-invasive, innovative products that improve the quality of patients’ lives and disease diagnosis and treatment. However, while advanced technology can fluctuate in, the rest of the industry is made up of less advanced products. Demand for these types of goods is fairly constant from year to year because their prices are indirectly determined by patients. Prices for these goods are responsive to patient demographics and major population trends.

Surgical, medical, and hospital instruments include anesthesia apparatuses, arthroscopic instruments, cardiac and urological catheters, drug-eluting stents, forceps, hypodermic needles, heart valves, intravenous and blood administration equipment, surgical scalpels, surgical clamps, and syringes. Specialty furniture is also included in this segment, as is electromedical equipment such as cardiac defibrillators and pacemakers, electrocardiographs, electrosurgical instruments, hearing aids, medical imaging and therapeutic apparatuses (such as ultrasound and x-ray), medical lasers, and patient monitoring systems. The products are expected to account for 53.4% of industry revenue in 2017. Sales of electromedical equipment for diagnosis and treatment of cardiovascular disease have grown faster over the five years to 2017 than sales of any other single product segment. Implantable defibrillators and neurostimulators (used for nonpharmaceutical treatment of Parkinson’s disease, mental depression, and other therapeutic purposes) have contributed significantly to this growth.

Supplies used in surgical procedures, medical care, and hospital environments include gauze, tapes, tongue depressors, gowns, and other largely disposable supplies. This segment’s products are relatively more affordable than other industry segment products, rendering demand for supplies less susceptible to macroeconomic shifts. Similarly, this segment’s share of total industry revenue has remained relatively steady in recent years. In 2017, this segment is expected to make up 24.1% of Industry revenue.

Orthopedic devices include crutches, orthopedic (such as hip, knee, and spine) implants, prosthetic appliances, surgical dressings, surgical gloves, and sutures. This segment’s share of total industry revenue has grown over the five years to 2017, particularly as companies like OrthoDirectUSA and White Box Orthopedics have begun to develop generic implants (copies of patented orthopedic implants that cost significantly less), which increase demand due to their lower price points. Moreover, recovery time in a hospital for joint replacement procedures is forecast to be cut in half over the next 10 years; as orthopedic procedures become less and invasive, demand for orthopedic devices will likely rise. In 2017, these products are expected to make up 10.4% of Industry revenue.

VALUESCOPE, Inc.	D-18

ECONOMIC AND INDUSTRY OVERVIEW

Industry Outlook

Over the five years to 2022, experts forecast Industry performance to largely resemble the Industry’s performance over the five years to 2017. The overall higher number of insured Americans will likely contribute to steady demand for medical supplies and services, but increased demand will come at a price. Operators will likely experience increasingly aggressive internal competition (as a result of the Centers for Medicare and Medicaid Services implementing a competitive bidding program), a fluctuating network of suppliers, heightened government regulations, and a tightened credit market. Moreover, the Industry will be operating in a drastically changing healthcare environment, where product lines will multiply, costs will persistently rise, and broader healthcare coverage could result in a shortage of warehouse capacity. As a result, revenue is projected to grow at an annualized rate of 3.0% over the next five years to total $224.2 billion by 2022.

VALUESCOPE, Inc.	D-19

VALUATION METHODOLOGY

There are three conceptually distinct methodologies that can be applied to estimate indications of value of a business or asset: (a) the income approach, (b) the market approach, and (c) the cost approach.

VALUATION APPROACHES

Income Approach

The income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses, and taxes. One form of the income approach, the discounted cash flow (DCF) method, defines future economic income as net cash flow and takes into account not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production.

Market Approach

The market approach considers the implied pricing in third-party transactions of comparable businesses or assets. Transactions are analyzed in order to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.

Cost Approach

The cost approach considers replacement cost as the primary indicator of value. The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it. Historical cost data is often used to indicate the current cost of replacement or re-creation, with certain adjustments made for physical deterioration or obsolescence. Like the market approach, the cost approach makes fewer assumptions than the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets.

VALUESCOPE, Inc.	D-20

VALUATION METHODOLOGY

VALUATION METHODS

The following are common valuation methods used under the three approaches:

A. Income Approach

1.	Discounted Cash Flow Method (multi-period model)

2.	Direct Capitalization Method (single-period model)

3.	Excess Earnings Method

B. Market Approach

1.	Guideline Public Company Method

2.	Merger and Acquisition Method

C. Cost Approach

1.	Reproduction Cost

2.	Replacement Cost

SUMMARY OF THE VALUATION APPROACHES AND METHODS

In our valuation of the Company, we considered all three approaches to value. Under the income approach, we utilized the DCF method. We also considered the guideline public company method and transaction method under the market approach. We determined that the cost approach was not necessary for the valuation of the Company because this approach tends to misstate the fundamental economic value of an ongoing business enterprise.

VALUESCOPE, Inc.	D-21

FAIR MARKET VALUE DETERMINATION

INCOME APPROACH ANALYSIS

The income approach estimates the fair market value of a company based on the earnings, cash flow, and dividend-paying capacity of the company. The approach evaluates the present worth of the future economic benefits that accrue to the investors in a business. These benefits are discounted to present value at a rate of return that is commensurate with the company’s risk. This present value determines the fair market value of a business.

We developed a DCF model to arrive at the Company’s enterprise value (EV) as of the Valuation Date. The DCF model is presented in Schedule B.1 through Schedule B.7. The DCF method first projects the cash flow the business is expected to produce over a discrete period. Then, each discrete cash flow is discounted to a present value at a rate that reflects the risk of receiving that amount at the time anticipated in the projection. To better reflect these projections, items such as revenue, operating costs, capital expenses, and working capital were forecasted. These projections were used to determine the net cash flow generated by the business, which was then discounted to the present value, using an appropriate discount rate. Total outstanding debt, if any, is then subtracted from the EV to arrive at the value of equity.

Revenue Projections

We examined the historical financial statements, had discussions with Management, and conducted research on the industry to develop a revenue forecast. The growth rate for the years 2017 through 2021 were projected to be 6.0%, based on Management projections. We then assumed revenue growth would gradually lessen each subsequent year, ending at the estimated long-term rate of inflation of 2.3% by the residual period.

The projected income statement inputs are presented in Schedule B.1. The revenue projections are shown as part of the projected income statement presented in Schedule B.2.

Profitability and Expense Projections

COGS and operating expenses were estimated using Management projections. COGS was projected to vary between 45.0% and 55.0% of revenue throughout the projection period. Operating expenses were projected to decrease from 39.0% to 34.0% of revenue throughout the projection period. The gross profit margin is forecast to range between 45.0% and 55.0% of revenue during the forecast period while the EBITDA margin is projected to increase from 6.0% to 21.0% of revenue during the forecast period.

The projected expense categories, such as COGS and operating expenses, are shown as part of the projected income statements presented in Schedule B.2.

VALUESCOPE, Inc.	D-22

FAIR MARKET VALUE DETERMINATION

Projected Balance Sheets

The projected balance sheets were developed based on discussions with Management and historical balance sheet ratios. From the results of these projections, we calculated the annual projected working capital and determined that the Company would require an increasing amount of working capital throughout the projection period. Historical financial and operating ratios are presented in Schedule A.3, and the projected balance sheets are presented in Schedule B.3.

Capital Expenditures

Our capital expenditure forecast assumes capital expenditures to increase from 1.5% of revenue for the projected year 2017 to 3.0% of revenue in 2018. Capital expenditures are then forecast to decrease to 0.5% of revenue in 2020 and remain constant throughout the projection period. The capital expenditure forecast is presented in Schedule B.4.

Weighted Average Cost of Capital

In determining an indication of value utilizing the DCF model, we derived a weighted average cost of capital (WACC) for the Company. The WACC is intended to approximate the required rate of return of CPM’s operating assets. Two components of the WACC calculation are the firm’s cost of equity capital and the firm’s cost of debt.

Cost of Equity

A firm’s cost of equity capital, Ke, is the expected, or required, rate of return on the firm’s common stock. The components of the capital asset pricing model15 (CAPM) used to determine Ke are as follows:

•	The risk-free rate of return, Rf, defined as the 20-year U.S. Treasury bond rate as of the Valuation Date

•	The market risk premium, designated as [Rm - Rf] in the CAPM equation

•	The security’s beta coefficient, ß, used as an index of the security’s systematic risk

•	The small stock risk premium, SSRP

•	The security’s unsystematic risk premium, USRP (if any)

[15]

The capital asset pricing model was originally developed in an article by Nobel Prize-winning economist William F. Sharpe, “Capital Asset Prices: A Theory of Market Equilibrium under Conditions of Risk” (Journal of Finance, 1964). Subsequent academic works further developed the concept.

VALUESCOPE, Inc.	D-23

FAIR MARKET VALUE DETERMINATION

The required rate of return on the security is calculated as follows:

Ke = Rf + ß [Rm—Rf] + SSRP + USRP

In determining a risk-free rate, we utilized the 20-year U.S. Treasury bond rate that reflects a minimal level of risk. The equity risk premium is designated as [Rm - Rf] in the CAPM equation, with Rm representing the expected return on the market portfolio. We determined that the applicable market risk premium is 6.0%, which is based on the supply side risk premium data published in the Duff & Phelps 2017 Valuation Handbook. The market risk premium represents the average annualized total return on equity investments, defined as the S&P 500, in excess of the average annualized bond yield (income) return on long-term government bonds minus the price to earnings ratio calculated using three-year average earnings.

Systematic risk is associated with economic factors that threaten all businesses. Beta is determined by studying the correlation between the return of a security and the return of the market. A security with a beta of 1.0 tends to move up or down in direct correlation with the market. Securities with a beta greater than 1.0 tend to rise and fall by a greater percentage than the market. A beta of less than 1.0 suggests the security is less sensitive to changes in the market.

We calculated a relevered beta of 0.88 (rounded) and target debt-to-equity ratio of 20.8% based on the median unlevered beta of eight guideline companies and the median of the eight guideline companies’ debt-to-equity ratio as of the Valuation Date. The guideline companies were identified and selected such that they are engaged in similar business activities and face similar risks as the Company. Our estimate of the cost of equity also included a small stock risk premium of 5.6%, the 10th decile small stock risk premium from the Duff & Phelps 2017 Valuation Handbook.

Based on the estimates of the parameters in the CAPM equation, the cost of equity was determined as:

Ke = 2.6% + (0.88 * 6.0%) + 5.6% = 13.4% (rounded)

The concluded cost of equity is 13.4% (rounded) based on CAPM and the risk premia.

Cost of Debt

We derived an estimate of the long-term cost of debt equal to 4.3% based on the Moody’s seasoned Baa corporate bond yield as of the Valuation Date.

VALUESCOPE, Inc.	D-24

FAIR MARKET VALUE DETERMINATION

Conclusion – Weighted Average Cost of Capital

The WACC calculation is a function of the cost of capital components and the capital structure of CPM and its industries. The formula used for the calculation of the WACC is presented as follows:

Ko =We * Ke + Wd * Kd * (1-Tm)

where

Ko =the WACC

We =the proportion of equity in the capital structure

Ke =the cost of equity

Wd =the proportion of debt in the capital structure

Kd =the pretax cost of debt

Tm =the marginal tax rate for a C corporation

Using the costs of equity previously calculated and estimates for the capital structure, cost of debt, and effective tax rate, the WACC was determined for both models as:

Ko = (0.828 * 13.4%) + (0.172 * 4.3% * (1-35.0%)) = 11.6% (rounded)

Schedule B.6 shows the details of the WACC calculation, while Schedule B.7 presents the DCF calculations.

Conclusion – Income Approach Analysis

Based on the forecasts and methodologies presented in this analysis, it is our opinion that the value of CPM’s equity, as of the Valuation Date, can be reasonably stated as $29.4 million.

MARKET APPROACH ANALYSIS

The market approach analysis includes an examination of guideline or comparable companies and pricing measures observable in the public markets.

Guideline Public Company Method

The first step in performing the guideline public company analysis was the identification and selection of comparable companies. To be included in our guideline sample, companies had to be engaged in the same or similar line of business as the Company as of the Valuation Date. The second criterion was that the comparable companies face similar industry and economic risks.

Based on our examination of the industry, our discussions with Management, and our search from the Thompson Reuters database, we identified the following companies:

1.	Zimmer Biomet Holdings Inc (Ticker: ZBH)

2.	Orthofix International NV (Ticker: OFIX)

VALUESCOPE, Inc.	D-25

FAIR MARKET VALUE DETERMINATION

3.	Globus Medical Inc (Ticker: GMED)

4.	NuVasive Inc (Ticker: NUVA)

5.	Exactech Inc (Ticker: EXAC)

6.	Cardinal Health Inc (Ticker: CAH)

7.	Medtronic PLC (Ticker: MDT)

8.	Stryker Corp (Ticker: SYK)

A description of each of these companies is included in Appendix A. Using the most recently filed financial statements of the selected guideline companies, we calculated their historical profitability and the following multiples:

•	EV to: Sales (S), EBITDA, and EBIT

These calculations are presented in Schedule C.1.

Based on this analysis, we established a relative basis for comparison between the guideline public companies and the Company. We determined the low and high end of the range and calculated the mean and median of the pricing multiples of the comparable companies. We selected the low EV/EBITDA multiple of 9.2x to apply to the Company’s EBITDA for the period ended June 30, 2017. This is equal to the low of the guideline companies, which was reflective of the guideline company that has the closest EBITDA margin to the Company. We then added cash and subtracted debt to obtain the value of equity. We also applied a control premium of 24.9% to arrive at an equity value on a controlling basis.16

Conclusion – Guideline Public Company Method

Based on the analysis and procedures described herein, it is our opinion that the value of the Company’s equity, on a control basis, can be reasonably stated as $27.6 million. The analysis is presented in Schedule C.2.

Merger and Acquisition Method

It is also possible to develop an indication of a company’s value based upon the multiples indicated by M&A transactions of companies in the same or a similar industry occurring in recent years.

In order to use M&A information in a valuation engagement, the following two conditions must be met:

1.	The target company must be similar to the company being valued in at least some respects.

[16]	Control Premium data obtained from MergerStat for SIC 8742 Medical, Dental and Hospital Equipment and Supplies, as presented in Schedule E

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FAIR MARKET VALUE DETERMINATION

2.

One must be able to obtain details of the merger or acquisition transaction. If at least one of the parties in the M&A transaction (either the purchaser or the seller) is a public company, relevant information is often available.

We considered this method and searched the Thomson Reuters database for M&A transactions. Our search resulted in 9 total transactions involving companies in the medical supplies wholesaling and medical supplies manufacturing industries.

We determined the low and high end of the range and calculated the mean and median of the pricing multiples of the selected transactions. Based on our examination of the details of the M&A transactions, we applied an average of the median EV/S and EV/EBITDA multiples to determine CPM’s EV. We then added cash and subtracted debt to determine the Company’s equity value.

Conclusion – Merger and Acquisition Method

Based on the analyses and procedures described herein, it is our opinion that the value of the Company’s equity, using the M&A method, can be reasonably stated as $27.1 on a control basis as of the Valuation Date. Schedule D presents the determination of value using this method.

VALUESCOPE, Inc.	D-27

RECONCILIATION OF VALUATION METHODS

The value indication using the income approach reflects the Company’s expected future operating performance as well as economic and industry expectations. The indication of value using this approach is $29.4 million.

For the market approach, we believe that the selected guideline public companies represent a reasonable set of public companies for comparative analysis with the Company and provide valuable market data for purposes of valuation analysis. Taking this into account, we derived an indication of the value of equity of $27.6 million using this method.

The M&A method, under the market approach, was calculated using historical transactions and Company data. The equity value implied using this method is $27.1 million.

Based on the forecasts and methodologies presented in this analysis, it is our opinion that the value of the Company’s equity as of the Valuation Date can reasonably be stated ranging between $27.1 million and $29.4 million on a control, marketable basis.

VALUESCOPE, Inc.	D-28

CONCLUSION OF VALUE

Based on the procedures and corresponding analysis as described in the attached Report, it is our opinion that the fair market value of CPM Medical Consultants, LLC on a control, marketable interest basis as of June 30, 2017, is reasonably stated as ranging from:

$27,100,000 to $29,400,000

TWENTY-SEVEN MILLION ONE HUNDRED THOUSAND DOLLARS TO

TWENTY-NINE MILLION FOUR HUNDRED THOUSAND DOLLARS

The summary of the valuation of the Company is presented in the following table and Schedule F.

Summary - CPM Equity Value Valuation Method Indicated Value Reference Income Approach Discounted Cash Flow Method $29,380,834 Schedule B.7 Market Approach Guideline Public Company Method $27,631,126 Schedule C.2 Merger and Acquisition Method $27,142,089 Schedule D Equity Value Range (Rounded) - Control, Marketable $27,100,000 to $29,400,000

VALUESCOPE, Inc.	D-29

ASSUMPTIONS AND LIMITING CONDITIONS

This valuation by ValueScope, Inc., is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions, and conditions contained in the engagement letter.

LIMITATION ON DISTRIBUTION AND USE

The Report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. Neither the valuation Report, nor its contents, nor any reference to the appraiser or ValueScope, Inc., may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, another appraisal, loan, or other agreement or document given to third parties without our prior written consent. In addition, except as set forth in the Report, our analysis and Report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent; provided, however, that if ValueScope, Inc., fails to inform the Company whether ValueScope, Inc., will provide such consent within five (5) business days after receiving the Company’s request thereof, then ValueScope, Inc.’s consent shall be deemed conclusively to have been provided without any further action by the Company or ValueScope, Inc.

No change of any item in this Report shall be made by anyone other than ValueScope, and we shall have no responsibility for any such unauthorized change.

The valuation may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal is based on the program of utilization described in the Report and may not be separated into parts. The appraisal was prepared solely for the purpose, function, and party so identified in the Report. The Report may not be reproduced, in whole or in part, and the findings of the Report may not be utilized by a third party for any purpose without the express written consent of ValueScope, Inc.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this Report, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

VALUESCOPE, Inc.	D-30

ASSUMPTIONS AND LIMITING CONDITIONS

NOT A FAIRNESS OPINION

Neither our opinion nor our Report are to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation but instead are the expression of our determination of fair market value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, including our analysis whether impairment of goodwill exists.

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis (i) assumes that, as of the Valuation Date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present, and future projected financial condition of the Company and its assets as of the Valuation Date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

We did not make an onsite visit to Company facilities.

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of management’s effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production, or interrogatory response preparation, whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company) is requested, special arrangements for such services acceptable to ValueScope, Inc., must be made in advance. ValueScope, Inc., reserves the right to make adjustments to the analysis, opinion, and conclusion set forth in the Report as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.

In all matters that may be potentially challenged by a Court or other party, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in defense of our recommendations

VALUESCOPE, Inc.	D-31

ASSUMPTIONS AND LIMITING CONDITIONS

against challenge(s). We will, however, retain our supporting work papers for your matter(s) and will be available to assist in defending our professional positions taken, at our then-current rates, plus direct expenses at actual, and according to our then-current Standard Professional Agreement.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering, or other professional advice that has been or will be obtained from professional sources.

LIENS AND ENCUMBRANCES

ValueScope will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our Report as legal evidence in any particular court or jurisdiction.

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories, and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the Report.

PROSPECTIVE FINANCIAL INFORMATION

Valuation Reports may contain prospective financial information, estimates, or opinions that represent reasonable expectations at a particular point in time, but such information, estimates, or opinions are not offered as forecasts, prospective financial statements or opinions, predictions, or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our Report, and the variations may be material.

VALUESCOPE, Inc.	D-32

ASSUMPTIONS AND LIMITING CONDITIONS

Any use of management’s projections or forecasts in our analysis will not constitute an examination, review, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

REGULATORY AND ENVIRONMENTAL CONSIDERATIONS

The Report assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the Report is based.

ValueScope is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this Report, wishing to know whether such liabilities exist or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. ValueScope does not conduct or provide environmental assessments and has not performed one for the subject property.

ValueScope has not determined independently whether the Company is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) or the scope of any such liabilities. ValueScope’s valuation takes no such liabilities into account, except as they have been reported to ValueScope by the Company or by an environmental consultant working for the Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the Report. To the extent such information has been reported to us, ValueScope has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

ValueScope has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

ValueScope expresses no opinion on matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers.

VALUESCOPE, Inc.	D-33

ASSUMPTIONS AND LIMITING CONDITIONS

POTENTIAL FUTURE SALES

Any decision to purchase, sell, or transfer any interest in the subject company or its subsidiaries shall be your sole responsibility as well as the structure to be utilized and the price to be accepted.

The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time. Due to the economic and individual motivational influences which may affect the sale of a business interest, the appraiser assumes no responsibility for the actual price of any subject business interest if sold or transferred.

INDEMNIFICATION BY THE COMPANY

The following indemnifications apply only to the extent that any losses, claims, damages, judgments, or liabilities are not caused by fraud, bad faith, gross negligence, or willful malfeasance on the part of ValueScope.

The Company agrees to indemnify and hold harmless ValueScope, and its respective principals, affiliates, agents, and employees (“Indemnified Party”) against any losses, claims, damages, judgments, or liabilities arising out of or based upon any professional advisory services rendered pursuant to this agreement. Furthermore, the Company agrees to indemnify ValueScope and any Indemnified Party against any losses, claims, damages, judgments, or liabilities incurred as a result of a third party initiating a lawsuit against any Indemnified Party based upon any consulting services rendered to the Company pursuant to this agreement. In consideration for this indemnification agreement, ValueScope will provide professional advisory services.

The Company agrees to reimburse ValueScope and any Indemnified Party for any necessary and reasonable expenses, attorneys’ fees, or costs incurred in the enforcement of any part of the indemnity agreement 30 days after receiving written notice from ValueScope.

The obligations of ValueScope under this agreement are solely corporate obligations, and no officer, director, employee, agent, shareholder, or controlling person in ValueScope shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

VALUESCOPE, Inc.	D-34

APPRAISAL CERTIFICATION

We hereby certify the following statements regarding this appraisal:

1.	We have not inspected certain assets, properties, or business interests encompassed by this appraisal.

2.	We have no present or prospective future interest in the assets, properties, or business interests that are the subject of this appraisal report.

3.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4.	Our compensation for conducting the appraisal is in no way contingent upon the value reported or on any predetermined value.

5.	To the best of our knowledge and belief, the statements of facts contained in this report, on which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

6.	No persons other than us have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

7.	The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

8.

Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, of the American Society of Appraisers, and other professional organizations of which we are members.

9.

This report and analysis were prepared under the direction of Steven C. Hastings. Mr. Hastings is a Certified Public Accountant (CPA), Accredited Senior Appraiser (ASA), Accredited in Business Valuation (ABV), Certified in Financial Forensics (CFF) by the AICPA, a Chartered Global Management Accountant and a Certified Valuation Analyst

By:	ValueScope, Inc.

Steven C. Hastings, CPA/ABV/CFF, CGMA, ASA, CVA

ValueScope, Inc.

VALUESCOPE, Inc.	D-35

TABLE OF SCHEDULES AND APPENDICES

Summary
VALUATION SUMMARY AND CONCLUSION	D-24

INCOME STATEMENT ANALYSIS	D-25

Historical Income Statements	D-25
Historical Balance Sheets	D-26
Selected Financial and Operating Ratios	D-27

DISCOUNTED CASH FLOW METHOD	D-28

Summary of Projection Inputs	D-28
Projected Income Statements	D-29
Projected Balance Sheets	D-30
Projected Capital Expenditures	D-31
Projected Tax Expenses	D-32
Weighted Average Cost of Capital	D-33
Synthesis of Net Cash Flow	D-34

GUIDELINE PUBLIC COMPANY METHOD	D-35

Determination of Relevant Multiples	D-35
Summary and Application of Multiples	D-36

MERGER AND ACQUISITION METHOD	D-37

REVIEW OF CONTROL PREMIUM DATA	D-38

SYNTHESIS OF EQUITY VALUE	D-39

GUIDELINE COMPANY DESCRIPTIONS	D-53

VALUESCOPE, Inc.	D-36

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 CPM Summary - CPM Equity –Value Valuation Method Indicated Value Reference Income Approach Discounted Cash Flow Method $29,380,834 Schedule B.7 Market Approach Guideline Public Company Method $27,631,126 Schedule C.2 Merger and Acquisition Method $27,142,089 Schedule D

VALUESCOPE, Inc.	D-37

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 CPM Medical Consult For the Year Ended: 31 -Dec-14 31-Dec-15 31-Dec-16 | 30-Jun-I7 Actual % Actual % Actual % Actual % Actual % Revenue SI7.322.857 1000% $20,458,117 1000% $26,122,640 1000% S26.365.376 1000% $27,190,245 1000% Cost of goods sold (COGS) 9,471,643 54 7% 12,237,183 598% 13,568,426 519% 11,253,268 42 7% 13,843,216 509% Gro. Profit 7,851,214 453% 8,220,934 402% 12,554,214 48/% 15,112,108 57J% 13,347,029 49.1% Operating expenses 6,972,869 403% 12,831,252 627% 9,868,468 378% 11,880,275 45./% 10,635,398 39.1% Earnings before interest, taxes, depreciation & amortization (EBITDA) 878,345 5.1% (4,610,318) -225% 2,685,746 103% 3,231,833 123% 2,711,631 10.0% Depreciation expense - 00% 23,909 0.1% 29,344 0.1% 18,640 0.1% 14,496 0.1% Earnings before interest & taxes (EBIT) 878,345 5./% (4,634,227) -22 7% 2.6S6.402 10.2% 3,213,193 12.2% 2,697,135 99% Interest (expense) (49,440) -03% (107,600) -05% (129,526) -05% (133,334) -05% (125,330) -05% Net Income $828,905 48% ($4,741,827) -23.2% $2,526,876 97% $3,079,859 11.7% $2,571,805 95% Annuatzed Growth Rotes Revenue NA 18.1% 27.7% 0.9% 6.4% Gross Profit NA 4.7% 52.7% 20.3% -22.2% EBITDA NA NA NA 20.3% -29.8% EBIT NA NA NA 20.9% -29.7% Net Income NA NA NA 21.8% -30.5% At of

VALUESCOPE, Inc.	D-38

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Pee-13 31-Dec-14 31-Dec-15 31-Dec-16 | 3Q-Jun-I7 Actual % Actual % Actual % Actual % Actual % Current Assets Cash & cash equivalents 5264,567 1.9% $1,281,099 8.5% 5263,625 1.5% $110,972 06% $267,692 1.5% Accountsreceivable.net 3,733,076 27.2% 4,233,133 28.1% 6,378,503 36.1% 5,6 1 2,835 32.7% 5,612,607 32.3% Inventory 9,627,769 70.1% 9,474,246 628% 10,967,549 62./% 11,401,501 665% 11,453,976 660% Prepaid expenses and other CA 67,137 05% 45,309 03% 18,380 0.1% 19,490 0.1% 9,005 0.1% Total Current Assets 13,692,549 99 7% 15.033.787 996% 17,628,057 999% 17,144.798 1000% 17,343,280 99.9% Fixedassets.net 35.815 03% 53.799 0.4% 24.455 0.1% 5.815 00% 18.639 0.1% Total Assets $13,728,364 1000% $15,087,586 1000% $17,652,512 1000% $17,150,613 1000% $17,361,919 1000% Current Liabilities Accounts payable $5,100,492 37.2% $2,879,854 19.1% $3,633,289 206% $2,369,512 138% $2,568,970 14.8% Accrued expenses 319,153 2 3% 2,798,164 185% 1,314,538 7.4% 1,612,296 94% 1,121,457 6_5% Une of credit 3,313,827 24./% 3,880,387 25 7% 4,215,857 239% 3,305,347 (93% 3,092,590 17.8% Current portion long-term debt 18,506 0./% - 0.0% 00% - 0.0% - 0.0% Total Current Liabilities 8,751,978 638% 9,558,405 634% 9,163,684 5/ 9% 7,287,155 425% 6,783,017 39./% Total Liabilities 8,751,978 638% 9,558,405 634% 9,163,684 5/ 9% 7,287,155 425% 6,783,017 391% Total Equity 4,976,386 362% 5,529,181 366% 8,488,828 48.1% 9,863,458 57.5% 10,578,902 609% Total Liabilities & Equity $13,728,364 1000% $15,087,586 1000% $17,652,512 1000% $17,150,613 1000% $17,361,919 100.0%

VALUESCOPE, Inc.	D-39

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 For the Year Ended: 31-Dec-13 | 31-Dec-14 | 31-Dec-15 | 31-Dec-16 [~ Asset turnover 126.2% 135.6% 148.0% 153.7% Operating margin 5.1% -22.7% 10.2% 12.2% Interest burden 94.4% 102.3% 95.1% 95.9% Tax retention rate x 100.0% x 100.0% x 100.0% x 100.0% Return on assets 6.0% -31.4% 14.3% 18.0% Financial leverage x 2.76 x 2.73 x 2.08 x 1.74 Return on book value of equity 16.7% -85.8% 29.8% 31.2% Working capital, excluding short-term debt $4,959,077 $5,475,382 $8,464,373 $9,857,643 % revenue 28.6% 26.8% 32.4% 37.4% Current ratio l.6x l.6x l.9x 2.4x Quick Ratio _ . 0.5x 0.6x 0.7x 0.8x Basis Days cash & equivalents COGS + Op. Exp. 6 19 4 2 Prepaid expenses Ope rat ing expenses 1.0% 0.4% 0.2% 0.2% Days AIR Revenue 79 76 89 78 Days inventory COGS 371 283 295 370 Days A/P COGS 197 86 98 77 Days accrued expenses Operating expenses 17 80 49 50 Net fixed assets $35,815 $53,799 $24,455 $5,815 % revenue 0.2% 0.3% 0.1% 0.0% Fixed asset utilization 483.7x 380.3x l,068.2x 4,534.0x Depreciation expense $0 $23,909 $29,344 $18,640 % Fixed assets 0.0% 44.4% 120.0% 320.6% Remaining avg. life of fixed assets (years) NM 2.3 0.8 0.3 Total LiabiIities-to-Total Equity l.8x l.7x l.lx 0.7x Total Liabi I ities-to-Total Liabilities & Equity 0.6x 0.6x 0.5x 0.4x Gross margin 45.3% 40.2% 48.1% 57.3% EBITDA margin 5.1% -22.5% 10.3% 12.3% EBIT margin 5.1% -22.7% 10.2% 12.2% Net income margin 4.8% -23.2% 9.7% 11.7% Effective tax rate 0.0% 0.0% 0.0% 0.0%156.6% 9.9% 95.4% x 100.0% 14.8% x 1.64 24.3% $10,560,263 38.8% 32.8% 2.6x 2.0x 0.9x 0.7x 4 7 0.1% 0.4% 75 79 302 324 68 105 38 47 $18,639 0.1% 0.1% 1,458.8x 1,585.Ox $14,496 77.8% I I 2.6% 1.3 1.2 0.6x 1.2x 0.4x 0.5x 49.1% 48.0% 10.0% 3.0% 9.9% 2.9% 9.5% 2.5% 0.0% 0.0%

VALUESCOPE, Inc.	D-40

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Summary of Projection Inputs For the Projected Year Ended: 11-Dec-17 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31 -Dee-24 31-Dec-25 31-Dec-26 Residual Inflation estimate 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% Real revenue growth rate 3.8% 3.8% 3.8% 3.8% 3.8% 3.1% 2.5% 1.9% 1.3% 0.6% 0.0% Revenue growth rate 6.0% 6.0% 6.0% 6.0% 6.0% 5.4% 4.8% 4.2% 3.5% 2.9% 2.3% Cost of goods sold (COGS) (% of revenue) 55.0% 48.6% 51.0% 51.0% 51.0% 50.0% 49.0% 48.0% 47.0% 46.0% 45.0% Gross profit margin 45.0% 51.4% 49.0% 49.0% 49.0% 50.0% 51.0% 52.0% 53.0% 54.0% 55.0% Operating expenses (% of revenue) 39.0% 38.0% 36.0% 36.0% 36.0% 35.7% 35.3% 35.0% 34.7% 34.3% 34.0% EBITDA margin 6.0% 13.4% 13.0% 13.0% 13.0% 14.3% 15.7% 17.0% 18.3% 19.7% 21.0% Income tax rte 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% For the Projected Year Ended: 31-Dec-17 | 31-Dec-18 31-Dec-19 31-Dec-20 31-Dec-21 31-Dec-22 31-Dec-23 31-Dec-24 31-Dec-25 31-Dec-26 Reiidual Days cash & equivalents 2.2 2.5 1.5 2.5 1.4 1.4 1.4 1.4 1.4 1.4 1.4 Bcsis: COGS + Op. Exp. Days A/R 92.0 92.0 84.0 75.0 70.0 70.0 70.0 70.0 70.0 70.0 70.0 Basis: Revenue Days inventory 340.0 390.0 380.0 380.0 380.0 380.0 380.0 380.0 380.0 380.0 380.0 Basis: COG S Prepaid expenses 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% 0.2% Basra. Operating expenses Days A/P 70.0 72.0 72.0 72.0 72.0 72.0 72.0 72.0 72.0 72.0 72.0 Basis: COCS Days accrued expenses 115.0 75.0 45.0 20.0 24.0 24.0 24.0 24.0 24.0 24.0 24.0 Basis: Operating expense

VALUESCOPE, Inc.	D-41

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 For the Projected Year Ended: 31 -Dec-16 | 3I-Dec-I7 | 3I-Dec-I8 | 31 -Dec-19 | 31 -Dec-20 | 3l-Dec-2l | 3l-Dec-22 | 3l-Dec-23 | 3l-Dec-24 | 3l-Dec-25 | 3l-Dec-26 | Residual Revenue $26,365,376 $27,947,299 $29,624,136 $31,401,585 $33,285,680 $35,282,821 $37,204,080 $38,992,201 $40,617,080 $42,050,101 $43,264,955 $44,238,416 Annual Growth Rate 0.9% 6.0% 6.0% 6.0% 6.0% 6.0% 5.4% 4.8% 4.2% 3.5% 2.9% 2.3% Cost of goods sold (COGS) 11,253,268 15,371,014 14,397,330 16,014,808 16,975,697 17,994,238 18,602,040 19,106,179 19,496,198 19,763,547 19,901,879 19,907,287 Gross Profit 15,112,108 12,576,284 15,226,806 15,386,776 16,309,983 17,288,582 18,602,040 19,886,023 21,120,881 22,286,554 23,363,076 24,331,129 Operating expenses 11,880,275 10,899,446 11,257,172 11,304,570 11,982,845 12,701,815 13,269,455 13,777,245 14,215,978 14,577,368 14,854,301 15,041,061 Earnings before interest, taxes, depreciation & amortization (EBITDA) 3,231,833 1,676,838 3,969,634 4,082,206 4,327,138 4,586,767 5,332,585 6,108,778 6,904,904 7,709,185 8,508,774 9,290,067 Depreciation expense 18,640 89,657 261,587 355,791 389,077 424,360 377,722 238,970 185,382 194,146 202,128 209,163 Earnings before interest & taxes (EBIT) 3,213,193 1,587,181 3,708,048 3,726,415 3,938,061 4,162,407 4,954,863 5,869,809 6,719,522 7,515,039 8,306,646 9,080,905 Other income, net (133,334) - - - - - - - - - - - Pretax income (EBT) 3,079,859 1,587,181 3,708,048 3,726,415 3,938,061 4,162,407 4,954,863 5,869,809 6,719,522 7,515,039 8,306,646 9,080,905 Total taxes - 555,513 1,297,817 1,304,245 1,378,321 1,456,842 1,734,202 2,054,433 2,351,833 2,630,264 2,907,326 3,178,317 Net Income $3,079,859 $1,031,668 $2,410,231 $2,422,169 $2,559,740 $2,705,564 $3,220,661 $3,815,376 $4,367,689 $4,884,775 $5,399,320 $5,902,588 Profit Margins | Projected Profit Margins Gross margin 57.3% 45.0% 51.4% 49.0% 49.0% 49.0% 50.0% 51.0% 52.0% 53.0% 54.0% 55.0% EBITDA margin 12.3% 6.0% 13.4% 13.0% 13.0% 13.0% 14.3% 15.7% 17.0% 18.3% 19.7% 21.0% EBIT margin 12.2% 5.7% 12.5% 11.9% 1 1.8% 1 1.8% 13.3% 15.1% 16.5% 17.9% 19.2% 20.5% Net income margin 11.7% 3.7% 8.1% 7.7% 7.7% 7.7% 8.7% 9.8% 10.8% 11.6% 12.5% 13.3% Effective tax rate 0.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% 35.0%

VALUESCOPE, Inc.	D-42

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Period Projected As Of: | 3I-Dec-I6 | 3I-Dec-I7 | 3l-Dec-l8 | 3l-Dec-l9 | 3l-Dec-20 | 3l-Dec-2l | 3l-Dec-22 | 3l-Dec-23 | 3l-Dec-24 | 3l-Dec-25 | 3l-Dec-26 | Residual Current Assets Cash & cash equivalents $110,972 $158,343 $172,904 $1 13,768 $198,346 $113,533 $1 17,881 $121,624 $124,689 $127,014 $128,550 $129,261 Accounts receivable, net 5,612,835 7,044,251 7,466,906 7,226,666 6,839,523 6,766,568 7,135,029 7,477,956 7,789,577 8,064,403 8,297,389 8,484,080 Inventory 11,401,501 14,318,205 15,383,449 16,672,951 17,673,328 18,733,728 19,366,508 19,891,364 20,297,412 20,575,748 20,719,765 20,725,395 Prepaid expenses & other current assets 19,490 21,799 22,514 22,609 23,966 25,404 26,539 27,554 28,432 29,155 29,709 30,082 Total Current Assets 17,144,798 21,542,597 23,045,773 24,035,995 24,735,163 25,639,233 26,645,956 27,518,499 28,240,110 28,796,320 29,175,412 29,368,818 Fixed assets, net 5,815 335,368 962,505 1,077,737 855,089 607,143 415,441 371,432 389,136 405,240 419,436 431,466 Total Assets $17,150,613 $21,877,965 $24,008,278 $25,1 13,732 $25,590,252 $26,246,376 $27,061,397 $27,889,931 $28,629,245 $29,201,560 $29,594,848 $29,800,284 Current Liabilities Accounts payable $2,369,512 $2,947,866 $2,840,021 $3,159,085 $3,348,631 $3,549,548 $3,669,444 $3,768,890 $3,845,825 $3,898,563 $3,925,850 $3,926,917 Accrued expenses 1,612,296 3,434,072 2,313,118 1,393,714 656,594 835,188 872,512 905,901 934,749 958,512 976,721 989,001 Line of credit 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 Total Current Liabilities 7,287,155 9,687,285 8,458,486 7,858,147 7,310,572 7,690,083 7,847,303 7,980,138 8,085,922 8,162,422 8,207,918 8,221,265 Deferred tax liability / (asset) -19,563 70,8181 13,536 122,512 94,328 54,661 42,235 44,379 46,356 48,127 48,127 Total Liabilities 7,287,155 9,706,848 8,529,304 7,971,683 7,433,084 7,784,411 7,901,964 8,022,373 8,130,300 8,208,778 8,256,045 8,269,392 Total Capital Beginning capital 6,783,599 9,863,458 12,171,117 15,478,974 17,142,049 18,157,168 18,461,964 19,159,434 19,867,558 20,498,945 20,992,783 21,338,803 Current period earnings (loss) 3,079,859 1,031,668 2,410,231 2,422,169 2,559,740 2,705,564 3,220,661 3,815,376 4,367,689 4,884,775 5,399,320 5,902,588 Net cash flow NA (1,275,991) (897,626) 759,095 1,544,621 2,400,768 2,523,191 3,107,252 3,736,302 4,390,938 5,053,299 5,710,500 Ending Capital 9,863,458 12,171,117 15,478,974 17,142,049 18,157,168 18,461,964 19,159,434 19,867,558 20,498,945 20,992,783 21,338,803 21,530,892 Total Liabilities & Capital $17,150,613 $21,877,965 $24,008,278 $25,1 13,732 $25,590,252 $26,246,376 $27,061,397 $27,889,931 $28,629,245 $29,201,560 $29,594,848 $29,800,284 Working capital (CA - CL) $9,857,643 $ 11,855,312 $14,587,287 $16,177,848 $ 17,424,591 $ 17,949,150 $18,798,654 $ 19,538,361 $20,154,188 $20,633,898 $20,967,494 $21,147,553 WC balance as % revenue 37.4% 42.4% 49.2% 51.5% 52.3% 50.9% 50.5% 50.1% 49.6% 49.1% 48.5% 47.8% Additions (subtractions) thereto 1,997,669 2,731,975 1,590,561 1,246,743 524,558 849,504 739,707 615,827 479,710 333,595 180,059 31Dec-17 31-Dec-18Dec 19 | 31Dec-20 | 31Dec-2I | 31Dec22 | 31. Dec 31-Dec-24 Dec25 | 31-Dec-26 | Residual Fixed asset utilization rate 83.3x 30.8x 29.1 x 38.9x 58.1 x 89.6x I05.0x I04.4x I03.8x I03.2x I02.5x Required assets S335.368 S962.505 $1,077,737 $855,089 $607,143 $415,441 $371,432 $389,136 $40S.240 $419,436 $431,466 Beginning assets S.8IS 335.368 962.505 1.077.737 855.089 607.143 415.441 371.432 389.136 405.240 419.436 Depreciation 89.657 261.587 355.791 389.077 424.360 377.722 238.970 185.382 194.146 202.128 209.163 Required capital expenditures $419.209 $888.724 $471.024 $166.428 $176.414 $186.020 $194.961 $203.085 $210.251 $216.325 $221.192 As % revenue /.5X 30% 1.5% 0.5% 05% 05% 0.5% 0.5% 05% 0.5% 05%

VALUESCOPE, Inc.	D-43

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Period Projected As Of: | 3I-Dec-I6 | 3I-Dec-I7 | 3l-Dec-l8 | 3l-Dec-l9 | 3l-Dec-20 | 3l-Dec-2l | 3l-Dec-22 | 3l-Dec-23 | 3l-Dec-24 | 3l-Dec-25 | 3l-Dec-26 | Residual Current Assets Cash & cash equivalents $110,972 $158,343 $172,904 $1 13,768 $198,346 $113,533 $1 17,881 $121,624 $124,689 $127,014 $128,550 $129,261 Accounts receivable, net 5,612,835 7,044,251 7,466,906 7,226,666 6,839,523 6,766,568 7,135,029 7,477,956 7,789,577 8,064,403 8,297,389 8,484,080 Inventory 11,401,501 14,318,205 15,383,449 16,672,951 17,673,328 18,733,728 19,366,508 19,891,364 20,297,412 20,575,748 20,719,765 20,725,395 Prepaid expenses & other current assets 19,490 21,799 22,514 22,609 23,966 25,404 26,539 27,554 28,432 29,155 29,709 30,082 Total Current Assets 17,144,798 21,542,597 23,045,773 24,035,995 24,735,163 25,639,233 26,645,956 27,518,499 28,240,110 28,796,320 29,175,412 29,368,818 Fixed assets, net 5,815 335,368 962,505 1,077,737 855,089 607,143 415,441 371,432 389,136 405,240 419,436 431,466 Total Assets $17,150,613 $21,877,965 $24,008,278 $25,1 13,732 $25,590,252 $26,246,376 $27,061,397 $27,889,931 $28,629,245 $29,201,560 $29,594,848 $29,800,284 Current Liabilities Accounts payable $2,369,512 $2,947,866 $2,840,021 $3,159,085 $3,348,631 $3,549,548 $3,669,444 $3,768,890 $3,845,825 $3,898,563 $3,925,850 $3,926,917 Accrued expenses 1,612,296 3,434,072 2,313,118 1,393,714 656,594 835,188 872,512 905,901 934,749 958,512 976,721 989,001 Line of credit 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 3,305,347 Total Current Liabilities 7,287,155 9,687,285 8,458,486 7,858,147 7,310,572 7,690,083 7,847,303 7,980,138 8,085,922 8,162,422 8,207,918 8,221,265 Deferred tax liability / (asset) -19,563 70,8181 13,536 122,512 94,328 54,661 42,235 44,379 46,356 48,127 48,127 Total Liabilities 7,287,155 9,706,848 8,529,304 7,971,683 7,433,084 7,784,411 7,901,964 8,022,373 8,130,300 8,208,778 8,256,045 8,269,392 Total Capital Beginning capital 6,783,599 9,863,458 12,171,117 15,478,974 17,142,049 18,157,168 18,461,964 19,159,434 19,867,558 20,498,945 20,992,783 21,338,803 Current period earnings (loss) 3,079,859 1,031,668 2,410,231 2,422,169 2,559,740 2,705,564 3,220,661 3,815,376 4,367,689 4,884,775 5,399,320 5,902,588 Net cash flow NA (1,275,991) (897,626) 759,095 1,544,621 2,400,768 2,523,191 3,107,252 3,736,302 4,390,938 5,053,299 5,710,500 Ending Capital 9,863,458 12,171,117 15,478,974 17,142,049 18,157,168 18,461,964 19,159,434 19,867,558 20,498,945 20,992,783 21,338,803 21,530,892 Total Liabilities & Capital $17,150,613 $21,877,965 $24,008,278 $25,1 13,732 $25,590,252 $26,246,376 $27,061,397 $27,889,931 $28,629,245 $29,201,560 $29,594,848 $29,800,284 Working capital (CA - CL) $9,857,643 $ 11,855,312 $14,587,287 $16,177,848 $ 17,424,591 $ 17,949,150 $18,798,654 $ 19,538,361 $20,154,188 $20,633,898 $20,967,494 $21,147,553 WC balance as % revenue 37.4% 42.4% 49.2% 51.5% 52.3% 50.9% 50.5% 50.1% 49.6% 49.1% 48.5% 47.8% Additions

VALUESCOPE, Inc.	D-44

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Economic / Book Basis Fixed assets Y See B.4 $89,657 $261,587 $355,791 $389,077 $424,360 $377,722 $238,970 $ 185,382 $ 194,146 $202,128 $209,163 Intangible assets Y 10 - - - - - - - - - - - Goodwill N NA NA NA NA NA NA NA NA NA NA NA NA Total Economic / Book Basis $89,657 $261,587 $355,791 $389,077 $424,360 $377,722 $238,970 $185,382 $194,146 $202,128 $209,163 Income Tax Basis Fixed assets Y See B.4 $145,551 $408,031 $477,843 $414,722 $343,834 $264,388 $203,467 $191,506 $199,795 $207,188 $209,163 Intangible assets Y 15 - - - - - - - - - - NA Goodwill Y 15 - - - - - - - - - - NA Total Tax Basis $145,551 $408,031 $477,843 $414,722 $343,834 $264,388 $203,467 $191,506 $199,795 $207,188 $209,163 Increase / (Decrease) in deferred tax liability @ 35.0% $19,563 $51,255 $42,718 $8,976 ($28,184) ($39,667) ($12,426) $2,143 $1,977 $1,771 $0 (Increase) / Decrease in deferred tax assets @ 35.0% - - - - - - - - - - - Deferred tax expense $ 19,563 $51,255 $42,718 $8,976 ($28,184) ($39,667) ($ 12,426) $2,143 $1,977 $1,771 $0 Total deferred tax liability (asset), net - 19,563 70,818 113,536 122,512 94,328 54,661 42,235 44,379 46,356 48,127 48,127 Present value factor @ 11.6% Present value Pretax income 1,587,181 3,708,048 3,726,415 3,938,061 4,162,407 4,954,863 5,869,809 6,719,522 7,515,039 8,306,646 9,080,905 Tax depreciation adjustment 55,895 146,444 122,051 25,645 (80,526) (113,334) (35,502) 6,124 5,649 5,060 - Earnings before taxes and NOL utilization 1,531,286 3,561,604 3,604,363 3,912,416 4,242,932 5,068,197 5,905,311 6,713,398 7,509,390 8,301,586 9,080,905 Net operating loss utilization - - - - - - - - - - - Earnings before taxes 1,531,286 3,561,604 3,604,363 3,912,416 4,242,932 5,068,197 5,905,311 6,713,398 7,509,390 8,301,586 9,080,905 Income taxes @ 35.0% 535,950 1,246,561 1,261,527 1,369,346 1,485,026 1,773,869 2,066,859 2,349,689 2,628,286 2,905,555 3,178,317 Beginning net operating losses $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 Additions to / (utilization of) net operating losses - - - - - - - - - - - Ending net operating losses $0 $0 $0 $0 $0 $0 $0 $0 $0 $0 $0

VALUESCOPE, Inc.	D-45

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Zimmer Biomet Holdings Inc ZBH 0.88 201,644 $128.40 Orthofix International NV OFIX 1.00 18,044 $46.48 Globus Medical Inc GMED 0.87 96,086 $33.15 NuVasive Inc NUVA 0.92 50,663 $76.92 Exactech Inc EXAC 0.70 14,312 $29.80 Cardinal Health Inc CAH 0.82 315,883 $77.92 Medtronic PLC MDT 0.79 1,359,027 $88.75 Stryker Corp SYK 0.87 373,765 $138.78 Capital Asset Pricing Model (CAPM) Inputs Effective tax rate 35.0% Risk-free rate [Rf] 2.6% Equity Risk Premium [ERP] 6.0% Unlevered beta 0.77 Target debt/equity 20.8% Pretax cost of debt 4.3% Small Stock Risk Premium [SSRP] 5.6% Notes: Reflects a C Corporation status for valuation purposes 20-Year United States Treasury rate as of June 30, 2017 Duff & Phelps 2017 Valuation Handbook, long-term supply side ERP Unlevered and relevered using Hamada method Median debt-to-equity of the guideline companies Yield on Moody’s Baa-rated corporate bonds as of June 30, 2017 Small stock risk premium I 0th decile (Source: Duff & Phelps 201 7 Valuation Handbook) $25,891,093 $11,513,600 21.0% 17.4% 24.0% 0.75 $838,701 $0 24.5% 19.7% 36.0% 0.86 $3,185,239 $0 0.0% 0.0% 35.8% 0.87 $3,896,979 $636,570 26.4% 20.9% 37.5% 0.79 $426,503 $16,000 10.3% 9.3% 34.9% 0.66 $24,613,569 $5,597,000 20.5% 17.0% 39.0% 0.73 $120,613,617 $33,563,000 23.6% 19.1% 19.1% 0.66 $51,871,111 $7,219,000 7.7% 7.1% 26.2% 0.82 High 26.4% 20.9% 39.0% 0.87 Mean 16.8% 13.8% 31.5% 0.77 Median 20.8% 17.2% 35.3% 0.77 CV 0.57 0.54 0.23 0.1 I Capital Asset Pricing Model (CAPM) Calculations Relevered beta 0.88 Ke = Rf + (Levered Beta x ERP) + SSRP After-tax cost of debt 2.8% Debt/capital ratio 17.2%

VALUESCOPE, Inc.	D-46

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Synthesis of Net Cash Flow For the Projected Year Ended: 3l-Dec-l7 | 3l-Dec-l8 | 3l-Dec-l9 | 3l-Dec-20 | 3l-Dec-2l | 3l-Dec-22 | 3l-Dec-23 | 3l-Dec-24 | 3l-Dec-25 | 3l-Dec-26 | Residuai~ Sources of Cash Flow: Net income 1,031,668 2,410,231 2,422,169 2,559,740 2,705,564 3,220,661 3,815,376 4,367,689 4,884,775 5,399,320 5,902,588 Depreciation 89,657 261,587 355,791 389,077 424,360 377,722 238,970 185,382 194,146 202,128 209,163 Increase in deferred taxes 19,563 51,255 42,718 8,976 (28,184) (39,667) (12,426) 2,143 1,977 1,771 - Total Sources of Cash Flow 1,140,888 2,723,073 2,820,679 2,957,793 3,101,740 3,558,716 4,041,919 4,555,214 5,080,899 5,603,219 6,111,751 Uses of Cash Flow: Additions to working capital 1,997,669 2,731,975 1,590,561 1,246,743 524,558 849,504 739,707 615,827 479,710 333,595 180,059 Capital expenditures 419,209 888,724 471,024 166,428 176,414 186,020 194,961 203,085 210,251 216,325 221,192 Net cash flow (1,275,991) (897,626) 759,095 1,544,621 2,400,768 2,523,191 3,107,252 3,736,302 4,390,938 5,053,299 5,710,500 Total Uses of Cash Flow 1,140,888 2,723,073 2,820,679 2,957,793 3,101,740 3,558,716 4,041,919 4,555,214 5,080,899 5,603,219 6,111,751 Net Cash Flow ($l,275,99l) ($897,626) $759,095 $l,544,62l $2,400,768 $2,523,19l $3,l07,252 $3,736,302 $4,390,938 $5,053,299 $5,7l0,500 Period (Mid - Period) 0.25 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 PV Factor @ WACC = 11.6% 0.9729 0.8961 0.8029 0.7195 0.6447 0.5777 0.5176 0.4638 0.4156 0.3724 Present Value (PV) Net Cash Flow ($l,24l,457) ($804,325) $609,49l $l,lll,295 $l,547,723 $l,457,569 $l,608,390 $l,732,976 $l,824,920 $l,88l,903 PV net cash flow $9,728,486 Residual Value - Gordon Growth Model PV residual value 22,744,938 Non-operating assets - Residual net cash flow : $5,710,500 PV remaining tax - Residual discount rate (k) : 11.6% Residual growth rate (g) : 2.3% x Gordon multiple [ 1 / (k-g) ] : 10.7x Enterprise Value $32,473,424 Residual value : $61,074,863 x PV factor : 0.3724 Less: total debt (3,092,590) PV residual value : $22,744,938 Value of Equity $29,380,834

VALUESCOPE, Inc.	D-47

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Valuation Date Zimmer Orthofix Globus Cardinal Medtronic Biomet International NuVasive Inc Exactech Inc Stryker Corp Medical Inc Health Inc PLC Company: Holdings Inc NV Revenue (S) $7,757,200 $413,847 $580,539 $996,832 $261,757 $128,394,000 $29,710,000 $11,785,000 Gross profit $5,514,200 $325,551 $441,628 $749,352 $181,233 $6,586,000 $20,419,000 $7,815,000 % margin 71.1% 78.7% 76.1% 75.2% 69.2% 5.1% 68.7% 66.3% 63.8% 70.2% Earnings before interest, taxes, depreciation & amortization (EBITDA) $2,635,100 $56,277 $200,635 $215,188 $42,875 $3,135,000 $9,338,000 $3,228,000 % margin 34.0% 13.6% 34.6% 21.6% 16.4% 2.4% 31.4% 27.4% 22.7% 24.5% Earnings before interest & taxes (EBIT) $1,575,100 $34,337 $156,300 $104,189 $23,369 $2,434,000 $6,421,000 $2,634,000 % margin 20.3% 8.3% 26.9% 10.5% 8.9% 1.9% 21.6% 22.4% 15.1% 15.4% Net income to common shareholders $496,500 ($3,330) $105,045 $53,283 $344 $1,346,000 $4,028,000 $1,689,000 % margin 6.4% -0.8% 18.1% 5.3% 0.1% 1.0% 13.6% 14.3% 7.3% 5.9% Share price as of 6/30/2017 $128.40 $46.48 $33.15 $76.92 $29.80 $77.92 $88.75 $138.78 Shares out (000s) 201,644 18,044 96,086 50,663 14,312 315,883 1,359,027 373,765 Market capitalization 25,891,093 838,701 3,185,239 3,896,979 426,503 24,613,569 120,613,617 51,871,111 Less: cash & equivalents 1,039,500 41,652 326,098 134,008 11,173 1,368,000 13,708,000 3,279,000 Equity value less cash (P) 24,851,593 797,049 2,859,141 3,762,971 415,330 23,245,569 106,905,617 48,592,111 Minority interest 800 - - 5,145 - 136,000 122,000 - Preferred stock - - - - - - - - Total debt 11,512,800 - - 631,425 16,000 5,461,000 33,441,000 7,219,000 Enterprise value (EV) 36,365,193 797,049 2,859,141 4,399,541 431,330 28,842,569 140,468,617 55,811,111

VALUESCOPE, Inc.	D-48

CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 International NuVasive Inc Exactech Inc Stryker Corp Medical Inc Health Inc PLC Company: Holdings Inc NV Revenue (S) $7,757,200 $413,847 $580,539 $996,832 $261,757 $128,394,000 $29,710,000 $11,785,000 Gross profit $5,514,200 $325,551 $441,628 $749,352 $181,233 $6,586,000 $20,419,000 $7,815,000 % margin 71.1% 78.7% 76.1% 75.2% 69.2% 5.1% 68.7% 66.3% 63.8% 70.2% Earnings before interest, taxes, depreciation & amortization (EBITDA) $2,635,100 $56,277 $200,635 $215,188 $42,875 $3,135,000 $9,338,000 $3,228,000 % margin 34.0% 13.6% 34.6% 21.6% 16.4% 2.4% 31.4% 27.4% 22.7% 24.5% Earnings before interest & taxes (EBIT) $1,575,100 $34,337 $156,300 $104,189 $23,369 $2,434,000 $6,421,000 $2,634,000 % margin 20.3% 8.3% 26.9% 10.5% 8.9% 1.9% 21.6% 22.4% 15.1% 15.4% Net income to common shareholders $496,500 ($3,330) $105,045 $53,283 $344 $1,346,000 $4,028,000 $1,689,000 % margin 6.4% -0.8% 18.1% 5.3% 0.1% 1.0% 13.6% 14.3% 7.3% 5.9% Share price as of 6/30/2017 $128.40 $46.48 $33.15 $76.92 $29.80 $77.92 $88.75 $138.78 Shares out (000s) 201,644 18,044 96,086 50,663 14,312 315,883 1,359,027 373,765 Market capitalization 25,891,093 838,701 3,185,239 3,896,979 426,503 24,613,569 120,613,617 51,871,111 Less: cash & equivalents 1,039,500 41,652 326,098 134,008 11,173 1,368,000 13,708,000 3,279,000 Equity value less cash (P) 24,851,593 797,049 2,859,141 3,762,971 415,330 23,245,569 106,905,617 48,592,111 Minority interest 800 - - 5,145 - 136,000 122,000 - Preferred stock - - - - - - - - Total debt 11,512,800 - - 631,425 16,000 5,461,000 33,441,000 7,219,000 Enterprise value (EV) 36,365,193 797,049 2,859,141 4,399,541 431,330 28,842,569 140,468,617 55,811,111

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CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Industry Transactions - See Criteria Below Transaction Multiples Target Revenue Target EBITDA Target EBITDA Enterprise Value Transaction Size Date Target SIC Code ($mm) ($mm) Margin (%) ($mm) ($mm) Acquirer EV/S EV/EBITDA 5/1/2017 Span-America Medical Systems Inc 3842 61.8 7.3 11.8% 73.8 81.0 Savaria Corp 1.2 10.1 8/4/2014 Symmetry Medical Inc 3842 397.3 51.1 12.9% 436.3 281.6 Tecomet Inc 1.1 8.5 6/25/2014 Medical Action Industries Inc 3842 287.8 15.2 5.3% 279.8 226.2 Owens & Minor Inc 1.0 18.4 6/12/2013 Pioneer Surgical Technology Inc 3842 88.2 7.0 7.9% 137.6 130.0 RTI Biologics Inc 1.6 19.8 4/18/2011 Synthes Inc 3842 4,087.4 1,760.1 43.1% 18,205.2 20,097.8 Johnson & Johnson 4.5 10.3 11/20/2015 Liberator Medical Holdings Inc 2834 81.6 24.1 29.6% 174.6 182.0 CR Bard Inc 2.1 7.2 8/14/2015 HASCO Medical Inc 8082 93.5 5.2 5.6% 48.8 23.5 WMK Inc 0.5 9.3 10/25/2012 PSS World Medical Inc 5047 1,896.8 158.6 8.4% 1,796.2 1,459.1 McKesson Corp 0.9 11.3 7/1/2012 Lincare Holdings Inc 8082 1,964.0 470.1 23.9% 4,326.6 3,689.3 Linde AG 2.2 9.2 Transaction Data Summary ($ Millions) Revenue EBITDA EBITDA % Enterprise Value Transaction Size Summary Statistics (20ll - 20l7) EV/S EV/EBITDA Mean 995.4 277.6 16.5% 2,831.0 2,907.8 Number of Data Points 9 9 Median 287.8 24.1 11.8% 279.8 226.2 High 4.5 19.8 75th % 2.111.3 Mean 1.7 11.6 Median 1.2 10.1 25th % 1.0 9.2 Low 0.5 7.2 Transaction Selection Criteria EV/S EV/EBITDA EV/Mix I Industry Classification (Target): Mean l.7 ll.6 I - Medical and Hospital Equipment and Median l.2 l0.l I Geographic Region: United States and Canada Status: Announced or Closed or Effective TTM Base Period $27,190,245 $2,711,631 Percent Sought: Greater than 50% Keyword (s): Implied Enterprise Value - Mean $45,588,977 $31,420,874 $38,504,926 Transaction Dates: Last 6 years Implied Enterprise Value - Median $32,465,153 $27,468,822 | $29,966,987~| Implied Enterprise Value - 25th % $26,428,918 $24,960,563 $25,694,741 Source: Thomson Reuter

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CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Review of Control Premium Data (DLOC) SIC codes and descriptions: SIC 8742 - Medical, Dental and Hospital Equipment and Supplies Statistic Count Range Mean Median Mean 24.9% Median 32.4% Effective Date 8 9/9/2008 - 12/4/2015 N/A N/A Net Sales LTM ($mil-US) 8 $0 - $2,386 $671 $242 EBITDA CashFlow LTM ($mil-US) 8 ($2) - $754 $119 $110H^ (1) M&A Transaction Indicated Control Premiums I Deal Value ($mil-US) 8 $7 - $1,458 $270 $114 MergerStat Control Premium 8 -45.6% - 72.7% 24.9% 32.4% 1 day 1 week 1 month Implied Minority Discount 8 -83.8% - 0.4% 9.2% 24.5% Mean 34.0% 34.3% 37.8% Price/Sales 7 0.18 - 3.44 1.38 0.76 Median 33.2% 31.3% 34.9% Price/Income 5 10.33 - 23.19 15.6 13.15 Lower Quartile 21.8% 27.4% 25.8% Price/Book Value 6 0.45 - 7.02 3.6 2.66 Target Invested Capital/EBIT 5 10.41 - 17.91 13.17 11.06 Target Invested Capital/EBITDA 6 7.68 - 18.21 11.67 11.3 | | Note (1): Control premium data from M&A transactions in the Thomson Reuters database. See Schedule D

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CPM Medical Consultants, LLC Valuation Summary and Conclusion Schedule F Valuation Date: June 30, 2017 Synthesis of Equity Value Summary - CPM Equity Value Valuation Method Indicated Value Reference Income Approach Discounted Cash Flow Method $29,380,834 Schedule B.7 Market Approach Guideline Public Company Method $27,631,126 Schedule C.2 Merger and Acquisition Method $27,142,089 Schedule D

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS17

Zimmer Biomet Holdings, Inc. (ZBH) is engaged in designing, manufacturing and marketing of orthopedic reconstructive products; sports medicine, biologics, extremities and trauma products; office-based technologies; spine, craniomaxillofacial and thoracic products; dental implants, and related surgical products. The Company’s products and solutions help treat patients suffering from disorders of, or injuries to, bones, joints or supporting soft tissues. The Company manages its operations through three geographic operating segments: the Americas, consisting principally of the United States and other North, Central and South American markets; EMEA, consisting principally of Europe and the Middle East and African markets, and Asia Pacific, consisting primarily of Japan and other Asian and Pacific markets. The Company’s product category segments include Americas Spine, Office Based Technologies, Craniomaxillofacial and Thoracic (CMF), and Dental.

Orthofix International N.V. (OFIX) is a global medical device company. The Company is focused on providing reconstructive and regenerative orthopedic and spine solutions to physicians. The company operates in four segments: BioStim, Biologics, Extremity Fixation and Spine Fixation. Its BioStim solutions products include Cervical-Stim, Spinal-Stim and Physio-Stim. The Biologics products include AlloQuent Structural Allografts, Trinity ELITE, Trinity Evolution and VersaShield. The Extremity Fixation products include Fixator, Eight-Plate Guided Growth System and Contours VPS Volar Plating System III. The Spine Fixation products include Hallmark Anterior Cervical Plate System, Ascent LE Posterior Occipital Cervico-Thoracic (POCT) System, Firebird Deformity Correction System, Phoenix Minimally Invasive Spinal Fixation System, Samba-Screw System, LONESTAR Cervical Stand Alone (CSA), SKYHAWK Lateral Interbody Fusion System & Lateral Plate System and CENTURION POCT System.

Globus Medical, Inc. (GMED) is a medical device company. The Company is focused on developing products for patients with musculoskeletal disorders. It is focused on products to treat patients with spine disorders. The Company’s products fall under categories, which include Innovative Fusion and Disruptive Technologies. The Innovative Fusion category products include fusion products to treat spinal disorders for the entire spine, and they can be used in various surgical approaches. The Disruptive Technologies category represents a shift in the treatment of spinal disorders by allowing for surgical procedures and the treatment of spinal disorders. QUARTEX is its Occipito-Cervico-Thoracic (OCT) stabilization system. QUARTEX features a threading locking cap to enable low-torque. The Company’s portfolio of approved and pipeline Disruptive Technology products includes products that allow for minimally invasive surgical (MIS) techniques.

Nuvasive, Inc. (NUVA) is a medical device company. The Company focuses on developing minimally-disruptive surgical products and procedurally-integrated solutions for the spine

[17]	Thompson Reuters Database, May 2017.

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS

surgery. Its product portfolio focuses on applications for spine fusion surgery, including biologics used to aid in the spinal fusion process. Its principal product offering includes a minimally-disruptive surgical platform called Maximum Access Surgery (MAS). The platform includes its software-driven nerve detection and avoidance systems, including NVM5, and intraoperative monitoring services and support; MaXcess, an integrated split-blade retractor system, and a range of implants and biologics. The platform combines three product categories: its MaXcess retractors, specialized implants and fixation products, and nerve monitoring systems and service offerings that collectively enable surgeons to detect and navigate around nerves, while directing customized access to the spine for implant delivery.

Exactech, Inc. (EXAC) develops, manufactures, markets, distributes and sells orthopedic implant devices, related surgical instrumentation and biologic services to hospitals and physicians. The Company’s segments include knee, hip, biologics and spine, extremity and other products. Its other products segment includes miscellaneous sales categories, such as bone cement, instrument rental fees, shipping charges and other product lines. The Company distributes joint replacement systems, including knee, hip, spine and extremity implant systems, and biologic products and services and bone cement materials used in orthopedic surgery and dental procedures. The Exactech Knee System provides solutions for partial, primary and revision total knee arthroplasty. Its hip solutions address the continuum of hip arthroplasty. It manufactures and distributes various products and services designed for the healing and regeneration of bone and soft tissue, including products, which contain human allograft.

Cardinal Health, Inc. (CAH) is a healthcare services and products company. The Company operates through two segments: Pharmaceutical and Medical. The Pharmaceutical segment distributes branded and generic pharmaceutical, specialty pharmaceutical, over-the-counter healthcare and consumer products. This segment also operates nuclear pharmacies and cyclotron facilities; provides pharmacy management services to hospitals, as well as medication therapy management and patient outcomes services to hospitals, other healthcare providers and payers, and provides services to healthcare companies. The Medical segment distributes a range of medical, surgical and laboratory products, and provides services to hospitals, ambulatory surgery centers, clinical laboratories and other healthcare providers. This segment also manufactures, sources and develops its own Cardinal Health brand medical and surgical products. It provides post-acute care management and transition services, and software to hospitals.

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS

Medtronic Public Limited Company (MDT) is a medical technology and services company. The Company develops, manufactures and markets its medical devices and technologies to hospitals, physicians, clinicians and patients in approximately 160 countries. The Company operates in four segments: Cardiac and Vascular Group, Minimally Invasive Technologies Group, Restorative Therapies Group and Diabetes Group. The Cardiac and Vascular Group segment includes Cardiac Rhythm & Heart Failure, Coronary & Structural Heart and Aortic & Peripheral Vascula. Its Minimally Invasive Technologies Group segment includes Surgical Solutions and Patient Monitoring and Recovery. Its Restorative Therapies Group segment includes Spine, Neuromodulation, Surgical Technologies and Neurovascular. Its Diabetes Group segment includes Intensive Insulin Management, Non-Intensive Diabetes Therapies and Diabetes Services & Solutions. The Company’s subsidiaries include Medtronic, Inc. and HeartWare International, Inc.

Stryker Corporation (SYK) is a medical technology company. The Company offers a range of medical technologies, including orthopedic, medical and surgical, and neurotechnology and spine products. The Company’s segments include Orthopaedics; MedSurg; Neurotechnology and Spine, and Corporate and Other. The Orthopaedics segment includes reconstructive (hip and knee) and trauma implant systems and other related products. The MedSurg segment includes surgical equipment and surgical navigation systems; endoscopic and communications systems; patient handling, emergency medical equipment, intensive care disposable products; reprocessed and remanufactured medical devices, and other related products. The Neurotechnology and Spine segment includes neurovascular products, spinal implant systems and other related products. The Company’s products include implants, which are used in joint replacement and trauma surgeries, and other products that are used in a range of medical specialties.

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